Exhibit 99.1

2nd Quarter 2012 • Report to Shareholders • Three and Six months ended April 30, 2012

TD Bank Group Reports Second Quarter 2012 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.
   The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The Interim Consolidated Financial Statements for the period ended April 30, 2012 reflect the Bank’s second set of financial statements prepared under IFRS. Comparative periods in 2011 have also been prepared under IFRS.
   Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
   Effective the first quarter of 2012, the insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). Prior period results have been restated accordingly.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.78, compared with $1.50.
•	Adjusted diluted earnings per share were $1.82, compared with $1.63.
•	Reported net income was $1,693 million, compared with $1,404 million.
•	Adjusted net income was $1,736 million, compared with $1,524 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2012, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $3.33, compared with $3.17.
•	Adjusted diluted earnings per share were $3.68, compared with $3.36.
•	Reported net income was $3,171 million, compared with $2,966 million.
•	Adjusted net income was $3,498 million, compared with $3,141 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $59 million after tax (6 cents per share), compared with $99 million after tax (11 cents per share) in the second quarter last year.
•
A loss of $9 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $7 million after tax (1 cent per share) in the second quarter last year.

•
A loss of $1 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $2 million after tax in the second quarter last year.

•	Integration charges relating to the Chrysler Financial acquisition of $3 million after tax, compared with $10 million after tax (1 cent per share) in the second quarter last year.
•	Integration charges of $30 million after tax (3 cents per share), relating to the acquisition of the MBNA Canada credit card portfolio.
•	Reduction of allowance for incurred but not identified credit losses of $59 million after tax (6 cents per share).

TORONTO, May 24, 2012 – TD Bank Group (TD or the Bank) today announced its financial results for the second quarter ended April 30, 2012. Results for the quarter reflected record North American retail earnings and a solid performance from Wholesale Banking.
"TD’s adjusted quarterly earnings were up 14% over the same period last year, with our North American retail businesses driving that growth, with a new record in adjusted earnings,” said Ed Clark, Group President and Chief Executive Officer. “While we expect the second half of 2012 to remain challenging due to slowing loan growth, persistent low rates and regulatory headwinds, we’re still working to deliver adjusted EPS growth in the 7-10% range this year.”

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted a very good quarter, with reported net income of $808 million. Adjusted net income was $838 million, up 14% from the same period last year. Results for the quarter were driven by good core volume growth, favourable credit performance and the contribution from MBNA.
“The ongoing low interest rate environment continues to present a challenge, as does slowing personal loan growth, but we will earn through it by focusing on delivering legendary service and convenience, managing expense growth prudently and identifying opportunities to invest in and grow businesses,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards.

Wealth and Insurance
Wealth and Insurance delivered net income of $365 million in the quarter, up 16% from the same period last year. This was driven by strong premium growth and claims performance in the Insurance business, improved results in TD’s Wealth business despite difficult markets, partially offset by lower earnings from TD Ameritrade due to decreased trading levels.
“This was a record quarter for both our Wealth and Insurance businesses, despite market volatility and lower trading volumes,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “Insurance is on track for a strong year. Wealth has performed well so far in 2012, partly through expense management, and we continue to expect earnings growth in the second half of the year despite uncertain markets and slow trading levels.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking delivered a record quarter, with reported and adjusted net income of US$358 million, up 9%, on an adjusted basis, from the same period last year, driven primarily by strong volume growth.
    “Strong growth in loans and deposits this quarter again helped mitigate the impact of the Durbin Amendment for TD Bank, America’s Most Convenient Bank,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “Despite a challenging economic and regulatory environment, we will continue to invest in our future growth and remain on track to open 35 new stores in 2012.”

Wholesale Banking
Wholesale Banking recorded net income of $197 million for the quarter, up 5% compared with the same period last year. The increase was due to higher revenues across a number of business lines, most notably investment banking. Revenues were reduced by the impact of late quarter trading conditions primarily in fixed income markets.
    “Our business delivered good results despite the resurgence of European related concerns,” said Bob Dorrance, Group Head, Wholesale Banking. “Strong performance across a number of businesses more than offset the declining market volumes that affected our trading businesses.  Although the negative trends are concerning, we remain confident that our diversified, client-focused business model will achieve target return levels through the cycle.”

Capital
TD’s Tier 1 capital ratio was 12.0% in the quarter. Capital quality remained very high, with tangible common equity comprising more than 85% of Tier 1 capital. TD continues to exceed the 7% Basel III requirement on a fully phased-in basis.

Conclusion
“We’re pleased with our results this quarter,” said Clark. “We continue to see a steady but modest recovery in the U.S. The low interest rate environment continues to impact our business, but we are also looking at the long-term horizon, which means executing on organic growth opportunities. We will continue to strategically invest in our businesses, manage our expense growth and leverage our competitive advantage in service and convenience to win customers and take market share.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	SECOND QUARTER FINANCIAL HIGHLIGHTS and	40	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	42	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	43	Interim Consolidated Balance Sheet
5	How We Performed	44	Interim Consolidated Statement of Income
10	Financial Results Overview	45	Interim Consolidated Statement of Changes in Equity
15	How Our Businesses Performed	46	Interim Consolidated Statement of Comprehensive Income
23	Balance Sheet Review	47	Interim Consolidated Statement of Cash Flows
24	Credit Portfolio Quality	48	Notes to Interim Consolidated Financial Statements
29	Capital Position
30	Managing Risk	109	SHAREHOLDER AND INVESTOR INFORMATION
36	Securitization And Off-Balance Sheet Arrangements
38	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this report in the “Business Outlook” section for each business segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2011 Annual Report.  Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the 2011 MD&A, as updated in this report; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2011 Annual Report under the headings “Economic Summary and Outlook”, as updated in this report; for each business segment, “Business Outlook and Focus for 2012”, as updated in this report under the headings “Business Outlook”; and for the Corporate segment in this report under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three and six months ended April 30, 2012, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2011 Annual Report. This MD&A is dated May 23, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2011 Annual Report, prepared in accordance with Canadian GAAP, or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. Comparative periods have been prepared in accordance with IFRS. For additional information relating to differences between Canadian GAAP and IFRS, refer to Note 21 to the Interim Consolidated Financial Statements. Additional information relating to the Bank, including the Bank’s 2011 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Results of operations
Total revenue	$5,750	$5,642	$5,156	$11,392	$10,615
Provision for credit losses	388	404	349	792	770
Non-interest expenses	3,372	3,549	3,163	6,921	6,353
Net income – reported	1,693	1,478	1,404	3,171	2,966
Net income – adjusted1	1,736	1,762	1,524	3,498	3,141
Economic profit2,3	762	782	596	1,546	1,238
Return on common equity – reported	16.2%	14.0%	16.1%	15.1%	16.6%
Return on common equity – adjusted2,3	16.6%	16.8%	17.6%	16.7%	17.6%
Return on invested capital2,3	N/A	N/A	15.2%	N/A	15.3%
Financial position
Total assets	$773,186	$779,144	$678,356	$773,186	$678,356
Total equity	45,919	45,548	39,047	45,919	39,047
Total risk-weighted assets	241,968	243,642	202,669	241,968	202,669
Financial ratios
Efficiency ratio – reported	58.7%	62.9%	61.3%	60.8%	59.8%
Efficiency ratio – adjusted1	56.8%	55.3%	58.3%	56.0%	57.3%
Tier 1 capital to risk weighted assets4	12.0%	11.6%	12.7%	12.0%	12.7%
Provision for credit losses as a % of net average
loans and acceptances5	0.37%	0.38%	0.37%	0.38%	0.40%
Common share information – reported (dollars)
Per share earnings
Basic	$1.79	$1.56	$1.52	$3.35	$3.21
Diluted	1.78	1.55	1.50	3.33	3.17
Dividends per share	0.72	0.68	0.66	1.40	1.27
Book value per share	45.19	45.00	38.59	45.19	38.59
Closing share price	83.49	77.54	81.92	83.49	81.92
Shares outstanding (millions)
Average basic	904.1	901.1	883.1	902.6	881.2
Average diluted	912.6	909.2	901.0	911.0	898.8
End of period	908.2	903.7	886.1	908.2	886.1
Market capitalization (billions of Canadian dollars)	$75.8	$70.1	$72.6	$75.8	$72.6
Dividend yield	3.4%	3.6%	3.1%	3.6%	3.2%
Dividend payout ratio	40.2%	43.7%	43.5%	41.8%	39.6%
Price to earnings ratio6	12.7	12.3	14.8	12.7	14.8
Common share information – adjusted (dollars)1
Per share earnings
Basic	$1.84	$1.87	$1.65	$3.71	$3.41
Diluted	1.82	1.86	1.63	3.68	3.36
Dividend payout ratio	39.2%	36.3%	40.0%	37.8%	37.3%
Price to earnings ratio6	11.6	11.1	13.3	11.6	13.3
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2
Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation. Return on invested capital is a non-GAAP financial measure. Refer to the “Economic Profit and Return on Invested Capital” section in the Bank’s 2011 Annual Report for an explanation.

3
Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $712 million for the second quarter 2011 and $758 million for the first quarter 2011.

4	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements.

6
For the period ended April 30, 2011, the price to earnings ratio was calculated using the preceding trailing four quarters which included the six months ended October 31, 2010 under Canadian GAAP and the six months ended April 30, 2011 under IFRS.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8 million online customers. TD had $773 billion in assets on April 30, 2012. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

Adoption of IFRS
The Canadian Accounting Standards Board previously announced that for fiscal years beginning on or after January 1, 2011, all publicly accountable enterprises will be required to report financial results in accordance with IFRS. Accordingly, for the Bank, IFRS was effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Interim and Annual Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures.
Information about the IFRS transition impact to the Bank’s reported financial position, equity, and financial performance is provided in Note 21 to the Interim Consolidated Financial Statements, which includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.
For details of the Bank’s significant accounting policies under IFRS, see Note 2 to the Bank’s Interim Consolidated Financial Statements.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income	$3,680	$3,687	$3,259	$7,367	$6,615
Non-interest income	2,070	1,955	1,897	4,025	4,000
Total revenue	5,750	5,642	5,156	11,392	10,615
Provision for credit losses	388	404	349	792	770
Non-interest expenses	3,372	3,549	3,163	6,921	6,353
Income before income taxes and equity in net income of an
investment in associate	1,990	1,689	1,644	3,679	3,492
Provision for income taxes	351	272	306	623	649
Equity in net income of an investment in associate, net of income taxes	54	61	66	115	123
Net income – reported	1,693	1,478	1,404	3,171	2,966
Preferred dividends	49	49	40	98	89
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,644	$1,429	$1,364	$3,073	$2,877
Attributable to:
Non-controlling interests	$26	$26	$25	$52	$51
Common shareholders	$1,618	$1,403	$1,339	$3,021	$2,826

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Operating results – adjusted
Net interest income1	$3,702	$3,701	$3,259	$7,403	$6,615
Non-interest income2	2,077	2,009	1,886	4,086	3,902
Total revenue	5,779	5,710	5,145	11,489	10,517
Provision for credit losses3	468	445	349	913	770
Non-interest expenses4	3,279	3,158	2,997	6,437	6,021
Income before income taxes and equity in net income of an
investment in associate	2,032	2,107	1,799	4,139	3,726
Provision for income taxes5	365	421	357	786	741
Equity in net income of an investment in associate, net of income taxes6	69	76	82	145	156
Net income – adjusted	1,736	1,762	1,524	3,498	3,141
Preferred dividends	49	49	40	98	89
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,687	1,713	1,484	3,400	3,052
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	25	52	51
Net income available to common shareholders – adjusted	1,661	1,687	1,459	3,348	3,001
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(59)	(60)	(99)	(119)	(202)
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale securities portfolio8	(9)	(45)	7	(54)	82
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions9	–	(9)	(20)	(9)	(44)
Increase (decrease) in fair value of credit default swaps hedging the
corporate loan book, net of provision for credit losses10	(1)	(1)	2	(2)	(1)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition11	(3)	(5)	(10)	(8)	(10)
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada12	(30)	(24)	–	(54)	–
Litigation reserve13	–	(171)	–	(171)	–
Reduction of allowance for incurred but not identified credit losses14	59	31	–	90	–
Total adjustments for items of note	(43)	(284)	(120)	(327)	(175)
Net income available to common shareholders – reported	$1,618	$1,403	$1,339	$3,021	$2,826
1
Adjusted net-interest income excludes the following items of note: second quarter 2012 – $22 million (net of tax, $17 million) of certain charges against revenues related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenues related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: second quarter 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $5 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; second quarter 2011 – $3 million gain due to change in fair value of CDS hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2011 – $6 million loss due to change in fair value of CDS hedging the corporate loan book; $93 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking.

4
Adjusted non-interest expenses excludes the following items of note: second quarter 2012 – $69 million amortization of intangibles, as explained in footnote 7; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 12; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $285 million of charges related to a litigation reserve, as explained in footnote 13; second quarter 2011 – $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; first quarter 2011 - $129 million amortization of intangibles; $37 million of integration charges related to U.S. Personal and Commercial Banking acquisitions.

5
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: second quarter 2012 – $15 million amortization of intangibles, as explained in footnote 7; first quarter 2012 – $15 million amortization of intangibles; second quarter 2011 – $16 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the MBNA Canada credit card portfolio in 2012. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 7

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

12
As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
As a result of certain adverse judgments in the U.S. during the first quarter of 2012, as well as a settlement reached following the quarter, the Bank took prudent steps to reassess its litigation reserve. Having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, this litigation provision of $285 million ($171 million after tax) was required.

14
Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking results), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” includes $80 million (net of tax, $59 million) in Q2 2012 and $41 million (net of tax, $31 million) in Q1 2012, all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

TABLE 4: RECONCILIATION OF REPORTED EARNINGS PER SHARE (EPS) TO ADJUSTED EPS1
(Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Basic earnings per share – reported	$1.79	$1.56	$1.52	$3.35	$3.21
Adjustments for items of note2	0.05	0.31	0.13	0.36	0.20
Basic earnings per share – adjusted	$1.84	$1.87	$1.65	$3.71	$3.41

Diluted earnings per share – reported	$1.78	$1.55	$1.50	$3.33	$3.17
Adjustments for items of note2	0.04	0.31	0.13	0.35	0.19
Diluted earnings per share – adjusted	$1.82	$1.86	$1.63	$3.68	$3.36
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Canada Trust	$–	$–	$42	$–	$84
TD Bank, N.A.	31	33	34	64	70
TD Ameritrade (included in equity in net income of an investment
in an associate)	15	15	16	30	33
Other	50	41	25	91	60
Amortization of intangibles, net of income taxes	$96	$89	$117	$185	$247
1	Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Common Equity
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
    Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 8

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Return on	Return on	Return on	Return on	Return on
	common equity	common equity	invested capital	common equity	invested capital
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Average common equity	$40,625	$39,999	$34,060	$40,262	$34,288
Average cumulative goodwill and intangible assets amortized,
net of income taxes	N/A	N/A	5,271	N/A	5,225
Average common equity/Average invested capital	$40,625	$39,999	$39,331	$40,262	$39,513
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$899	$905	$863	$1,802	$1,763
Net income available to common shareholders – reported	$1,618	$1,403	$1,339	$3,021	$2,826
Items of note impacting income, net of income taxes1	43	284	120	327	175
Net income available to common shareholders – adjusted	$1,661	$1,687	$1,459	$3,348	$3,001
Economic profit2	$762	$782	$596	$1,546	$1,238
Return on common equity – adjusted/Return on invested capital	16.6%	16.8%	15.2%	16.7%	15.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $712 million for the second quarter of 2011 and $758 million for the first quarter 2011.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 9

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to April 30, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, and $1,334 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $540 million has been allocated to $419 million of intangible assets and $121 million of goodwill. During the period from the acquisition date to April 30, 2012, goodwill increased by $1 million to $121 million, due to the refinement of various fair value marks. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (FRB), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule” or “the Rule”). The Commodity Futures Trading Commission issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.
The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter.
For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 10

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the second quarter of 2012 against the financial performance indicators included in the 2011 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the six months ended April 30, 2012 increased 10% from the same period last year, reflecting strong retail earnings performance. The Bank’s goal is to achieve 7 – 10% adjusted earnings per share growth over the medium term.

•	Adjusted return on risk-weighted assets (RWA) for the six months ended April 30, 2012 was 2.87%.
•	For the twelve months ended April 30, 2012, the total shareholder return was 5.5% which was above the Canadian peer average of (1.8)%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar – Canadian dollar exchange rate.
Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three and six months ended April 30, 2012, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	Apr. 30, 2012 vs.	Apr. 30, 2012 vs.
	Apr. 30, 2011	Apr. 30, 2011
U.S. Personal and Commercial Banking
Increased total revenue – reported	$46	$73
Increased total revenue – adjusted	46	73
Increased non-interest expenses – reported	28	49
Increased non-interest expenses – adjusted	28	44
Increased net income – reported, after tax	10	13
Increased net income – adjusted, after tax	10	16

TD Ameritrade
Increase in share of earnings, after tax	$1	$2
Increase in basic earnings per share – reported	$0.01	$0.01
Increase in basic earnings per share – adjusted	$0.01	$0.02

Economic Summary and Outlook
The Canadian economic recovery has remained largely on track. The pace of job gains has bounced back from the sluggish rate recorded late last year with more than 140,000 net jobs having been added over the last two months alone. Real GDP growth decelerated from 4.2% to 1.8% on an annualized basis in the fourth quarter of 2011. However, a strong handoff from the final months of the year ensures that growth will improve to around 2.5% when first quarter data are released later this month. Looking ahead, growth is likely to remain modest at around 2-2.5% on an annual average basis in 2012, with a similar growth rate for 2013. The U.S. economy has been gaining some traction, but ongoing structural challenges Stateside and an elevated Canadian dollar will limit gains in Canada’s export sector. Nonetheless, the impetus for economic growth over the near term is still likely to shift to exports and business investment and away from household and government spending. Consumers will continue to spend at a modest rate as the attraction of low interest rates is counterbalanced by a lack of pent-up demand, soft wage gains, and concerns surrounding household debt levels. The Bank of Canada recently indicated that interest rates could rise sooner than many were previously anticipating. TD Economics continues to expect the overnight rate to reach 2.00% by the end of 2013. However, the timing of the first hike is now anticipated to come in the fall of 2012.
    There are two key risks that TD Economics highlights. The ongoing European sovereign debt crisis continues to be the predominant issue faced by the global economy. The recession in Europe will likely be shallower than originally anticipated given stronger growth numbers in Germany. However, there are major risks that continue to plague the region. Recent failed elections in Greece are driving speculation of a default and a potential exit from the Eurozone which could threaten the stability of the European financial system. If this materializes, it will not only be a tremendous shock to the Greek economy, its cascading effects could prove destabilizing to the rest of the Eurozone. So while our base-case forecast is for only a mild recession in Europe, the outlook remains clouded with an emphasis on downside risks. Uncertainty will remain a key theme in the coming months. Domestically, the main risk surrounds the record level of household debt held by Canadians and the potential for a slowdown in consumer spending and housing activity once interest rates reach a more normal level.

Net Income
Quarterly comparison – Q2 2012 vs. Q2 2011
Reported net income for the quarter was $1,693 million, an increase of $289 million, or 21%, compared with the second quarter last year. Adjusted net income for the quarter was $1,736 million, an increase of $212 million, or 14%. The increase in adjusted net income was due primarily to higher earnings in all retail segments. Canadian Personal and Commercial Banking net income increased primarily due to good loan and deposit volume growth, favourable credit performance and an elevated contribution from MBNA. Wealth and Insurance net income increased primarily due to very strong revenue growth in the Insurance business and higher fee-based revenue in Wealth advice-based and asset management businesses, offset by lower transactional revenue from lower trading volumes in Wealth direct investing businesses and lower earnings in TD Ameritrade. U.S. Personal and Commercial Banking net income increased mainly due to strong organic volume growth, partially offset by the impact of the Durbin Amendment.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 11

Quarterly comparison – Q2 2012 vs. Q1 2012
Reported net income for the quarter increased $215 million, or 15%, compared with the prior quarter. Adjusted net income for the quarter decreased $26 million, or 1%, compared with the prior quarter. The decrease in adjusted net income was primarily due to the net loss in the Corporate segment and lower earnings in Canadian Personal and Commercial Banking, partially offset by higher earnings in the Wealth and Insurance segment. The net loss in the Corporate segment was primarily due to the impact of favourable tax items in the prior quarter. Canadian Personal and Commercial Banking net income decreased primarily due to fewer calendar days in the quarter, higher expenses and lower margin on average earning assets, partially offset by an extra month of MBNA. Wealth and Insurance net income increased primarily due to lower claims from weather-related events in the Insurance business and fee based revenue growth in Wealth advice-based and asset management businesses, partially offset by higher expenses and lower earnings in TD Ameritrade.

Year-to-date comparison – Q2 2012 vs. Q2 2011
On a year-to-date basis, reported net income was $3,171 million, an increase of $205 million, or 7%, compared with the same period last year. Year-to-date adjusted net income was $3,498 million, an increase of $357 million, or 11%. The increase in adjusted net income was driven by higher earnings in all retail segments and a lower net loss in the Corporate segment, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to strong volume growth and the inclusion of MBNA, partially offset by lower margin on average earning assets and higher expenses. Wealth and Insurance net income increased due to the inclusion of MBNA revenues, better claims management and premium growth in the Insurance business and higher fee-based revenue in Wealth advice-based and asset management businesses, partially offset by lower transactional revenue in Wealth direct investing businesses. U.S. Personal and Commercial Banking net income increased primarily due to strong organic growth, partially offset by the impact of the Durbin Amendment and higher expenses. The lower net loss in the Corporate segment was primarily due to lower net corporate expenses, the favourable impact of treasury and other hedging activities and favourable tax items in the current year. Wholesale Banking net income decreased primarily due to higher non-interest expenses.

Net Interest Income
Quarterly comparison – Q2 2012 vs. Q2 2011
Reported net interest income for the quarter was $3,680 million, an increase of $421 million, or 13%, compared with the second quarter last year. Adjusted net interest income for the quarter was $3,702 million, an increase of $443 million, or 14%, compared with the second quarter last year. The increase in adjusted net interest income was driven by increases across all segments. Canadian Personal and Commercial Banking net interest income increased primarily due to good volume growth, the inclusion of MBNA and an additional calendar day, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased primarily due to strong loan and deposit growth and the acquisition of Chrysler Financial. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

Quarterly comparison – Q2 2012 vs. Q1 2012
Reported net interest income for the quarter decreased $7 million compared with the prior quarter. Adjusted net interest income for the quarter was essentially flat compared with the prior quarter as increases in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking were partially offset by a decline in Wholesale Banking. Canadian Personal and Commercial Banking net interest income increased primarily due to MBNA as steady operating revenue was enhanced by an extra month of results as well as better than anticipated credit performance. U.S. Personal and Commercial Banking net interest income increased primarily due to acquired loan accretion and volume growth. Wholesale Banking net interest income decreased due to lower trading and non trading-related net interest income.

Year-to-date comparison – Q2 2012 vs. Q2 2011
On a year-to-date basis, reported net interest income of $7,367 million increased $752 million, or 11%, compared with the same period last year. Year-to-date adjusted net interest income was $7,403 million, an increase of $788 million, or 12%. The increase in adjusted net interest income was driven by increases in all segments. Canadian Personal and Commercial Banking net interest income increased primarily due to the inclusion of MBNA, strong volume growth and an additional calendar day, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased due to the acquisition of Chrysler Financial and organic growth, partially offset by an update to the timing of cash flows on certain debt securities classified as loans in the prior year. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income. Wealth and Insurance net interest income increased primarily due to higher margins and client balances in the Wealth businesses and increased margins in Insurance.

Non-Interest Income
Quarterly comparison – Q2 2012 vs. Q2 2011
Reported non-interest income for the quarter was $2,070 million, an increase of $173 million, or 9%, compared with the second quarter last year. Adjusted non-interest income for the quarter was $2,077 million, an increase of $191 million, or 10%, compared with the second quarter last year. The increase in adjusted non-interest income was driven by increases across all retail segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking non-interest income increased primarily due to gains on sales of securities and organic fee income growth, partially offset by the impact of the Durbin Amendment. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, repricing and the inclusion of MBNA. Wealth and Insurance non-interest income increased primarily due to lower claims from weather-related events in the Insurance business, higher fee-based revenue in the Wealth advice-based and asset management businesses and the inclusion of MBNA revenues in the Insurance business, partially offset by lower transactional revenue from lower trading volumes in the Wealth direct investing businesses. Wholesale Banking non-interest income decreased primarily due to losses on credit valuation adjustments primarily related to the Bank’s derivative liabilities, partially offset by higher investment banking fees and security gains.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 12

Quarterly comparison – Q2 2012 vs. Q1 2012
Reported non-interest income for the quarter increased $115 million, or 6%, compared with the prior quarter. Adjusted non-interest income increased $68 million, or 3%, compared with the prior quarter. The increase in adjusted non-interest income was due to increases in the U.S. Personal and Commercial Banking and Wealth and Insurance segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial non-interest income increased primarily due to gains on sales of securities. Wealth and Insurance non-interest income increased primarily due to lower claims from weather-related events in the Insurance business and fee-based revenue growth in Wealth advice-based and asset management businesses. Wholesale Banking non-interest income decreased primarily due to losses on credit valuation adjustments primarily related to the Bank’s derivative liabilities.

Year-to-date comparison – Q2 2012 vs. Q2 2011
On a year-to-date basis, reported non-interest income was $4,025 million, an increase of $25 million, or 1%, compared with the same period last year. Year-to-date adjusted non-interest income was $4,086 million, an increase of $184 million, or 5%, compared with the same period last year. The increase in adjusted non-interest income was due to increases in all retail segments, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, repricing and the inclusion of MBNA. U.S. Personal and Commercial Banking non-interest income increased primarily due to gains on sales of securities and organic growth, partially offset by the impact of the Durbin amendment. Wealth and Insurance non-interest income increased primarily due to the inclusion of MBNA, better claims management and premium growth in the Insurance business and higher fee-based revenue in Wealth advice-based and asset management businesses. Wholesale Banking non-interest income decreased primarily due to lower security gains and losses on credit valuation adjustments primarily related to the Bank’s derivative liabilities, partially offset by higher investment banking fees.

Provision for Credit Losses
Quarterly comparison – Q2 2012 vs. Q2 2011
Reported PCL for the quarter was $388 million, an increase of $39 million, or 11%, compared to the second quarter last year. Adjusted PCL for the quarter was $468 million, an increase of $119 million, or 34%, compared with the second quarter last year. The increase in adjusted PCL was due to the acquisition of MBNA Canada’s credit card portfolio in Canadian Personal and Commercial Banking and higher provisions in U.S. Personal and Commercial Banking primarily due to the Chrysler Financial acquisition and organic loan growth, partially offset by improved asset quality.

Quarterly comparison – Q2 2012 vs. Q1 2012
Reported PCL for the quarter decreased $16 million, or 4%, compared with the prior quarter. Adjusted PCL increased $23 million, or 5%, compared with the prior quarter. The increase in adjusted PCL was primarily due to higher provisions in U.S. Personal and Commercial Banking largely due to timing.

Year-to-date comparison – Q2 2012 vs. Q2 2011
On a year-to-date basis, reported PCL was $792 million, an increase of $22 million, or 3%, compared with the same period last year. On a year-to-date basis, adjusted PCL was $913 million, an increase of $143 million, or 19%. The increase in adjusted PCL was due to the acquisition of MBNA Canada’s credit card portfolio in Canadian Personal and Commercial Banking, partially offset by lower provisions in U.S. Personal and Commercial Banking mainly due to lower PCL on debt securities classified as loans, net of higher PCL from the acquisition of Chrysler Financial.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Provision for credit losses – counterparty-specific and
individually insignificant
Provision for credit losses (net of reversals) – counterparty-specific	$93	$128	$89	$221	$228
Provision for credit losses (net of reversals) – individually insignificant	283	328	285	611	587
Recoveries	(38)	(35)	(55)	(73)	(89)
Total provision for credit losses for counterparty-specific and
individually insignificant	338	421	319	759	726
Provision for credit losses – incurred but not identified
Canadian Personal and Commercial Banking and Wholesale Banking	16	33	–	49	–
U.S. Personal and Commercial Banking	34	(50)	29	(16)	42
Other	–	–	1	–	2
Total provision for credit losses – incurred but not identified	50	(17)	30	33	44
Provision for credit losses	$388	$404	$349	$792	$770

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison – Q2 2012 vs. Q2 2011
Reported non-interest expenses for the quarter were $3,372 million, an increase of $209 million, or 7%, compared with the second quarter last year. Adjusted non-interest expenses were $3,279 million, an increase of $282 million, or 9%, compared with the second quarter last year largely due to the acquisitions of MBNA Canada’s credit card portfolio and Chrysler Financial. The increase in adjusted non-interest expenses was driven by increases in most segments. Canadian Personal and Commercial Banking expenses increased primarily due to the inclusion of MBNA, higher employee-related costs, higher volumes and the timing of business initiatives. U.S. Personal and Commercial Banking expenses increased primarily due to legal and credit-related expenses, investments in the core franchise including new stores and the Chrysler Financial acquisition. Wholesale Banking expenses increased primarily due to higher operating expenses.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 13

The Bank’s reported efficiency ratio improved to 58.7%, compared with 61.3% in the second quarter last year. The Bank’s adjusted efficiency ratio improved to 56.8%, compared with 58.3% in the second quarter last year.

Quarterly comparison – Q2 2012 vs. Q1 2012
Reported non-interest expenses for the quarter decreased $177 million, or 5%, compared with the prior quarter. Adjusted non-interest expenses increased $121 million, or 4%, compared with the prior quarter. The increase in adjusted non-interest expenses was driven by higher expenses in all retail segments, partially offset by lower expenses in Wholesale Banking. Canadian Personal and Commercial Banking expenses increased primarily due to an extra month of MBNA, higher employee-related costs and the timing of business investments, partially offset by fewer calendar days. U.S. Personal and Commercial Banking expenses increased primarily due to legal and credit-related expenses and increased advertising. Wealth and Insurance expenses increased primarily due to higher variable costs driven by increased revenue in the Wealth businesses. Wholesale Banking expenses decreased primarily due to lower variable compensation commensurate with lower capital markets revenue.
The reported efficiency ratio improved to 58.7%, compared with 62.9% in the prior quarter. The adjusted efficiency ratio worsened to 56.8%, compared with 55.3% in the prior quarter.

Year-to-date comparison – Q2 2012 vs. Q2 2011
On a year-to-date basis, reported non-interest expenses were $6,921 million, an increase of $568 million, or 9%, compared with the same period last year. Adjusted non-interest expenses were $6,437 million, an increase of $416 million, or 7%. The increase in adjusted non-interest expenses was driven by growth in most segments. U.S. Personal and Commercial Banking expenses increased due to the Chrysler Financial acquisition, legal and credit-related expenses, new store openings and investments in the core franchise. Canadian Personal and Commercial Banking expenses increased primarily due to the inclusion of MBNA, higher employee-related costs, the timing of business initiatives and one extra calendar day. Wholesale Banking expenses increased primarily due to higher variable compensation on improved investment banking revenue.
The reported efficiency ratio worsened to 60.8%, compared with 59.8% in the same period last year. The adjusted efficiency ratio improved to 56.0%, compared with 57.3%.

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 17.6% for the second quarter, compared with 18.6% in the same quarter last year and 16.1% in the prior quarter.  The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year.

TABLE 9: TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	Apr. 30		Jan. 31		Apr. 30		Apr. 30		Apr. 30
	2012		2012		2011		2012		2011
Income taxes at Canadian statutory income tax rate	$525	26.3%	$444	26.3%	$462	28.1%	$969	26.3%	$981	28.1%
Increase (decrease) resulting from:
Dividends received	(56)	(2.8)	(48)	(2.8)	(38)	(2.4)	(104)	(2.8)	(105)	(3.0)
Rate differentials on international operations	(96)	(4.8)	(141)	(8.4)	(96)	(5.8)	(237)	(6.5)	(220)	(6.3)
Other	(22)	(1.1)	17	1.0	(22)	(1.3)	(5)	(0.1)	(7)	(0.2)
Provision for income taxes and effective
income tax rate – reported	$351	17.6%	$272	16.1%	$306	18.6%	$623	16.9%	$649	18.6%

The Bank’s adjusted effective tax rate was 18.0% for the quarter, lower than 19.8% in the same quarter last year and lower than 20.0% in the prior quarter due primarily to a favourable tax item in Wholesale Banking.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 14

TABLE 10: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Provision for income taxes – reported	$351	$272	$306	$623	$649
Adjustments for items of note: Recovery of (provision for)
income taxes1,2
Amortization of intangibles	25	25	41	50	84
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(4)	8	(4)	4	(22)
Integration charges and direct transaction costs relating to U.S. Personal
and Commercial Banking acquisitions	–	2	11	2	24
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	1	1	(1)	2	2
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	3	1	4	4	4
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	10	8	–	18	–
Litigation reserve	–	114	–	114	–
Reduction of allowance for incurred but not identified credit losses	(21)	(10)	–	(31)	–
Total adjustments for items of note	14	149	51	163	92
Provision for income taxes – adjusted	$365	$421	$357	$786	$741
Effective income tax rate – adjusted3	18.0%	20.0%	19.8%	19.0%	19.9%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 15

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking segment. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges and direct transaction costs related to the acquisition of Chrysler Financial are reported in the Corporate segment.
Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth and Insurance and Corporate Shared Services. The Bank has updated the corresponding segment reporting results retroactively for 2011.
Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2011 MD&A, and Note 27 to the 2011 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $74 million, compared with $63 million in the second quarter last year, and $70 million in the prior quarter.
The Bank continues to securitize retail loans and receivables, however under IFRS, these loans and receivables remain on-balance sheet and the related interest is recognized over the life of the loan.

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income	$1,967	$1,930	$1,729	$3,897	$3,516
Non-interest income	636	640	564	1,276	1,130
Total revenue – reported	2,603	2,570	2,293	5,173	4,646
Total revenue – adjusted	2,625	2,584	2,293	5,209	4,646
Provision for credit losses	274	283	192	557	407
Non-interest expenses – reported	1,226	1,160	1,074	2,386	2,134
Non-interest expenses – adjusted	1,208	1,142	1,074	2,350	2,134
Net income – reported	808	826	733	1,634	1,502
Adjustments for items of note, net of income taxes1
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	30	24	–	54	–
Net income – adjusted	$838	$850	$733	$1,688	$1,502
Selected volumes and ratios
Return on common equity – reported2	42.0%	43.7%	36.2%	42.8%	36.7%
Return on common equity – adjusted2	43.4%	44.9%	36.2%	44.2%	36.7%
Margin on average earning assets (including securitized assets)
– reported	2.84%	2.77%	2.77%	2.80%	2.79%
Margin on average earning assets (including securitized assets)
– adjusted	2.87%	2.79%	2.77%	2.83%	2.79%
Efficiency ratio – reported	47.1%	45.1%	46.8%	46.1%	45.9%
Efficiency ratio – adjusted	46.0%	44.2%	46.8%	45.1%	45.9%
Number of Canadian retail stores	1,153	1,150	1,131	1,153	1,131
Average number of full-time equivalent staff	31,017	30,696	29,538	30,855	29,539
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q2 2012 vs. Q2 2011
Canadian Personal and Commercial Banking reported net income for the quarter was $808 million, an increase of $75 million, or 10%, compared with the second quarter last year. Adjusted net income was $838 million, an increase of $105 million, or 14%, compared with the second quarter last year, primarily driven by good loan and deposit volume growth, favourable credit performance and an elevated contribution from MBNA. The reported annualized return on common equity for the quarter was 42.0%, while the adjusted annualized return on common equity was 43.4%.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 16

Canadian Personal and Commercial Banking revenue is derived from personal banking, auto lending, credit cards, and business banking. Reported revenue for the quarter was $2,603 million, an increase of $310 million, or 14%, while adjusted revenue was a record $2,625 million, an increase of $332 million, or 14%, compared with the second quarter last year. MBNA accounted for 9% of reported and 10% of adjusted revenue growth. Net interest income growth was driven by the inclusion of MBNA, good volume growth, and an additional calendar day, partially offset by lower margin on average earning assets. The retail business continues to generate good, but slowing, personal lending volume growth, while business lending volume growth remains strong. Compared with the second quarter last year, average real estate secured lending volume increased $12.8 billion, or 7%. Auto lending average volume increased $1.6 billion, or 13%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $4.8 billion, or 14%. Average personal deposit volume increased $8.5 billion, or 6%, while average business deposit volume increased $5.3 billion, or 9%. Excluding the impact of MBNA, margin on average earning assets decreased 12 bps to 2.65%. The decrease was primarily due to the impact of a low interest rate environment, portfolio mix, and competitive pricing pressure. Non-interest income growth of 13% was driven by higher transaction volumes, repricing, and MBNA.
PCL for the quarter was $274 million, an increase of $82 million, or 43%, compared with the second quarter last year, due entirely to MBNA. Personal banking PCL was $264 million, or $169 million excluding MBNA, a decrease of $19 million, or 10%, due to better credit performance and enhanced collection strategies. Business banking PCL was $10 million, an increase of $6 million compared with the second quarter last year. Credit quality remained steady as annualized PCL as a percentage of credit volume was 0.38%, or 0.26% excluding MBNA, a decrease of 4 bps, compared with the second quarter last year. Net impaired loans were $943 million, an increase of $53 million, or 6%, over the second quarter last year. Net impaired loans as a percentage of total loans were 0.32%, compared with 0.34% as at April 30, 2011.
Reported non-interest expenses for the quarter were $1,226 million, an increase of $152 million, or 14%, compared with the second quarter last year. Adjusted non-interest expenses for the quarter were $1,208 million, an increase of $134 million, or 12%, compared with the second quarter last year. Excluding MBNA, expenses increased $51 million, or 5%, driven by employee related costs, higher volumes, and the timing of business initiatives.
The average full-time equivalent (FTE) staffing levels increased by 1,479, or 5%, compared with the second quarter last year, primarily due to MBNA. The reported efficiency ratio for the quarter was 47.1%, while the adjusted efficiency ratio was 46.0%, compared with 46.8% in the second quarter last year.

Quarterly comparison – Q2 2012 vs. Q1 2012
Canadian Personal and Commercial Banking reported net income for the quarter decreased $18 million, or 2%, compared with the prior quarter. Adjusted net income for the quarter decreased $12 million, or 1%, compared with the prior quarter. The reported annualized return on common equity for the quarter was 42.0%, while the adjusted annualized return on common equity was 43.4%, compared with 43.7% and 44.9% respectively, in the prior quarter.
Reported revenue for the quarter increased $33 million, or 1%, while adjusted revenue increased $41 million, or 2%, compared with the prior quarter driven by a full quarter of MBNA, partially offset by fewer calendar days. Net interest income growth was driven by MBNA as steady operating revenue was enhanced by an extra month of results as well as better than anticipated credit performance. Excluding MBNA, net interest income was down from the prior quarter driven by fewer calendar days and lower margin on average earning assets, partially offset by solid volume growth. Compared with the prior quarter, average real estate secured lending volume increased $1.5 billion, or 1%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $1.6 billion, or 4%. Average personal deposit volume increased $2.9 billion, or 2%, while average business deposit volume was relatively flat. Excluding MBNA, margin on average earning assets decreased 2 bps, driven by the low interest rate environment and portfolio mix. Non-interest income was slightly down compared to the prior quarter driven by fewer calendar days.
PCL for the quarter decreased $9 million, or 3%. Credit quality remained steady as personal banking PCL, excluding MBNA, decreased $20 million, or 11%. Including MBNA, personal banking PCL increased $2 million, or 1% driven by the full quarter impact of MBNA, while business banking PCL decreased $11 million. Net impaired loans decreased $7 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.32%, compared with 0.33% as at January 31, 2012.
Reported and adjusted non-interest expenses for the quarter increased $66 million, or 6%, compared with the prior quarter, driven by a full quarter of MBNA, employee related costs, and the timing of business investments, partially offset by fewer calendar days.
Average FTE staffing levels increased 321, or 1%, largely due to the full quarter impact of MBNA. The reported efficiency ratio for the current quarter was 47.1%, while the adjusted efficiency ratio was 46.0%, compared with 45.1% and 44.2% respectively, in the prior quarter.

Year-to-date comparison – Q2 2012 vs. Q2 2011
Canadian Personal and Commercial Banking reported net income for the six months ended April 30, 2012 was $1,634 million, an increase of $132 million, or 9%, compared with the same period last year. Adjusted net income for the six months ended April 30, 2012 was $1,688 million, an increase of $186 million, or 12%, compared with the same period last year. On a year-to-date basis, the reported annualized return on common equity was 42.8%, while the adjusted annualized return on common equity was 44.2%.
Reported revenue on a year-to-date basis was $5,173 million, an increase of $527 million, or 11%, compared with the same period last year. Adjusted revenue was $5,209 million, an increase of $563 million, or 12%, compared with the same period last year. MBNA contributed 7% to reported and 8% to adjusted revenue growth. Net interest income growth was driven by the inclusion of MBNA, strong volume growth, and an additional calendar day, partially offset by lower margin on average earning assets. The business continues to generate good, but slowing, personal lending volume growth, while business lending volume growth remained strong. Compared with the same period last year, average real estate secured lending volume increased $13.4 billion, or 7%. Auto lending average volume increased $1.9 billion, or 16%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volumes increased $4.7 billion, or 14%. Average personal deposit volumes increased $6.8 billion, or 5%, while average business deposit volumes increased $6.3 billion, or 11%. Excluding MBNA, the year-to-date margin on average earning assets decreased 13 bps to 2.66%, due to the impact of a low interest rate environment, portfolio mix, and competitive pricing pressure. Non-interest income growth of 13% was driven by higher transaction volumes, repricing, and MBNA.
PCL on a year-to-date basis was $557 million, an increase of $150 million, or 37%, compared with the same period last year, due entirely to MBNA. Personal banking PCL excluding MBNA decreased $37 million, or 9%, due to better credit performance and enhanced collection strategies. Business banking PCL was $31 million, an increase of $19 million, primarily due to fewer recoveries in the current period.
On a year-to-date basis, reported non-interest expenses were $2,386 million, an increase of $252 million, or 12%, compared with the same period last year. Adjusted non-interest expenses were $2,350 million, an increase of $216 million, or 10%, compared with the same period last year. Excluding MBNA, expenses increased $83 million, or 4%, compared with the same period last year, driven by higher employee-related costs, the timing of business initiatives, and one extra calendar day.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 17

The average FTE staffing levels on a year-to-date basis increased by 1,316, or 4%, compared with the same period last year, largely due to MBNA. The reported efficiency ratio on a year-to-date basis was 46.1%, while the adjusted efficiency ratio was 45.1%, compared with 45.9% for the same period last year.

Business Outlook
Overall, we expect Canadian Personal and Commercial Banking to post good results in the second half of 2012 driven by positive operating leverage, solid volume growth, favourable contribution from the MBNA acquisition, and relatively steady credit loss performance. Looking further out, we expect the operating environment to be more challenging with sustained low interest rates, regulatory changes and slower economic growth leading to lower margins and slowing loan growth. We intend to manage through this environment by continuing to focus on our core strategy of customer service and convenience, identifying opportunities to invest in and grow businesses, and driving operational efficiencies.

TABLE 12: WEALTH AND INSURANCE1
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income	$144	$144	$134	$288	$267
Insurance revenue, net of claims and related expenses2	330	281	254	611	563
Income from financial instruments designated at fair value through
profit or loss	(17)	10	(2)	(7)	(29)
Non-interest income – other	591	564	594	1,155	1,171
Total revenue	1,048	999	980	2,047	1,972
Non-interest expenses	653	639	648	1,292	1,307
Net income	318	294	259	612	517
Wealth	155	144	151	299	281
Insurance	163	150	108	313	236
TD Ameritrade	47	55	57	102	105
Total Wealth and Insurance	$365	$349	$316	$714	$622
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)	$255	$250	$248	$255	$248
Assets under management – Wealth (billions of Canadian dollars)	202	196	190	202	190
Gross originated insurance premiums	877	763	812	1,640	1,525
Return on common equity3	22.5%	21.4%	25.6%	21.9%	24.3%
Efficiency ratio	62.3%	64.0%	66.1%	63.1%	66.3%
Average number of full-time equivalent staff	12,003	11,898	12,083	11,950	12,046
1
Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The prior period results have been restated accordingly.

2
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Statement of Income. For the three and six months ended April 30, 2012, the claims and related expenses were $512 million and $1,091 million, respectively. For the three and six months ended April 30, 2011, the claims and related expenses were $544 million and $1,044 million, respectively.

3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q2 2012 vs. Q2 2011
Wealth and Insurance net income for the quarter was $365 million, an increase of $49 million, or 16%, compared with the second quarter last year. Wealth and Insurance net income excluding TD Ameritrade was $318 million, an increase of $59 million, or 23%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $47 million, a decrease of $10 million, or 18%, compared with the second quarter last year, mainly due to lower earnings at TD Ameritrade. For its second quarter ended March 31, 2012, TD Ameritrade reported net income of US$137 million, a decrease of US$35 million, or 20%, compared with the second quarter last year, primarily driven by lower trading revenues. Wealth and Insurance’s annualized return on common equity for the quarter was 22.5%.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and general insurance. Wealth and Insurance revenue for the quarter was $1,048 million, an increase of $68 million, or 7%, compared to the second quarter last year. Very strong revenue growth in Insurance business was primarily driven by lower claims from weather-related events, the inclusion of MBNA revenues, strong premium growth and better claims management. A decrease in transactional revenues from lower trading volumes in direct investing businesses was largely offset by an increase in fee-based revenue driven by increased client assets in the Wealth advice-based and asset management businesses.
Non-interest expenses for the quarter were $653 million, an increase of $5 million, or 1%, compared with the second quarter last year. This was mainly due to increased expenses to support business growth in Insurance.
Assets under administration of $255 billion as at April 30, 2012, increased by $7 billion, or 3%, from April 30, 2011. Assets under management of $202 billion as at April 30, 2012 increased by $12 billion, or 6%, from April 30, 2011. These increases were driven by net new client assets, partially offset by lower equity markets.
Gross originated insurance premiums of $877 million increased $65 million, or 8%, compared with the second quarter last year. The increase was primarily due to organic business growth.
The efficiency ratio for the current quarter improved to 62.3%, compared with 66.1% in the second quarter last year.
The average FTE staffing levels decreased by 80, or 1%, compared with the second quarter last year primarily from lower support required due to a decrease in transactional activity in the Wealth businesses this year.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 18

Quarterly comparison – Q2 2012 vs. Q1 2012
Wealth and Insurance net income for the quarter increased by $16 million, or 5%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $8 million, or 15%, compared with the prior quarter, mainly due to lower earnings at TD Ameritrade. For its second quarter ended March 31, 2012, TD Ameritrade reported net income decreased US$15 million, or 10%, compared with the prior quarter primarily driven by an increase in expenses. The annualized return on common equity for the quarter was 22.5%, compared with 21.4% in the prior quarter.
Revenue for the quarter increased $49 million, or 5%, compared with the prior quarter, primarily due to lower claims from weather-related events in the Insurance business, and fee-based revenue growth in Wealth advice-based and asset management businesses.
Non-interest expenses increased $14 million, or 2%, compared to the prior quarter, primarily due to higher variable costs driven by increased revenue in the Wealth businesses.
Assets under administration of $255 billion as at April 30, 2012 increased $5 billion, or 2%, from January 31, 2012. Assets under management of $202 billion as at April 30, 2012 increased $6 billion, or 3%, from January 31, 2012. These increases were driven primarily by net new client assets.
Gross originated insurance premiums increased $114 million, or 15%, compared with the prior quarter. The increase is due to seasonality of policy renewals.
The efficiency ratio for the current quarter improved to 62.3%, compared with 64.0% in the prior quarter.
The average FTE staffing levels increased by 105, or 1%, compared with the prior quarter, primarily resulting from business growth in the Insurance business.

Year-to-date comparison – Q2 2012 vs. Q2 2011
Wealth and Insurance net income for the six months ended April 30, 2012 was $714 million, an increase of $92 million, or 15%, compared with the same period last year. Wealth and Insurance net income excluding TD Ameritrade was $612 million, an increase of $95 million, or 18%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $102 million, a decrease of $3 million, or 3%, compared with the same period last year, driven by lower earnings at TD Ameritrade. For its six months ended March 31, 2012, TD Ameritrade reported net income of US$289 million, a decrease of US$28 million, or 9%, compared with the same period last year, primarily driven by lower trading revenues. On a year-to-date basis, Wealth and Insurance’s annualized return on common equity was 21.9%.
Revenue on a year-to-date basis was $2,047 million, an increase of $75 million, or 4%, compared with the same period last year. The increase was primarily due to the inclusion of MBNA, better claims management and premium growth. Lower transaction revenue in direct investing businesses was partially offset by higher fee-based revenue from increased assets under administration and assets under management in Wealth advice-based and asset management businesses. Net interest income increased in the Wealth and Insurance businesses driven by higher margins and client balances in the Wealth businesses and increased margins in Insurance.
On a year-to-date basis, non-interest expenses were $1,292 million, a decrease of $15 million, or 1%, compared with the same period last year. The decrease was primarily due to lower expenses in the Wealth business from non-recurring project expenses in the first half of 2011, partially offset by increased expenses in Insurance to support business growth.
On a year-to-date basis, gross originated insurance premiums were $1,640 million, an increase of $115 million, or 8%, compared with the same period last year. The increase was primarily due to organic business growth.
The efficiency ratio on a year-to-date basis improved to 63.1%, compared with 66.3% in the same period last year.
The average FTE staffing levels on a year-to-date basis decreased by 96, or 1%, compared with the same period last year, primarily from lower support required due to a decrease in transactional activity in Wealth, partially offset by an FTE increase from growth in the Wealth advice-based businesses.

Business Outlook
The Insurance business is expected to deliver strong results for 2012 as premium growth and better claims management are anticipated to continue throughout the remainder of the year.
While the Wealth business may continue to face difficult and volatile economic conditions we expect our strong franchise will continue to generate good client asset inflows. This, combined with prudent cost management should deliver solid results.

TD AMERITRADE HOLDING CORPORATION
Refer to Note 9 to the Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 19

TABLE 13: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Jan. 31	Apr. 30
	2012	2012	2011	2012	2012	2011
Net interest income	$1,178	$1,157	$1,073	$1,185	$1,134	$1,103
Non-interest income	409	338	310	412	331	323
Total revenue	1,587	1,495	1,383	1,597	1,465	1,426
Provision for credit losses – loans	157	113	136	157	111	139
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans1	32	42	37	33	41	39
Provision for credit losses – total	192	158	176	193	155	181
Non-interest expenses – reported	953	1,185	839	959	1,166	863
Non-interest expenses – adjusted	953	889	809	959	870	831
Net income – reported	356	172	296	358	165	308
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions	–	9	20	–	9	20
Litigation reserve	–	171	–	–	171	–
Net income – adjusted	$356	$352	$316	$358	$345	$328
Selected volumes and ratios
Return on common equity – reported3	8.2%	3.9%	7.4%	8.2%	3.9%	7.4%
Return on common equity – adjusted3	8.2%	7.9%	7.9%	8.2%	7.9%	7.9%
Margin on average earning assets (TEB)4	3.74%	3.61%	3.77%	3.74%	3.61%	3.77%
Efficiency ratio – reported	60.1%	79.3%	60.7%	60.1%	79.3%	60.7%
Efficiency ratio – adjusted	60.1%	59.5%	58.5%	60.1%	59.5%	58.5%
Number of U.S. retail stores	1,288	1,284	1,285	1,288	1,284	1,285
Average number of full-time equivalent staff	24,733	25,092	23,447	24,733	25,092	23,447
				For the six months ended
	Canadian dollars					U.S. dollars
			Apr. 30	Apr. 30	Apr. 30	Apr. 30
			2012	2011	2012	2011
Net interest income			$2,335	$2,175	$2,319	$2,201
Non-interest income			747	610	743	623
Total revenue			3,082	2,785	3,062	2,824
Provision for credit losses – loans			270	277	268	280
Provision for credit losses – debt securities
classified as loans			6	69	6	69
Provision for credit losses – acquired
credit-impaired loans1			74	37	74	39
Provision for credit losses – total			350	383	348	388
Non-interest expenses – reported			2,138	1,682	2,125	1,702
Non-interest expenses – adjusted			1,841	1,615	1,829	1,633
Net income – reported			528	598	523	609
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions			9	44	9	44
Litigation reserve			171	–	171	–
Net income – adjusted			$708	$642	$703	$653
Selected volumes and ratios
Return on common equity – reported3			6.0%	7.3%	6.0%	7.3%
Return on common equity – adjusted3			8.1%	7.9%	8.1%	7.9%
Margin on average earning assets (TEB)4			3.68%	3.81%	3.68%	3.81%
Efficiency ratio – reported			69.4%	60.4%	69.4%	60.4%
Efficiency ratio – adjusted			59.8%	58.0%	59.8%	58.0%
Number of U.S. retail stores			1,288	1,285	1,288	1,285
Average number of full-time equivalent staff			24,914	23,160	24,914	23,160
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

4	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q2 2012 vs. Q2 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $356 million, an increase of $60 million, or 20% on a reported basis, and an increase of $40 million, or 13% on an adjusted basis, compared with the second quarter last year. In U.S. dollar terms, net income for the quarter was US$358 million on a reported basis, an increase of US$50 million, or 16%, and US$358 million on an adjusted basis, an increase of US$30 million, or 9%, compared with the second quarter last year. The increase in adjusted earnings was primarily due to strong organic volume growth, partially offset by the impact of the Durbin Amendment. Increases in revenue included gains on sales of securities. Non interest expenses also increased driven by core growth and legal and credit-related expenses. The annualized reported and adjusted return on common equity for the quarter was 8.2%.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 20

In U.S. dollar terms, revenue for the quarter was US$1,597 million, an increase of US$171 million, or 12%, compared with the second quarter last year. The increase was primarily due to gains on sales of securities, strong loan and deposit growth, and the Chrysler Financial acquisition, partially offset by the impact of the Durbin Amendment. Margin on average earning assets decreased by 3 bps to 3.74%, compared with the second quarter last year, primarily due to deposit margin compression partially offset by favourable loan spreads. Excluding the Chrysler Financial acquisition, average loans increased by 10% compared with the second quarter last year. Average deposits, excluding TD Ameritrade IDAs and Government deposits, increased by 8%.
Total PCL for the quarter was US$193 million, an increase of US$12 million, or 7%. The underlying credit quality of the loan portfolio continues to improve. The performance of acquired credit-impaired loans (which includes the loans from South Financial and the FDIC-assisted acquisitions as well as acquired credit-impaired loans from Chrysler Financial) remained in line with our expectations with a slight decline on these loans compared to the prior year. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$18 million, due primarily to organic loan growth and the Chrysler Financial acquisition, partially offset by improved asset quality. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.93%, a decrease of 10 bps, compared with the second quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,038 million, a decrease of US$89 million, or 8%, compared with the second quarter last year partially due to the reclassification of certain delinquent properties from gross impaired loans to other assets. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% at April 30, 2012, compared with 1.6% as at April 30, 2011. Net impaired debt securities classified as loans were US$1,344 million as at April 30, 2012, a decrease of US$174 million, or 11%, compared to April 30, 2011.
Non-interest expenses for the quarter were US$959 million, an increase of US$96 million, or 11% on a reported basis, and an increase of US$128 million, or 15% on an adjusted basis, compared with the second quarter last year primarily due to investments in the core franchise including new stores, legal and credit-related expenses, and the Chrysler Financial acquisition.
The average FTE staffing levels increased by 1,286, or 5%, compared with the second quarter last year. This increase resulted primarily from the Chrysler Financial acquisition. The efficiency ratio for the quarter was 60.1%, compared with 60.7% on a reported basis, and 58.5% on an adjusted basis, in the second quarter last year.

Quarterly comparison – Q2 2012 vs. Q1 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $184 million, or 107%, on a reported basis, and increased $4 million, or 1%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income increased US$193 million, or 117%, on a reported basis, and increased US$13 million, or 4%, on an adjusted basis. On a reported basis, earnings for the quarter ended January 31, 2012 included a previously disclosed significant litigation reserve. Adjusted net income reflects higher revenue, offset by higher expenses and PCL. The annualized return on common equity for the quarter was 8.2%, compared with 3.9% on a reported basis and 7.9% on an adjusted basis in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$132 million, or 9%, compared with the prior quarter due primarily to gains on sales of securities and acquired loan accretion. Margin on average earning assets increased 13 bps to 3.74%, compared with the prior quarter primarily due to timing of cash flows on acquired credit-impaired portfolios. Average loans increased by US$2.5 billion, or 4%, compared with the prior quarter with an increase of 5% in average personal loans and an increase of 3% in average business loans. Average deposits increased US$1.6 billion, or 1%, compared with the prior quarter, including a US$1.2 billion decrease in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$2.8 billion, or 3%, driven by 5% growth in personal deposit volume.
Total PCL for the quarter increased US$38 million, or 25%, compared with the prior quarter due largely to timing. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.93%, an increase of 18 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,038 million, a decrease of US$111 million, compared with the prior quarter partially due to the reclassification of certain delinquent properties from gross impaired loans to other assets. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.3%, compared with 1.5% as at January 31, 2011. Net impaired debt securities classified as loans were US$1,344 million, a decrease of US$44 million, or 3%, compared with the prior quarter.
Reported non-interest expenses for the quarter decreased US$207 million, or 18%, compared with the prior quarter due primarily to the litigation reserve taken in the prior quarter. On an adjusted basis, non-interest expenses increased US$89 million, or 10%, compared with the prior quarter driven by legal and credit-related expenses and increased advertising.
The average FTE staffing levels decreased by 359, or 1%, compared with the prior quarter due primarily to store capacity optimization and the prior quarter being seasonally high. The efficiency ratio for the quarter improved to 60.1%, compared with 79.3% in the prior quarter driven by the litigation reserve taken in the prior quarter on a reported basis, and worsened slightly compared with 59.5% in the prior quarter on an adjusted basis.

Year-to-date comparison – Q2 2012 vs. Q2 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the six months ended April 30, 2012 was $528 million on a reported basis, a decrease of $70 million, or 12%, and $708 million on an adjusted basis, an increase of $65 million, or 10%, compared with the same period last year. In U.S. dollar terms, net income decreased US$86 million, or 14%, on a reported basis, and increased US$50 million, or 8% on an adjusted basis. The increase in adjusted earnings was primarily due to strong organic growth, partially offset by the impact of the Durbin Amendment. On a year-to-date basis, the reported and adjusted annualized return on common equity were 6.0% and 8.1%, respectively.
 In U.S. dollar terms, revenue on a year-to-date basis was US$3,062 million, an increase of US$238 million, or 8%, compared with the same period last year, due to the Chrysler Financial acquisition, organic growth, and gains on sales of securities. The margin on average earning assets on a year-to-date basis decreased by 13 bps to 3.68%, compared with the same period last year, primarily due to an update to the timing of cash flows on certain debt securities classified as loans in the prior year.
Total PCL on a year-to-date basis was US$348 million, a decrease of US$40 million, or 10%, compared with the same period last year due primarily to lower PCL on debt securities classified as loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.8%, a decrease of 9 bps, compared with the same period last year.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 21

On a year-to-date basis, non-interest expenses were US$2,125 million, an increase of US$423 million, or 25%, on a reported basis, and US$1,829 million, an increase of US$196 million, or 12%, on an adjusted basis, compared with the same period last year, due to the Chrysler Financial acquisition, legal and credit-related expenses, new store openings and investments in the core franchise.
The average FTE staffing levels on a year-to-date basis increased by 1,754, or 8%, compared with the same period last year. This increase was primarily due to the Chrysler Financial acquisition. The reported efficiency ratio on a year-to-date basis worsened to 69.4%, compared with 60.4% in the same period last year due primarily to the litigation reserve increase as announced in January in the current year. The adjusted efficiency ratio worsened to 59.8%, compared with 58.0% for the same period last year.

Business Outlook
Strong volume growth is expected to continue through fiscal 2012 driven by residential mortgages, indirect auto loans, and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Over time, we generally expect declines in PCL due to the improved overall asset quality of the portfolio, but PCL amounts may vary in any given quarter. Given sustained low interest rates, we expect continued lower margins, including in indirect auto lending, pressuring net income in the business. Adjusted for acquisitions, expense growth will be managed closely, while investing in resources and infrastructure to support growth. Overall, we expect solid adjusted earnings growth for 2012, taking into account our expectations of regulatory and market conditions, including continued effects of the low interest rate environment and expectations of a modestly improving U.S. economy.

TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income (TEB)	$434	$443	$395	$877	$783
Non-interest income	174	240	186	414	528
Total revenue	608	683	581	1,291	1,311
Provision for credit losses	6	12	7	18	13
Non-interest expenses	384	406	344	790	743
Net income	197	194	188	391	423
Selected volumes and ratios
Risk-weighted assets (billions of dollars)	48	51	31	48	31
Return on common equity1	19.5%	18.7%	23.3%	19.1%	26.1%
Efficiency ratio	63.2%	59.4%	59.2%	61.2%	56.7%
Average number of full-time equivalent staff	3,540	3,538	3,438	3,539	3,413
1
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q2 2012 vs. Q2 2011
Wholesale Banking net income for the quarter was $197 million, an increase of $9 million, or 5%, compared with the second quarter last year. The increase was due to higher revenues across a number of business lines, most notably investment banking. This revenue growth and the positive impact of a favourable tax item were partially offset by higher non-interest expenses and a declining trend in fixed income trading due to challenging market conditions late in the quarter. The annualized return on common equity for the quarter was 19.5%.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $608 million, an increase of $27 million, or 5%, compared with the second quarter last year. The increase in revenue was due to improved performance across a number of businesses led by investment banking which experienced strong client activity in mergers and acquisitions (M&A) and credit originations.  Partially offsetting these increases were losses on credit valuation adjustments primarily related to the Bank’s derivative liabilities as compared to credit valuation gains related to trading derivatives last year.
PCL for the quarter was $6 million, in line with the second quarter last year, and was limited to the accrual cost of credit protection. Net impaired loans were $31 million, a decrease of $3 million, or 9%, over the second quarter last year.
Non-interest expenses for the quarter were $384 million, an increase of $40 million or 12%, compared with the second quarter last year. The increase was primarily due to higher operating expenses.
Risk-weighted assets were $48 billion, an increase of $17 billion, or 55%, compared with the second quarter last year. The increase was due to the implementation of the revised Basel II market risk framework.

Quarterly comparison – Q2 2012 vs. Q1 2012
Wholesale Banking net income for the quarter increased by $3 million, or 2%, compared with the prior quarter. The increase was largely due to lower non-interest expenses, and strong currency and equity trading, partially offset by lower fixed income and credit trading. The annualized return on common equity for the quarter was 19.5% compared with 18.7% in the prior quarter.
Revenue for the quarter decreased $75 million, or 11%, compared with the prior quarter. The decrease was primarily due to lower fixed income and credit trading on increased economic uncertainty in Europe during the late stages of the quarter and losses on credit valuation adjustments for the Bank’s derivative liabilities as compared to gains related to trading derivatives in the prior quarter. Partially offsetting these decreases were improved currency and equity trading.
PCL for the quarter decreased by $6 million, or 50%, and was limited to the accrual cost of credit protection. Provisions were higher in the prior quarter due to a single merchant banking exposure. Net impaired loans were $31 million, an increase of $4 million, or 15% compared with the prior quarter.
Non-interest expenses for the quarter decreased by $22 million, or 5%, primarily due to lower variable compensation commensurate with lower capital markets revenue.
Risk-weighted assets decreased by $3 billion, or 6%, compared with the prior quarter due to initiatives to optimize capital utilization under the new market risk framework.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 22

Year-to-date comparison – Q2 2012 vs. Q2 2011
Wholesale Banking net income for the six months ended April 30, 2012 was $391 million, a decrease of $32 million, or 8%, compared with the same period last year. The decrease was primarily due to higher non-interest expenses. On a year-to-date basis, the annualized return on common equity was 19.1%.
Revenue on a year-to-date basis was $1,291 million, a decrease of $20 million, or 1%, compared with the prior year. The decrease was largely attributable to lower securities gains and lower fixed income trading due to losses on credit valuation adjustments as compared to gains in the prior year. Partially offsetting the decrease were strong M&A fees and credit originations as underwriting remained solid on high levels of issuance driven by the continued lower interest environment.
PCL on a year-to-date basis was $18 million, an increase of $5 million, or 38%, compared with the same period last year. PCL in the current year largely comprised the accrual cost of credit protection and a single merchant banking exposure.
On a year-to-date basis, non-interest expenses were $790 million, an increase of $47 million, or 6%, largely due to higher variable compensation on improved investment banking revenue.

Business Outlook
The global economic outlook remains very uncertain, particularly as it relates to Europe. However, our diversified, client focused business mix continues to be resilient. Effective execution of this strategy has mitigated the impact from current global areas of concern. While we are not immune to significant market events, our stable asset quality and a strong balance sheet makes us a valued counterparty and provides flexibility for the Bank’s funding and liquidity needs. Going forward we expect continued moderation in trading revenues. Cost management is a key priority and we have implemented expense management initiatives to reduce expenses and expect to benefit from those initiatives starting in 2013.

TABLE 15: CORPORATE
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net loss – reported	$(33)	$(63)	$(129)	$(96)	$(179)
Adjustments for items of note: Decrease (increase) in net income1
Amortization of intangibles	59	60	99	119	202
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	9	45	(7)	54	(82)
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	1	1	(2)	2	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition	3	5	10	8	10
Reduction of allowance for incurred but not identified credit losses	(59)	(31)	–	(90)	–
Total adjustments for items of note	13	80	100	93	131
Net income (loss) – adjusted	$(20)	$17	$(29)	$(3)	$(48)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(95)	$(92)	$(103)	$(187)	$(200)
Other	49	83	49	132	101
Non-controlling interests	26	26	25	52	51
Net income (loss) – adjusted	$(20)	$17	$(29)	$(3)	$(48)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2012 vs. Q2 2011
Corporate segment’s reported net loss for the quarter was $33 million, compared with a reported net loss of $129 million in the second quarter last year. Adjusted net loss was $20 million, compared with an adjusted net loss of $29 million in the second quarter last year. The change was primarily due to lower net corporate expenses.

Quarterly comparison – Q2 2012 vs. Q1 2012
Corporate segment’s reported net loss for the quarter was $33 million, compared with a reported net loss of $63 million in the prior quarter. Adjusted net loss was $20 million, compared with adjusted net income of $17 million in the prior quarter. The change was primarily due to the impact of favourable tax items in the prior quarter.

Year-to-date comparison – Q2 2012 vs. Q2 2011
Corporate segment’s reported net loss for the six months ended April 30, 2012 was $96 million, compared with a reported net loss of $179 million in the same period last year. Adjusted net loss for the six months ended April 30, 2012 was $3 million, compared with an adjusted net loss of $48 million last year. The lower adjusted net loss was primarily attributable to lower net corporate expenses, the favourable impact of treasury and other hedging activities and favourable tax items in the current year.

Outlook
While the Corporate segment results contain some volatility and are inherently difficult to predict by their nature, our estimated range for the remainder of fiscal 2012 is an adjusted net loss of $40 million to $80 million per quarter.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 23

BALANCE SHEET REVIEW

Year-to-date comparison – Q2 2012 vs. Q4 2011

Total assets were $773 billion as at April 30, 2012, an increase of $38 billion, or 5%, from October 31, 2011. The net increase was primarily due to a $17 billion increase in loans (net of allowance for loan losses), a $15 billion increase in securities purchased under reverse repurchase agreements, a $5 billion increase in financial assets at fair value and a $3 billion increase in other assets, partially offset by a $3 billion decrease in interest-bearing deposits with banks.

Interest-bearing deposits with banks decreased $3 billion driven primarily by decreases in U.S. Personal and Commercial Banking and Wholesale Banking.

Financial assets at fair value increased $5 billion largely due to an increase in trading securities in Wholesale Banking, partially offset by a decrease in available-for-sale securities in U.S. Personal and Commercial Banking and derivatives in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $15 billion driven by an increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $17 billion primarily driven by increases in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking was due to the acquisition of MBNA Canada’s credit card portfolio and growth in residential mortgages and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to growth in residential mortgages and business and government loans.

Other assets increased $3 billion primarily due to an increase in customers’ liability under acceptances in Canadian Personal and Commercial Banking and an increase in other assets in Wholesale Banking.

Total liabilities were $727 billion as at April 30, 2012, an increase of $36 billion, or 5%, from October 31, 2011. The net increase was primarily due to a $21 billion increase in other liabilities and a $21 billion increase in deposits, partially offset by a $6 billion decrease in financial liabilities at fair value.

Financial liabilities at fair value decreased $6 billion largely due to a decrease in trading deposits and derivatives in Wholesale Banking.

Deposits increased $21 billion primarily due to an increase in personal deposits in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking, and an increase in business and government deposits.

Other liabilities increased $21 billion primarily due to an increase in obligations related to securities sold under repurchase agreements and obligations related to securities sold short in Wholesale Banking.

Equity was $46 billion as at April 30, 2012, an increase of $2 billion, or 4%, from October 31, 2011 due largely to an increase in retained earnings.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 24

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2012 vs. Q2 2011
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans were $2,369 million, as at April 30, 2012, a decrease of $78 million, or 3%, from April 30, 2011. The decrease in U.S. Personal and Commercial Banking of $116 million and a decrease in Wholesale Banking of $20 million were partially offset by an increase in Canadian Personal and Commercial Banking primarily due to the acquisition of MBNA Canada’s credit card portfolio. Impaired loans net of allowance were $1,999 million as at April 30, 2012.
The allowance for credit losses of $2,598 million as at April 30, 2012 was composed of a counterparty-specific allowance of $364 million, a collectively assessed allowance for individually insignificant impaired loans of $280 million, and an allowance for incurred but not identified credit losses of $1,954 million.
The counterparty-specific allowance decreased $102 million, or 22%, from April 30, 2011. The collectively assessed allowance for individually insignificant loans increased $35 million, or 14%, from April 30, 2011. The allowance for incurred but not identified credit losses increased $67 million from April 30, 2011.
The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio level at the balance sheet date for loans or credits not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. During the quarter ended April 30, 2012, certain refinements were made to the methodology, and the resulting net reduction was included as an Item of Note.

Quarterly comparison – Q2 2012 vs. Q1 2012
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans decreased by $169 million or 7% compared to January 31, 2012. Impaired loans net of allowance decreased $130 million from January 31, 2012.
The counterparty-specific allowance decreased $18 million, or 5%, from January 31, 2012. The collectively assessed allowance for individually insignificant loans increased $4 million, or 1%, from January 31, 2012. The allowance for incurred but not identified credit losses increased $35 million from January 31, 2012.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Personal, Business & Government Loans1,2
Balance at beginning of period	$2,538	$2,493	$2,581	$2,493	$2,535
Additions	981	996	815	1,977	1,734
Return to performing status, repaid or sold	(672)	(481)	(485)	(1,153)	(937)
Write-offs	(458)	(474)	(386)	(932)	(781)
Foreign exchange and other adjustments	(20)	4	(78)	(16)	(104)
Balance at end of period	$2,369	$2,538	$2,447	$2,369	$2,447
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 to the Interim Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 8 to the Interim Consolidated Financial Statements.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)		As at
	Apr. 30	Jan. 31	Apr. 30
	2012	2012	2011
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$362	$380	$464
Individually insignificant	280	276	245
Incurred but not identified credit losses	1,752	1,626	1,604
Total allowance for credit losses for on-balance sheet loans	2,394	2,282	2,313
Allowance for credit losses – for off-balance sheet loans
Counterparty-specific	2	2	2
Incurred but not identified credit losses	202	293	283
Total allowance for credit losses for off-balance sheet loans	204	295	285
Total	$2,598	$2,577	$2,598
Impaired loans, net of allowance1,2	$1,999	$2,129	$1,990
Net impaired loans as a percentage of net loans1,2	0.51%	0.55%	0.57%
Provision for credit losses as a percentage of net average loans and acceptances	0.40%	0.41%	0.41%
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 to the Interim Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 8 to the Interim Consolidated Financial Statements.

Non-Prime Loans
As at April 30, 2012 the Bank had approximately $2.3 billion gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 2.82% on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 25

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 18: EXPOSURE TO EUROPE
(millions of Canadian dollars)												As at
1) Total Net Exposure by Country and Counterparty												Apr. 30, 2012
	Loans and Commitments1				Derivatives, Repos and Securities Lending2				Trading and Investment Portfolio3, 4				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure 5
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$–	$–	$4
Italy	–	83	–	83	–	–	13	13	17	6	20	43	139
Ireland	–	–	–	–	3	–	66	69	–	15	2	17	86
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	65	–	89	154	15	–	26	41	12	47	205	264	459
Total GIIPS	$65	$83	$89	$237	$18	$–	$112	$130	$29	$68	$227	$324	$691
Rest of Europe
France	393	–	37	430	61	547	650	1,258	50	1,584	151	1,785	3,473
Germany	575	116	44	735	388	1,361	477	2,226	91	3,221	69	3,381	6,342
Netherlands	343	–	289	632	279	–	440	719	53	4,491	1,300	5,844	7,195
Sweden	–	–	10	10	–	–	74	74	1	144	819	964	1,048
Switzerland	522	–	76	598	–	–	654	654	4	–	240	244	1,496
United Kingdom	585	1,110	320	2,015	655	11	1,881	2,547	79	491	2,623	3,193	7,755
Other6	249	28	57	334	40	41	383	464	19	1,896	493	2,408	3,206
Rest of Europe	$2,667	$1,254	$833	$4,754	$1,423	$1,960	$4,559	$7,942	$297	$11,827	$5,695	$17,819	$30,515
Total Europe	$2,732	$1,337	$922	$4,991	$1,441	$1,960	$4,671	$8,072	$326	$11,895	$5,922	$18,143	$31,206
												Oct. 31, 2011
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$3	$3	$–	$–	$1	$1	$4
Italy	–	–	–	–	–	–	14	14	6	217	1	224	238
Ireland	–	–	–	–	9	–	64	73	10	17	4	31	104
Portugal	–	–	–	–	–	–	3	3	3	–	–	3	6
Spain	69	–	84	153	12	–	44	56	18	188	273	479	688
Total GIIPS	$69	$–	$84	$153	$21	$–	$128	$149	$37	$422	$279	$738	$1,040
Rest of Europe
France	375	–	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	–	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	–	257	671	181	–	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	–	10	45	–	–	54	54	2	1,039	813	1,854	1,953
Switzerland	400	–	24	424	–	–	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other6	180	–	24	204	77	74	407	558	24	1,771	493	2,288	3,050
Rest of Europe	$3,341	$243	$559	$4,143	$1,149	$1,429	$4,845	$7,423	$326	$16,886	$5,585	$22,797	$34,363
Total Europe	$3,410	$243	$643	$4,296	$1,170	$1,429	$4,973	$7,572	$363	$17,308	$5,864	$23,535	$35,403
1	Exposures are presented net of impairment charges, where applicable. There were no impairment charges for European exposures as of April 30, 2012 or October 31, 2011.
2
Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.3 billion (October 31, 2011 – $2.3 billion) for GIIPS and $28.8 billion (October 31, 2011 – $19.0 billion) for the rest of Europe. Derivatives are presented as net exposures where there is an ISDA master netting agreement.

3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.5 billion (October 31, 2011 – $2.5 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were $83 million as at April 30, 2012 (October 31, 2011 – $81 million).
5	The reported exposures do not include $0.3 billion (October 31, 2011 – $0.2 billion) of protection the Bank purchased via credit default swaps.
6	Other European exposure is distributed across 13 countries, each of which has a net exposure below $1.0 billion as at April 30, 2012 and October 31, 2011.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 26

			As at
2) Gross European Lending Exposure by Country	Apr. 30, 2012
(millions of Canadian dollars)	Loans and Commitments

Country	Direct 1	Indirect 2	Total
GIIPS
Greece	$–	$–	$–
Italy	83	–	83
Ireland	–	–	–
Portugal	–	–	–
Spain	26	128	154
Total GIIPS	$109	$128	$237
Rest of Europe
France	54	376	430
Germany	186	549	735
Netherlands	45	587	632
Sweden	–	10	10
Switzerland	108	490	598
United Kingdom	585	1,430	2,015
Other	220	114	334
Rest of Europe	$1,198	$3,556	$4,754
Total Europe	$1,307	$3,684	$4,991

GIIPS
Greece	$–	$–	$–
Italy	–	–	–
Ireland	–	–	–
Portugal	–	–	–
Spain	30	123	153
Total GIIPS	$30	$123	$153
Rest of Europe
France	6	377	383
Germany	32	514	546
Netherlands	43	628	671
Sweden	–	45	45
Switzerland	54	369	423
United Kingdom	393	1,478	1,871
Other	108	96	204
Rest of Europe	$636	$3,507	$4,143
Total Europe	$666	$3,630	$4,296
1	Includes funded loans and banker's acceptances
2	Includes undrawn commitments and letters of credit

Of the Bank’s European exposure, approximately 95% is to counterparties in countries rated AAA by either Moody’s or S&P, with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.
In addition to the European exposure identified above, the Bank also has $3.5 billion of direct exposure to Supranational entities with European sponsorship, and the following indirect exposure: $985 million of European collateral from non-European counterparties related to repo and securities lending transactions that are margined daily; $53 million of European collateral relating to exposure to a Special Purpose Vehicle that has been in run-off since 2008; and $22 million invested in European diversified investment funds.
As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS (ACI)
ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.
ACI loans were acquired through the South Financial acquisition, the FDIC-assisted acquisitions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, the Chrysler Financial acquisition, and the acquisition of the MBNA Canada credit card portfolio. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 27

TABLE 19: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars)					As at
		Allowance for		Allowance for
	Unpaid		counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance1	value	credit losses	credit losses	allowance	balance
					Apr. 30, 2012
FDIC-assisted acquisitions	$1,222	$1,122	$5	$54	$1,063	87.0%
South Financial	3,647	3,326	15	19	3,292	90.3
Other2	497	401	–	2	399	80.3
Total ACI loan portfolio	$5,366	$4,849	$20	$75	$4,754	88.6%
					Oct. 31, 2011
FDIC-assisted acquisitions	$1,452	$1,347	$8	$22	$1,317	90.7%
South Financial	4,117	3,695	22	5	3,668	89.1
Chrysler Financial	540	518	–	3	515	95.4
Total ACI loan portfolio	$6,109	$5,560	$30	$30	$5,500	90.0%
1	Represents the contractual amount of principal owed.
2	Other includes the ACI loan portfolios of Chrysler Financial and MBNA Canada.

During the period ended April 30, 2012, the Bank recorded $32 million of provision for credit losses on ACI loans. The ACI loans net of allowance were $4.8 billion as at April 30, 2012 and comprised 1.2% of the total loan portfolio. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 20: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars)	As at
	Apr. 30, 2012		Oct. 31, 2011
	Unpaid principal balance1		Unpaid principal balance1
Past due contractual status
Current and less than 30 days past due	$4,172	77.8%	$5,061	82.8%
30-89 days past due	440	8.2	237	3.9
90 or more days past due	754	14.0	811	13.3
Total ACI loans	$5,366	100.0%	$6,109	100.0%
Geographic region
Florida	$2,498	46.5%	$2,834	46.4%
South Carolina	1,731	32.3	1,993	32.6
North Carolina	599	11.2	729	11.9
Other U.S./Canada	538	10.0	553	9.1
Total ACI loans	$5,366	100.0%	$6,109	100.0%
1	Represents the contractual amount of principal owed.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses – counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.
The allowance for losses that are incurred but not identified as at April 30, 2012 was US$156 million. The total provision for credit losses recognized for the second quarter in 2012 was US$3 million compared to US$3 million in the second quarter of 2011.
The following table presents the unpaid principal balance, carrying value, allowance for credit losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at April 30, 2012. As at April 30, 2012, the balance of the remaining acquisition related incurred loss was US$353 million (April 30, 2011 – US$427 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 28

TABLE 21: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars)				As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				Apr. 30, 2012
Non-Agency CMOs	$3,786	$3,178	$334	$2,845	75.0%
				Oct. 31, 2011
Non-Agency CMOs	$4,268	$3,568	$327	$3,241	76.0%

Quarterly comparison – Q2 2012 vs. Q1 2012
There was no change in the counterparty-specific and individually insignificant allowance from January 31, 2012, while the allowance for incurred but not identified credit losses increased by $3 million, or 2%. Current quarter PCL increased by $3 million.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 54% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 22: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)					As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					Apr. 30, 2012
2003	$165	$182	$180	$182	$345	$364
2004	341	371	124	134	465	505
2005	586	628	234	234	820	862
2006	336	308	261	249	597	557
2007	512	488	262	260	774	748
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,940	$1,977	$1,061	$1,059	$3,001	$3,036
Less: allowance for incurred but not identified credit losses					156
Total					$2,845
					Oct. 31, 2011
2003	$204	$215	$217	$222	$421	$437
2004	374	393	182	189	556	582
2005	621	648	309	311	930	959
2006	358	320	286	275	644	595
2007	548	501	292	299	840	800
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$2,105	$2,077	$1,286	$1,296	$3,391	$3,373
Less: allowance for incurred but not identified credit losses					150
Total					$3,241

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 29

CAPITAL POSITION

The Bank complies with the Office of the Superintendent of Financial Institutions (OSFI) guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard – A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

Table 23: REGULATORY CAPITAL POSITION1
(millions of Canadian dollars, except as noted)		As at
	Apr. 30	Oct. 31	Apr. 30
	2012	2011	2011
Risk-weighted assets for:
Credit risk	$193,774	$183,405	$170,634
Market risk	16,638	5,083	3,451
Operational risk	31,556	30,291	28,584
Total	$241,968	$218,779	$202,669
Tier 1 capital	$29,102	$28,503	$25,828
Tier 1 capital ratio2	12.0%	13.0%	12.7%
Total capital3	$36,531	$34,978	$33,082
Total capital ratio4	15.1%	16.0%	16.3%
Assets-to-capital multiple5	18.1	17.2	16.9
1	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
2	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

As at April 30, 2012, the Bank’s Tier 1 capital ratio was 12.0%, compared with 13.0% as at October 31, 2011. The decrease was primarily a result of the increase in RWA related to the Basel II market risk amendment, the closing of the MBNA acquisition, IFRS transitioning and a new requirement to deduct insurance subsidiaries 50% from Tier 1 capital and 50% from Tier 2 capital. The decrease in Tier 1 capital is partially offset by strong earnings and common share issuance through participation in the Bank’s dividend re-investment plan and exercise of stock options. The Total capital ratio was 15.1% as at April 30, 2012, compared with 16.0% as at October 31, 2011. The decrease was largely due to the same reasons noted above with the exception of insurance deduction which was previously deducted from total capital. OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS impact on Tier 1 capital is approximately $1,937 million, which includes approximately $387 million for the quarter ending April 30, 2012.
OSFI has also provided IFRS transitional provisions for the assets-to-capital multiple (ACM), which allows for the exclusion of assets securitized and sold through CMHC sponsored programs prior to March 31, 2010 from the calculation of ACM.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of capital, see Note 12 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 19 to the Interim Consolidated Financial Statements.

FUTURE CHANGES IN BASEL
In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.
In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 regarding Canadian implementation guidance.
In February 2011, OSFI issued its action plan for implementation of Basel III. All banks will be required to implement the Basel III capital rules commencing in the first fiscal quarter of 2013. OSFI’s minimum requirements are expected to follow the Basel III transition plan outlined by the BCBS. Under the transition plan, changes in capital treatment for certain items as well as minimum capital ratio requirements will be phased in over the period from 2013 to 2019. The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required. While a bank can draw down on the 2.5% capital conservation buffer to absorb losses during periods of financial or economic stress, restrictions on earnings distributions (e.g., dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and discretionary bonus payments) would be required. The amount of such restrictions is linked to the extent to which the buffer is utilized.
    In November 2011, the BCBS published the final rules text on global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1% – 2.5% of additional capital buffers above the Basel III Common Equity Tier 1 (CET1) requirement, phasing-in over four years beginning January 1, 2016. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of five broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. G-SIBs will be required to meet additional buffers exclusively through common equity. The Financial Stability Board (FSB) announced 29 G-SIBs in its initial assessment, no Canadian banks were designated as a G-SIB. This list will be reassessed by the FSB annually.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 30

    For TD, the new Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today and our ability to generate capital from our operating businesses in the coming quarters, we are well positioned to fully meet the Basel III capital adequacy requirements. Based on our current understanding and assumptions, we estimated the Bank’s pro forma CET1 ratio to be approximately 7.4% as at April 30, 2012, if the full Basel III rules applicable in 2019 (i.e., without transition arrangements to goodwill and intangibles and all other common equity deductions) were applied. Based on the current forecast, we expect to be between 7.5% and 8.0% by the first quarter of fiscal year 2013. If we apply the Basel III rules text without transition treatment to goodwill and intangibles, we expect our CET1 ratio to be in the 9%-10% range by the first quarter of fiscal year 2013. As such, we do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements.
    We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of April 30, 2012, there was $450 million in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding. TD’s expectation is subject to a number of risk factors and assumptions outlined in the February 7, 2011 press release, which is available on the Bank’s website at www.td.com.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Our risk appetite states that we take risks required to build our business, but only if those risks: 1) fit our business strategy, and can be understood and managed; 2) do not expose TD to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2011 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2011 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2012.

CREDIT RISK
Enhancements to the Basel II Framework
The Basel Committee on Banking Supervision issued Enhancements to the Basel II framework in July 2009 (enhancements), requiring additional disclosures surrounding the Bank’s securitization exposures in both the banking and trading books. In accordance with OSFI requirements, the Bank has updated its disclosures beginning in the first quarter of 2012 to reflect the enhancements. The Bank has included disclosures to meet the requirements of the enhancements throughout the MD&A and financial statements. With the exception of the incremental credit risk management disclosure provided below, qualitative disclosures relating to credit risk required by the enhancements can be found in the Bank’s 2011 Annual Report.

Supplemental Credit Risk Management Disclosures
Securitization Exposures
For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.
We use the Internal Assessment Approach (IAA) to manage the credit risk of our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated.
Under the IAA, we consider all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s, S&P, Fitch and DBRS rating agencies. We also use expected loss models and policies to quantify and monitor the level of risk, and facilitate its management. Our IAA process includes our assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage we require for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class.
All exposures are assigned an internal risk rating based on our assessment, which must be reviewed at least once per year. Our ratings reflect our assessment of risk of loss, consisting of the combined probability of default (PD) and loss given default (LGD) for each exposure. The ratings scale we use corresponds to the long term ratings scales used by the rating agencies.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 31

Our IAA process is subject to all the key elements and principles of our risk governance structure, and is managed in the same way as outlined in this Credit Risk section.
We use the results of the IAA in all aspects of our credit risk management, including performance tracking, control mechanisms and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Gross credit risk exposures, measured before credit risk mitigants, are given below:

Table 24: GROSS CREDIT RISK EXPOSURES – STANDARDIZED AND AIRB APPROACHES1,2
(millions of Canadian dollars)						As at
		Apr. 30, 2012				Oct. 31, 2011
Standardized		AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$19,635	$226,736	$246,371	$17,242	$161,116	$178,358
Qualifying revolving retail	–	43,259	43,259	–	42,736	42,736
Other retail	30,537	30,842	61,379	25,139	30,520	55,659
	50,172	300,837	351,009	42,381	234,372	276,753
Non-retail
Corporate	55,854	139,395	195,249	53,165	123,292	176,457
Sovereign	21,077	70,595	91,672	23,559	64,432	87,991
Bank	15,162	122,592	137,754	20,363	119,683	140,046
	92,093	332,582	424,675	97,087	307,407	404,494
Total	$142,265	$633,419	$775,684	$139,468	$541,779	$681,247
1	Gross credit risk exposures represent exposures at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
2	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 32

MARKET RISK
The Revisions to the Basel II Market Risk Framework, which require banks to include Stressed Value-at-Risk (VaR) and an Incremental Risk Charge (IRC) in market risk capital, were implemented in the first quarter of 2012. Implementation of these additional requirements in Q1, increased market risk RWA by approximately $14 billion.

Market risk capital calculated using internal models now comprises three components: A) VaR; B) Stressed VaR; and C) IRC. In addition, the Bank calculates market risk capital using the standardized approach for a limited number of portfolios.

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the quarter ended April 30, 2012, there were 14 days of trading losses and trading-related income was positive for 78% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on May 1, 2008. The appropriate historical one-year period to use for Stressed VaR is revisited on a quarterly basis.

Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. The Bank considers the issuer’s domicile and credit rating, as well as industry and single-name concentration effects, when assigning liquidity horizons.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 33

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.
Table 25: PORTFOLIO MARKET RISK MEASURES1
(millions of Canadian dollars)	For the three months ended								For the six months ended
	Apr. 30						Jan. 31	Apr. 30	Apr. 30	Apr. 30
					2012		2012	2011	2012	2011
	As at	Average	High		Low		Average	Average	Average	Average
Interest rate risk	$11.4	$10.1	$18.5		$5.6		$8.0	$14.0	$9.1	$13.1
Credit spread risk	7.5	7.5	9.7		5.8		11.6		9.5	N/A
Equity risk	3.1	3.3	4.9		2.4		3.9	4.9	3.6	5.2
Foreign exchange risk	1.9	3.2	6.3		1.1		2.8	2.1	3.0	2.5
Commodity risk	0.6	0.9	1.2		0.5		1.0	1.3	0.9	1.1
Idiosyncratic debt specific risk	23.9	28.2	39.4		21.4		24.2	13.6	26.2	13.7
Diversification effect2	(22.1)	(22.6)	N/M	3	N/M	3	(23.5)	(17.1)	(24.0)	(16.7)
Value-at-Risk (one-day)	$26.3	$30.6	$41.1		$23.1		$28.0	$18.8	$28.3	$18.9
Stressed Value-at-Risk (one-day)	$46.6	$46.8	$60.9		$39.0		$65.6	$ N/A	$56.2	$ N/A
Incremental Risk Capital
Charge (one-year)	$203.2	$262.5	$370.7		$202.3		$324.8	$ N/A	$293.6	$ N/A
1   For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
2   The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
3   Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased by $2.6 million and $11.8 million compared with the prior quarter and second quarter last year respectively. This was primarily due to an increase in idiosyncratic credit spread risk.

Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level precludes standard backtesting techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 34

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2012, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of equity by $180.1 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of equity by $63.2 million after tax.

The following table shows the sensitivity of the economic value of equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 26: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY1
(millions of Canadian dollars)				As at
	Apr. 30		Oct. 31		Apr. 30
		2012		2011		2011
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(23.8)	$(53.0)	$5.9	$(78.6)	$(9.9)	$(64.4)
U.S. dollar	(156.3)	(10.2)	(116.8)	(123.3)	(133.3)	(77.2)
	$(180.1)	$(63.2)	$(110.9)	$(201.9)	$(143.2)	$(141.6)
1   For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and suitable funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to be able to continue to operate without being forced to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funds and reserve liquidity is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a “Severe Combined Stress Scenario” test that models potential liquidity requirements and asset marketability during a confidence crisis directly related to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Severe Combined Stress Scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off, potential drawdown of unutilized committed lines of credit, and current forecasted operational requirements. In addition, the scenario ensures coverage of Bank-sponsored funding programs, such as the Banker’s Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and line of credit utilization, and contingent liabilities coming due in a given specified time bucket. On April 30, 2012, our aggregate surplus liquid-asset position for up to 90-days, as measured under the Severe Combined Stress Scenario for Canadian Personal and Commercial Banking (including the domestic Wealth business) and Wholesale Banking operations was $12.1 billion (October 31, 2011 – $2.7 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at April 30, 2012 was $7.4 billion (October 31, 2011 – $10.6 billion).
We also use an “Extended Liquidity Coverage Test” to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90-days under the Severe Combined Stress Scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91- to 365-day period. On April 30, 2012, our estimate of liquid assets less requirements, as measured under the Extended Liquidity Coverage Test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $8.5 billion, (October 31, 2011 – $15.1 billion) and for U.S. Personal and Commercial Banking operations was $13.1 billion (October 31, 2011 – $15.3 billion).
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 35

Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

Table 27: CREDIT RATINGS
As at
Apr. 30, 20121
	Short-term		Senior long-term
Rating agency	debt rating		debt rating	Outlook
Moody's	P-1		Aaa	Negative
S&P	A-1	+	AA-	Stable
Fitch	F1	+	AA-	Stable
DBRS	R-1 (high)		AA	Stable
1   The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 36

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank’s exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and has been revisited upon transition to IFRS. Additionally, the consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, if the Bank appears to gain additional control or decision making power over the SPE.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 28: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR1
(millions of Canadian dollars)					As at
			Significant
	Significant unconsolidated SPEs		consolidated SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets2	interests2
				Apr. 30, 2012
Residential mortgage loans	$21,278	$–	$–	$24,780	$–
Personal loans3,4	–	–	6,085	–	–
Commercial mortgage loans	80	–	–	2,314	51
Credit card loans	–	–	1,251	–	–
Total exposure	$21,358	$–	$7,336	$27,094	$51
					Oct. 31, 2011
Residential mortgage loans	$21,953	$–	$–	$22,917	$–
Personal loans3,4	–	–	7,175	–	–
Commercial mortgage loans	95	–	–	2,311	52
Credit card loans	–	–	–	–	–
Total exposure	$22,048	$–	$7,175	$25,228	$52
1
Included in the table above are all assets securitized by the Bank, irrespective of whether they are on or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.

2
Retained interest relating to multi-unit residential and social housing mortgage loans were reclassified from residential mortgage loans to commercial mortgage loans. Securitized mortgages corresponding to these retained interests have also been included in commercial mortgage loans. These changes have been applied retroactively.

3	Included in personal loans as at April 30, 2012 are $985 million of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2011 – $2,075 million).
4	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at April 30, 2012, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Personal Loans
The Bank securitizes personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at April 30, 2012, the SPEs issued $5.1 billion of issued commercial paper outstanding (October 31, 2011 – $5.1 billion) and $0.8 billion (October 31, 2011 – $1.8 billion) of issued notes outstanding. As at April 30, 2012, the Bank’s maximum potential exposure to loss for these conduits was $6.1 billion (October 31, 2011 – $7.2 billion) of which $1.1 billion (October 31, 2011 – $1.1 billion) of underlying personal loans was government insured.

Commercial mortgage loans
Commercial mortgage loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes commercial mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized commercial mortgages as the mortgages are all government insured.

Credit card loans
The Bank securitizes credit card loans through an SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at April 30, 2012, the consolidated SPE had $1.3 billion of issued notes outstanding. As at April 30, 2012, the Bank’s maximum potential exposure to loss for this SPE was $1.3 billion. Prior to December 1, 2011, the Bank did not consolidate the SPE.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 37

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $6.4 billion as at April 30, 2012 (October 31, 2011 – $5.5 billion). Further, as at April 30, 2012, the Bank has committed to provide an additional $1.8 billion (October 31, 2011 – $2.1 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at April 30, 2012, the Bank also provided deal-specific credit enhancement in the amount of nil (October 31, 2011 – $17 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 29: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)			As at
	Apr. 30, 2012		Oct. 31, 2011
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
unconsolidated SPEs		average life	unconsolidated SPEs	average life
	AAA1	(years)2	AAA1	(years)2
Residential mortgage loans	$3,492	2.4	$2,215	2.9
Credit card loans	–	–	150	2.1
Automobile loans and leases	1,631	1.5	1,789	1.6
Equipment loans and leases	44	0.6	92	0.7
Trade receivables	1,221	2.2	1,223	2.7
Total exposure	$6,388	2.2	$5,469	2.4
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at April 30, 2012, the Bank held $744 million (October 31, 2011 – $790 million), of ABCP issued by Bank-sponsored multi-seller conduits within the trading loans, securities and other category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $494 million as at April 30, 2012 (October 31, 2011 – $349 million) of which nil (October 31, 2011 – nil) has been drawn. The assets within these conduits comprise of individual notes backed by automobile loan receivables. As at April 30, 2012 these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2012 and October 31, 2011 was not significant.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 29 to the 2011 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at April 30, 2012 was not significant (October 31, 2011 – not significant).

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 38

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters. The amounts provided for 2012 and 2011 are presented in accordance with IFRS while the amounts for 2010 are in accordance with Canadian GAAP.

TABLE 30: QUARTERLY RESULTS1
(millions of Canadian dollars, except as noted)				For the three months ended
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	2012	2012	2011	2011	2011	2011
Net interest income	$3,680	$3,687	$3,532	$3,514	$3,259	$3,356
Non-interest income	2,070	1,955	2,131	1,870	1,897	2,103
Total revenue	5,750	5,642	5,663	5,384	5,156	5,459
Provision for credit losses	388	404	340	380	349	421
Non-interest expenses	3,372	3,549	3,488	3,206	3,163	3,190
Provision for (recovery of) income taxes	351	272	310	367	306	343
Equity in net income of an associated, net of income taxes	54	61	64	59	66	57
Net income – reported	1,693	1,478	1,589	1,490	1,404	1,562
Adjustments for items of note2
Amortization of intangibles	59	60	95	94	99	103
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	9	45	(37)	(9)	(7)	(75)
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	–	9	(1)	39	20	24
Fair value of credit default swaps hedging the corporate loan book
net of provision for credit losses provision	1	1	(9)	(5)	(2)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler
Financial acquisition	3	5	19	26	10	–
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	30	24	–	–	–	–
Litigation reserve	–	171	–	–	–	–
Reduction of allowance for incurred but not identified credit
losses	(59)	(31)	–	–	–	–
Total adjustments for items of note	43	284	67	145	120	55
Net income – adjusted	1,736	1,762	1,656	1,635	1,524	1,617
Preferred dividends	49	49	48	43	40	49
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	$1,687	$1,713	$1,608	$1,592	$1,484	$1,568
Attributable to:
Non-controlling interests – adjusted1	26	26	26	27	25	26
Common shareholders – adjusted	1,661	1,687	1,582	1,565	1,459	1,542
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.79	$1.56	$1.70	$1.60	$1.52	$1.69
Adjusted	1.84	1.87	1.77	1.77	1.65	1.75
Diluted earnings per share
Reported	1.78	1.55	1.68	1.58	1.50	1.67
Adjusted	1.82	1.86	1.75	1.75	1.63	1.73
Return on common equity – reported	16.2%	14.0%	15.8%	16.1%	16.1%	17.1%
Return on common equity – adjusted	16.6%	16.8%	16.5%	17.7%	17.6%	17.7%
1
For periods prior to the three months ended January 31, 2012, Tables 30 and 31 were combined. In the current period, they have been separated due to the difference in presentation of non-controlling interests between Canadian GAAP and IFRS.

2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 39

TABLE 31: QUARTERLY RESULTS (UNDER CANADIAN GAAP)1
(millions of Canadian dollars)	For the three months ended
	Oct. 31	July 31
	2010	2010
Net interest income	$2,983	$2,921
Non-interest income	2,034	1,823
Total revenue	5,017	4,744
Provision for credit losses	404	339
Non-interest expenses	3,263	2,966
Provision for (recovery of) income taxes	374	310
Non-controlling interests in subsidiaries, net of income taxes1	27	26
Equity in net income of an associated company, net of income taxes	45	74
Net income – reported	994	1,177
Adjustments for items of note, net of income taxes2
Amortization of intangibles	115	117
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	8	14
Integration and restructuring charges relating to the U.S. Personal and Commercial Banking acquisitions	18	5
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit
losses	4	(9)
Agreement with Canada Revenue Agency	121	–
Total adjustments for items of note	266	127
Net income – adjusted	1,260	1,304
Preferred dividends	48	49
Net income available to common shareholders – adjusted	$1,212	$1,255
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.08	$1.30
Adjusted	1.39	1.44
Diluted earnings per share
Reported	1.07	1.29
Adjusted	1.38	1.43
Return on common shareholders’ equity – reported	9.7%	12.2%
(billions of Canadian dollars)
Average earning assets	$512	$502
Net interest margin as a percentage of average earning assets	2.31%	2.31%
1
In prior periods, Tables 30 and 31 were combined. In the current period, they have been separated due to the difference in presentation of non-controlling interests between Canadian GAAP and IFRS. Results for 2010 are reported in accordance with Canadian GAAP and the table above uses Canadian GAAP terminology.

2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 40

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 43 to 108 of this Report to Shareholders, have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, see Note 2 to the Bank’s Interim Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS
Available-for-Sale Securities
Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans
A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.
If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

DETERMINATION OF FAIR VALUE
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.
An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION
Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank’s balance sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Interim Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, and commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 41

GOODWILL
In determining whether an impairment loss exists for goodwill, the Bank must determine the recoverable amount of the cash generating unit (CGU) or group of CGUs to which goodwill is allocated. The recoverable amount is determined using internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management judgment is exercised in the determination of different assumptions and estimates used in the valuation models and could influence the calculation of the recoverable amount and the determination of the existence of impairment. Where possible, values generated internally are compared to relevant market information.

EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and other post employment benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market related data and considers if the market related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and other post employment benefit plans obligations and expenses in future years.

INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business.
Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 42

The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITITES
Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. An example of such judgment is to determine whether an entity meets the definition of an SPE, and if so, whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank’s exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 2.

FUTURE CHANGES IN ACCOUNTING POLICIES
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 4 to the Bank’s Interim Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN
Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of the MBNA Canada credit card portfolio, results of which are included in the Interim Consolidated Financial Statements of the Bank for the period of April 30, 2012.
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada as well as certain other assets and liabilities. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, $540 million of goodwill and intangibles, and $1,334 million of liabilities to the Bank’s Consolidated Balance Sheet. The MBNA Canada acquired assets constituted approximately 1% of the total consolidated assets as at April 30, 2012. The impact of the acquisition on the Bank’s total consolidated net income for the three and six months ended April 30, 2012 was not significant. Results of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.
The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filing.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 43

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	Apr. 30	Oct. 31	Nov. 1
	2012	2011	2010
ASSETS
Cash and due from banks	$3,087	$3,096	$2,574
Interest-bearing deposits with banks	18,276	21,016	19,136
	21,363	24,112	21,710
Trading loans, securities, and other (Note 5)	85,001	73,353	63,695
Derivatives (Note 5)	55,772	59,845	51,470
Financial assets designated at fair value through profit or loss (Note 5)	5,511	4,236	2,150
Available-for-sale securities (Note 6)	89,996	93,520	86,687
	236,280	230,954	204,002
Securities purchased under reverse repurchase agreements	71,592	56,981	50,658
Loans
Residential mortgages	161,698	155,471	136,181
Consumer instalment and other personal	116,415	115,389	107,371
Credit card	15,430	8,986	8,870
Business and government	97,369	93,144	83,205
Debt securities classified as loans	5,818	6,511	7,591
	396,730	379,501	343,218
Allowance for loan losses (Note 8)	(2,394)	(2,314)	(2,309)
Loans, net of allowance for loan losses	394,336	377,187	340,909
Other
Customers’ liability under acceptances	9,421	7,815	7,757
Investment in TD Ameritrade (Note 9)	5,196	5,159	5,438
Goodwill	12,283	12,257	12,313
Intangibles	2,189	1,844	1,804
Land, buildings, equipment, and other depreciable assets	4,174	4,083	4,249
Current income tax receivable	413	288	623
Deferred tax assets	1,092	1,196	1,045
Other assets	14,847	13,617	16,901
	49,615	46,259	50,130
Total assets	$773,186	$735,493	$667,409
LIABILITIES
Trading deposits (Notes 5, 11)	$25,131	$29,613	$22,991
Derivatives (Note 5)	59,772	61,715	52,552
Securitization liabilities at fair value (Note 5)	28,420	27,725	27,256
Other financial liabilities designated at fair value through profit or loss (Note 5)	48	32	31
	113,371	119,085	102,830
Deposits (Note 11)
Personal	278,246	268,703	249,251
Banks	15,390	11,659	12,501
Business and government	176,366	169,066	143,121
	470,002	449,428	404,873
Other
Acceptances	9,421	7,815	7,757
Obligations related to securities sold short	29,763	23,617	23,691
Obligations related to securities sold under repurchase agreements	37,530	25,991	22,191
Securitization liabilities at amortized cost	26,601	26,054	23,078
Provisions	595	536	440
Current income tax payable	82	167	1,041
Deferred tax liabilities	459	574	771
Other liabilities	25,609	24,418	25,690
	130,060	109,172	104,659
Subordinated notes and debentures	11,575	11,543	12,249
Liability for preferred shares	31	32	582
Liability for capital trust securities	2,228	2,229	2,344
Total liabilities	727,267	691,489	627,537
EQUITY
Common shares (millions of shares issued and outstanding: April 30, 2012 – 910.2, Oct. 31, 2011 – 902.4, Nov. 1, 2010 – 879.7) (Note 12)	18,074	17,491	15,804
Preferred shares (millions of shares issued and outstanding: April 30, 2012 – 135.8, Oct. 31, 2011 – 135.8, Nov. 1, 2010 – 135.8) (Note 12)	3,395	3,395	3,395
Treasury shares – common (millions of shares held: April 30, 2012 – (2.0), Oct. 31, 2011 – (1.4), Nov. 1, 2010 – (1.2)) (Note 12)	(163)	(116)	(91)
Treasury shares – preferred (millions of shares held: April 30, 2012 – nil, Oct. 31, 2011 – nil, Nov. 1, 2010 – nil) (Note 12)	(1)	–	(1)
Contributed surplus	200	212	235
Retained earnings	19,970	18,213	14,781
Accumulated other comprehensive income (loss) (Note 13)	2,959	3,326	4,256
	44,434	42,521	38,379
Non-controlling interests in subsidiaries	1,485	1,483	1,493
Total equity	45,919	44,004	39,872
Total liabilities and equity	$773,186	$735,493	$667,409
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011
Interest income
Loans	$4,419	$4,116	$8,831	$8,348
Securities
Interest	817	649	1,654	1,320
Dividends	229	182	435	400
Deposits with banks	18	94	47	200
	5,483	5,041	10,967	10,268
Interest expense
Deposits	1,152	1,096	2,325	2,236
Securitization liabilities	261	317	523	631
Subordinated notes and debentures	153	168	307	341
Preferred shares and capital trust securities	43	47	86	97
Other	194	154	359	348
	1,803	1,782	3,600	3,653
Net interest income	3,680	3,259	7,367	6,615
Non-interest income
Investment and securities services	681	669	1,313	1,337
Credit fees	191	157	372	326
Net gains (losses) from available-for-sale securities	120	25	159	85
Trading income (losses)	(45)	26	(2)	128
Service charges	425	375	866	767
Card services	249	225	495	444
Insurance revenue, net of claims and related expenses	330	254	611	563
Trust fees	40	40	76	79
Other income (loss)	79	126	135	271
	2,070	1,897	4,025	4,000
Total revenue	5,750	5,156	11,392	10,615
Provision for credit losses (Note 8)	388	349	792	770
Non-interest expenses
Salaries and employee benefits	1,829	1,636	3,613	3,320
Occupancy, including depreciation	342	312	671	632
Equipment, including depreciation	195	205	403	400
Amortization of intangibles	121	157	231	317
Marketing and business development	164	140	290	253
Brokerage-related fees	77	84	153	165
Professional and advisory services	177	235	399	447
Communications	69	65	141	129
Other	398	329	1,020	690
	3,372	3,163	6,921	6,353
Income before income taxes and equity in net income of an
investment in associate	1,990	1,644	3,679	3,492
Provision for (recovery of) income taxes	351	306	623	649
Equity in net income of an investment in associate, net of income taxes	54	66	115	123
Net income	1,693	1,404	3,171	2,966
Preferred dividends	49	40	98	89
Net income available to common shareholders and non-controlling
interests in subsidiaries	$1,644	$1,364	$3,073	$2,877
Attributable to:
Non-controlling interests in subsidiaries	$26	$25	$52	$51
Common shareholders	1,618	1,339	3,021	2,826
Average number of common shares outstanding (millions) (Note 16)
Basic	904.1	883.1	902.6	881.2
Diluted	912.6	901.0	911.0	898.8
Earnings per share (dollars) (Note 16)
Basic	$1.79	$1.52	$3.35	$3.21
Diluted	1.78	1.50	3.33	3.17
Dividends per share (dollars)	0.72	0.66	1.40	1.27
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011
Common shares (Note 12)
Balance at beginning of period	$17,727	$16,049	$17,491	$15,804
Proceeds from shares issued on exercise of stock options	116	155	173	248
Shares issued as a result of dividend reinvestment plan	231	163	410	315
Balance at end of period	18,074	16,367	18,074	16,367
Preferred shares (Note 12)
Balance at beginning of period	3,395	3,395	3,395	3,395
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares – common (Note 12)
Balance at beginning of period	(157)	(82)	(116)	(91)
Purchase of shares	(692)	(541)	(1,560)	(1,056)
Sale of shares	686	519	1,513	1,043
Balance at end of period	(163)	(104)	(163)	(104)
Treasury shares – preferred (Note 12)
Balance at beginning of period	–	(1)	–	(1)
Purchase of shares	(24)	(14)	(39)	(27)
Sale of shares	23	15	38	28
Balance at end of period	(1)	–	(1)	–
Contributed surplus
Balance at beginning of period	214	220	212	235
Net premium (discount) on sale of treasury shares	–	1	8	4
Stock options, contributed surplus (Note 14)	(15)	(20)	(21)	(34)
Other	1	3	1	(1)
Balance at end of period	200	204	200	204
Retained earnings
Balance at beginning of period	19,003	15,731	18,213	14,781
Net income	1,667	1,379	3,119	2,915
Common dividends	(651)	(583)	(1,264)	(1,120)
Preferred dividends	(49)	(40)	(98)	(89)
Balance at end of period	19,970	16,487	19,970	16,487
Accumulated other comprehensive income (loss) (Note 13)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	1,085	789	949	1,317
Other comprehensive income (loss)	72	234	208	(294)
Balance at end of period	1,157	1,023	1,157	1,023
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	(339)	(98)	(464)	–
Other comprehensive income (loss)	(337)	(1,557)	(212)	(1,655)
Balance at end of period	(676)	(1,655)	(676)	(1,655)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	3,131	1,786	2,841	2,939
Other comprehensive income (loss)	(653)	83	(363)	(1,070)
Balance at end of period	2,478	1,869	2,478	1,869
Total	2,959	1,237	2,959	1,237
Non-controlling interests in subsidiaries
Balance at beginning of period	1,489	1,464	1,483	1,493
Net income	26	25	52	51
Other	(30)	(28)	(50)	(83)
Balance at end of period	1,485	1,461	1,485	1,461
Total equity	$45,919	$39,047	$45,919	$39,047
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)1
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011
Net income	$1,693	$1,404	$3,171	$2,966
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities2	153	247	303	(279)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities3	(81)	(13)	(95)	(15)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	(579)	(2,372)	(350)	(2,751)
Net foreign currency translation gains (losses) from hedging activities4	242	815	138	1,096
Change in net gains (losses) on derivatives designated as cash flow hedges5	(563)	(185)	47	(1,290)
Reclassification to earnings of net losses (gains) on cash flow hedges6	(90)	268	(410)	220
	(918)	(1,240)	(367)	(3,019)
Comprehensive income (loss) for the period	$775	$164	$2,804	$(53)
Attributable to:
Preferred shareholders	49	40	98	89
Common shareholders	700	99	2,654	(193)
Non-controlling interests in subsidiaries	26	25	52	51
1	All items presented in other comprehensive income will be reclassified to the Interim Consolidated Statement of Income in subsequent periods.
2
Net of income tax provision of $56 million for the three months ended April 30, 2012 (three months ended April 30, 2011 – net of income tax provision of $130 million). Net of income tax provision of $113 million for the six months ended April 30, 2012 (six months ended April 30, 2011 – income tax recovery of $72 million).

3
Net of income tax provision of $45 million for the three months ended April 30, 2012 (three months ended April 30, 2011 – income tax provision of $4 million). Net of income tax provision of $47 million for the six months ended April 30, 2012 (six months ended April 30, 2011 – income tax provision of $4 million).

4
Net of income tax provision of $81 million for the three months ended April 30, 2012 (three months ended April 30, 2011 – income tax provision of $295 million). Net of income tax provision of $46 million for the six months ended April 30, 2012 (six months ended April 30, 2011 – income tax provision of $396 million).

5
Net of income tax recovery of $256 million for the three months ended April 30, 2012 (three months ended April 30, 2011 – income tax recovery of $147 million). Net of income tax recovery of $2 million for the six months ended April 30, 2012 (six months ended April 30, 2011 – income tax recovery of $655 million).

6
Net of income tax provision of $4 million for the three months ended April 30, 2012 (three months ended April 30, 2011 – net of income tax recovery of $199 million). Net of income tax provision of $164 million for the six months ended April 30, 2012 (six months ended April 30, 2011 – income tax recovery of $199 million).

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011
Cash flows from (used in) operating activities
Net income before income taxes	$2,044	$1,710	$3,794	$3,615
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 8)	388	349	792	770
Depreciation	121	122	255	235
Amortization of other intangibles	121	157	231	317
Net losses (gains) from available-for-sale securities	(120)	(25)	(159)	(85)
Equity in net income of an investment in associate	(54)	(66)	(115)	(123)
Deferred taxes	117	233	159	196
Changes in operating assets and liabilities
Interest receivable and payable	125	512	(220)	(159)
Securities sold short	(72)	(2,429)	6,146	(1,813)
Trading loans and securities	(415)	(3,372)	(11,648)	(7,291)
Loans	(3,279)	(706)	(10,872)	(5,206)
Deposits	(1,231)	(522)	16,092	7,956
Derivative financial instruments	1,897	559	2,130	3,128
Financial assets and liabilities designated at fair value through profit or loss	24	(49)	(1,259)	(32)
Securitization liabilities	2,050	3,049	1,242	3,405
Other	(3,654)	(1,419)	(1,302)	(3,754)
Income taxes paid	(364)	(395)	(823)	(1,406)
Net cash from (used in) operating activities	(2,302)	(2,292)	4,443	(247)
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	2,654	(211)	11,539	(1,065)
Issue of subordinated notes and debentures	–	–	–	1,000
Repayment of subordinated notes and debentures	–	(1)	–	(1,001)
Repayment or redemption of liability for preferred shares and capital trust securities	10	(9)	(2)	(22)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	(14)	(11)	32	20
Common shares issued	96	127	140	197
Sale of treasury shares	709	535	1,559	1,075
Purchase of treasury shares	(716)	(555)	(1,599)	(1,083)
Dividends paid	(469)	(460)	(952)	(894)
Distributions to non-controlling interests in subsidiaries	(26)	(25)	(52)	(51)
Net cash from (used in) financing activities	2,244	(610)	10,665	(1,824)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(5,270)	3,475	2,740	4,817
Activities in available-for-sale securities
Purchases	(13,593)	(10,435)	(29,458)	(27,872)
Proceeds from maturities	13,121	7,940	21,882	15,121
Proceeds from sales	8,129	7,250	11,533	13,873
Net purchases of premises, equipment, and other depreciable assets	(109)	(640)	(346)	(343)
Securities purchased under reverse repurchase agreements	(1,973)	(912)	(14,611)	317
Net cash acquired from (paid for) acquisitions (Note 10)	–	(3,212)	(6,839)	(3,212)
Net cash from (used in) investing activities	305	3,466	(15,099)	2,701
Effect of exchange rate changes on cash and due from banks	(30)	(87)	(18)	(118)
Net increase (decrease) in cash and due from banks	217	477	(9)	512
Cash and due from banks at beginning of period	2,870	2,609	3,096	2,574
Cash and due from banks at end of period	$3,087	$3,086	$3,087	$3,086
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,688	$1,651	$3,797	$3,869
Amount of interest received	5,264	5,239	10,509	9,924
Amount of dividends received	208	165	418	394
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 48

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1 NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Interim Consolidated Financial Statements were prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS (IFRS 1) using the accounting policies the Bank expects to adopt in its 2012 annual Consolidated Financial Statements.
The preparation of financial statements requires that management make estimates, assumptions and judgment regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Interim Consolidated Financial Statements for the three and six months ended April 30, 2012 were authorized for issuance by the Bank’s Board of Directors on May 23, 2012.
The Bank's Consolidated Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). The comparative figures for 2011 were restated to reflect transitional adjustments to comply with IFRS. See Note 21, Transition to IFRS, for details. In addition, certain information and note disclosures which are considered material to the understanding of the Bank’s Interim Consolidated Financial Statements and which will normally be included in the annual Consolidated Financial Statements prepared in accordance with IFRS, are provided in Note 21.4, Selected Additional Annual Disclosures, along with reconciliations and descriptions of the effect of the transition to IFRS on equity, net income, and comprehensive income.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in annual Consolidated Financial Statements, it should be read in conjunction with the 2011 Consolidated Financial Statements and the accompanying notes included on pages 86 to 153 of the Bank’s 2011 Annual Report and the shaded sections of the 2011 Management’s Discussion and Analysis (MD&A) included on pages 65 to 73 of the Bank’s 2011 Annual Report. Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed below.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The Interim Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain special purpose entities (SPEs) which it controls. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally when the Bank owns, directly or indirectly, more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries
Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

Special Purpose Entities
SPEs are entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.
SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. When assessing whether the Bank has to consolidate an SPE, the Bank evaluates a range of factors, including whether, in substance:
•	The activities of the SPE are being conducted on the Bank’s behalf according to its specific business needs so that the Bank obtains the benefits from the SPE’s operations;

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 49

•	The Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE;
•	The Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or
•	The Bank retains the majority of the residual or ownership risk related to the SPE or its assets in order to obtain the benefits from its activities.

Consolidation conclusions need to be reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, especially the following types of events:
•	Substantive changes in ownership, such as the purchase of more than an insignificant additional interest, or disposal of more than an insignificant interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the terms established originally, or entering into a transaction that was not originally contemplated; or
•	Changes in the financing structure of an entity.

Investments in Associates and Jointly Controlled Entities
Entities over which the Bank has significant influence are associates and are accounted for using the equity method of accounting. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Investments in associates are carried on the Interim Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank’s share of the profit or loss of the associate, capital transactions, including the receipt of any dividends, and write-downs to reflect impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported in the Interim Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s pro-rata share of assets, liabilities, income, and expenses is consolidated.
At each balance sheet date, the Banks assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is presented in the Interim Consolidated Balance Sheet as non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank’s shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item in the Interim Consolidated Statement of Income.

CASH AND DUE FROM BANKS
Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period. Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees including advisory fees, are recognized as income when earned, and underwriting fees, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Card services income including interchange income from credit and debit cards and annual fees, are recognized as earned, except for annual fees, which are recognized over a 12-month period. Service charges and trust fee income are recognized as earned.
    Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES
Trading Assets and Trading Liabilities
Financial instruments are included within the trading portfolio if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type commodities transactions that are recorded on the Interim Consolidated Balance Sheet as securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively.
Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss
Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 50

Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Interim Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the effective interest rate method and is included in interest income or interest expense.

Available-for-Sale Securities
Financial instruments not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity investments and debt securities.
Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Interim Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.
Gains and losses realized on disposal of instruments classified as available-for-sale are calculated on an average cost basis and are recognized in net gains (losses) from available-for-sale securities in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income.
For instruments classified as available-for-sale, impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in fair value below cost is considered objective evidence that impairment may have occurred. In the case of debt securities classified as available-for-sale, a deterioration in credit quality is considered objective evidence of impairment. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any previous impairment loss previously recognized in the Interim Consolidated Statement of Income, is removed from other comprehensive income and recognized in net gains (losses) from available-for-sale securities in non-interest income.
If the fair value of a previously impaired equity instrument subsequently increases, the impairment loss is not reversed through the Interim Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized in the Interim Consolidated Statement of Income, then the impairment loss is reversed through the Interim Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously in the Interim Consolidated Statement of Income is recognized in other comprehensive income.

Loans
Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Interim Consolidated Balance Sheet, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts.
Interest income is recognized using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash flows over the expected life of the loan. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.
Commitment fees are recognized in other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans
A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:
•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for that financial asset.
Acquired credit-impaired (ACI) loans are reported separately from impaired loans as they exhibited indications of impairment at the date of acquisition and are accounted for based on present value of expected cash flows on the date of acquisition and subsequent to acquisition.
A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. Subject to assessment on a loan-by-loan basis, the Bank may restructure a loan or take possession of collateral. Restructuring may involve extending the payment arrangements and modification of various covenant terms. Once modified, if management expects full collection of payments under the revised loan terms, the loan is no longer considered impaired.
Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recognized in other liabilities on the Interim Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of the future cash flows estimated to be recovered.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 51

A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collections efforts have been exhausted, such as when a loan is sold, when all security has been realized or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance
Individually significant loans, such as the Bank’s medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty’s credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan’s original effective interest rate.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans
Individually insignificant loans, such as the Bank’s personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rate, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses
If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for losses that are incurred but not identified is computed using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default.

Acquired Loans
All acquired loans are initially measured at their fair value which reflects incurred credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to then current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are considered to be ACI loans; these loans and their associated accounting are described in the section below.
Acquired loans for which an incurred loss is not present at the acquisition date, are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income over the term of the loan using the effective interest rate method. These loans are included in the Bank’s originated loan portfolios and are subject to assessment under the Bank’s allowance framework for counterparty-specific, collectively assessed individually insignificant, and collectively assessed allowances that are incurred but not identified subsequent to acquisition.

Acquired Credit-Impaired Loans
ACI loans are acquired loans with evidence of incurred credit losses where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. These loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows.
ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history as well as recent borrower credit scores. The Bank then determined the fair value of the ACI loans at the acquisition date by discounting expected cash flows at a market observable discount rate and where necessary adjusted for factors a market participant would use when determining fair value. In determining the expected cash flows to be collected, management incorporated assumptions regarding default rates, loss severities and the amount and timing of prepayments.
With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated into one or more pools provided that they are acquired in the same fiscal quarter and have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.
Subsequent to acquisition, the Bank will re-assess its estimate of cash flows to determine if updates are required. Updates to cash flow estimates incorporate assumptions regarding default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the expected cash flows discounted at the effective interest rate of the loan. Impairment that occurs subsequent to the acquisition date is recognized through the provision for credit losses. As ACI loans are consistently evaluated for credit losses by accounting for the loan based on present value of expected cash flows, inclusive of incurred loss, both at acquisition and subsequent to acquisition, they are not subject to allowance for losses that are incurred but not identified, as incurred credit losses are specifically identified and reflected in the loan’s carrying value net of any allowance.
Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the acquisition discount (both favourably and unfavourably) in order to maintain the inception yield of the ACI loan.
If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest would be recognized and the loans would be reported as non-performing; however, since the timing and amounts of expected cash flows are reasonably estimable, interest is being recognized and the loans are reported as performing.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 52

FDIC Covered Loans
Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The amount expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected as at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.
Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.
FDIC covered loans are recorded in “Loans” on the Interim Consolidated Balance Sheet. The indemnification assets are recorded in “Other assets” on the Interim Consolidated Balance Sheet.
At the end of each loss share period, the Bank may be required to make a payment to the FDIC if the actual losses incurred are less than the Intrinsic Loss Estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Financial Liabilities Carried at Amortized Cost
Deposits
Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Interim Consolidated Balance Sheet.

Liability for Preferred Shares and Capital Trust Securities
The Bank classifies issued instruments in accordance with the substance of the contractual arrangement. Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Interim Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense.
Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option are classified and presented in Share Capital.

Guarantees
The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Financial and performance standby letters of credit are initially measured and recorded at their fair value. A guarantee liability is recorded on initial recognition at fair value which is normally equal to the present value of the guarantee fees received over the life of contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.
   If a guarantee meets the definition of a derivative, it is carried at fair value on the Interim Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Credit derivatives are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

DERIVATIVES
Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investment strategies.
Derivatives are carried at their fair value on the Interim Consolidated Balance Sheet.
The notional amounts of derivatives are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivatives.

Derivatives Held for Trading Purposes
The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions primarily to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income.

Derivatives Held for Non-trading Purposes
When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives with the change in fair value of these derivatives recognized in other income.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 53

Hedging Relationships
Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in the Interim Consolidated Statement of Income.
Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Interim Consolidated Statement of Income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in non-interest income in the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income in net interest income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to net interest income in the Interim Consolidated Statement of Income.

Cash Flow Hedges
The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.
The effective portion of the change in the fair value of the derivative or hedging instrument that is designated and qualify as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative or hedging instrument relating to the ineffective portion is recognized immediately in non-interest income.
Amounts accumulated in other comprehensive income are reclassified to net interest income in the Interim Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is recognized in the Interim Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to net interest income in the Interim Consolidated Statement of Income.

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately in the Interim Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Interim Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation.

Embedded Derivatives
Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives are recognized on the Interim Consolidated Balance Sheet as derivatives and measured at fair value with subsequent changes recognized in non-interest income in the Interim Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES
The Bank’s Interim Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.
Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 54

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Gains and losses accumulated in other comprehensive income are recognized in the Interim Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

OFFSETTING OF FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset, with the net amount presented in the Interim Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.
The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.
If there is a difference between the value based on a valuation technique which includes inputs from observable markets and the initial transaction price, the difference is referred to as inception profit or loss. Inception profit or loss is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.
If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS
Financial Assets
The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.
When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.
If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization
The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, the fair value of the retained interests is based on quoted market prices, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 55

   Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized.

Financial Liabilities
The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized in the Interim Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending
Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.
Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 7 for further details.
Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Interim Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Interim Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Interim Consolidated Statement of Income.
In security lending transactions the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to securities sold under repurchase agreements on the Interim Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Interim Consolidated Balance Sheet.
In securities borrowing transactions the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Interim Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Interim Consolidated Balance Sheet.
Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in non-interest expenses and non-interest income, respectively, in the Interim Consolidated Statement of Income. Where cash is pledged or received as collateral, interest received or incurred is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Interim Consolidated Statement of Income.
Commodities purchased or sold with an agreement to sell or repurchase the commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria under IFRS are not met. These instruments are included within the trading portfolio.

GOODWILL
Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.
Goodwill is allocated to a cash generating unit (CGU) or group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generate cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU, or group of CGUs to which the goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.
Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying value may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized in the Interim Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

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INTANGIBLE ASSETS
The Bank’s intangible assets consist primarily of core deposit intangibles, customer relationships, and computer software. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.
The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Interim Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS
Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in non-interest income in the Interim Consolidated Statement of Income.
Properties or other assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.
Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal and 15 years

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Interim Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

SHARE-BASED COMPENSATION
The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share-based compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced with a corresponding increase in common shares.
The Bank has various other share-based compensation plans where certain employees are awarded cash payments equivalent to units of the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.

EMPLOYEE BENEFITS
Defined Benefit Plans
Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate, which are reviewed annually with the Bank’s actuaries. The expense recognized includes the cost of benefits for employee service provided in the current year, interest expense on obligations, expected return on plan assets, the cost of vested plan amendments, the amortization of the cost of unvested plan amendments, and amortization of actuarial gains or losses. The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the expense and contributions and is reported in other assets or other liabilities.
The cost of plan amendments are recognized in income immediately if they relate to vested benefits. Otherwise, the cost of plan amendments are deferred and amortized into income on a straight-line basis over the vesting period, which is the period until the plan member becomes unconditionally entitled to the benefits for the principal pension plans and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 57

The excess, if any, of the accumulated net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets for the Bank’s principal pension plans is recognized in income on a straight-line basis over the expected average remaining working lives of the active plan members. This is commonly referred to as the corridor approach.
Prepaid pension assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Interim Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.
Curtailment and settlement gains and losses are recognized in income by the Bank when the curtailment or settlement occurs. A curtailment occurs when the Bank is demonstrably committed to materially reducing the number of employees covered by the plan, or amending the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

Defined Contribution Plans
For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.

INSURANCE
Premiums for short-duration insurance contracts, net of reinsurance, primarily property and casualty, are deferred as unearned premiums and reported in other income on a pro rata basis over the terms of the policies, except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers’ share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when due from the policyholder.
For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims, as determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis as insurance claims are reported and actuarial assumptions are reassessed. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in other income.

PROVISIONS
Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.
Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

INCOME TAXES
Income tax is comprised of current and deferred tax. Income tax is recognized in the Interim Consolidated Statement of Income except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Interim Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 58

NOTE 3 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS
Available-for-Sale Securities
Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans
A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.
If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

DETERMINATION OF FAIR VALUE
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.
An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION
Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank’s balance sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Interim Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, and commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 59

GOODWILL
In determining whether an impairment loss exists for goodwill, the Bank must determine the recoverable amount of the CGU or group of CGUs to which goodwill is allocated. The recoverable amount is determined using internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management judgment is exercised in the determination of different assumptions and estimates used in the valuation models and could influence the calculation of the recoverable amount and the determination of the existence of impairment. Where possible, values generated internally are compared to relevant market information.

EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and other post employment benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market related data and considers if the market related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and other post employment benefit plans obligations and expenses in future years.

INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business.
Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 60

The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITITES
Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. An example of such judgment is to determine whether an entity meets the definition of an SPE, and if so, whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank’s exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 2.

NOTE 4 CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGE IN ACCOUNTING POLICY
The following amendment has been adopted by the Bank.

Prepayments of a Minimum Funding Requirement
The amendments to IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (IFRIC 14), issued in November 2009, provide additional guidance with respect to voluntary prepaid contributions. The intent of the amendments was to eliminate certain unintended consequences of the original IFRIC 14, issued in July 2007. In certain instances, where entities applied the original IFRIC 14, voluntary prepayments related to minimum funding requirements related to defined benefit plans would not qualify for recognition as an asset. The amendments are effective for annual periods beginning January 1, 2011, with earlier application permitted. The Bank has elected to adopt the amendments to IFRIC 14 in conjunction with its transition to IFRS, and as such has applied the amendments effective November 1, 2010 which resulted in no impact to the Bank on adoption.

FUTURE CHANGES IN ACCOUNTING POLICIES
The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments – Classification and Measurement
IFRS 9, Financial Instruments (IFRS 9), reflects the first phase of the IASB’s work on the replacement of the current IFRS financial instruments standard (IAS 39) and applies to the classification and measurement of financial assets and liabilities. The IASB decided in November 2011 to delay the mandatory effective date of IFRS 9 to annual periods beginning on or after 1 January 2015, which will be November 1, 2015 for the Bank, and tentatively agreed to a limited reconsideration of IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, as well as any potential future amendments thereto.

Disclosures – Transfer of Financial Assets
The amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7), issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset. The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period. The amendments to IFRS 7 will be adopted by the Bank as at October 31, 2012 on a prospective basis.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities
In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:
•	IAS 32, Financial Instruments: Presentation (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities; and
•
IFRS 7, Financial Instruments: Disclosures (IFRS 7) which provides common disclosure requirements intended to help investors and other users better assess the effect or potential effect of offsetting arrangements on a company’s financial position.

    The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. Both amendments are to be applied retrospectively. The IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank. The Bank is currently assessing the impact of the IFRS 7 amendments.

Consolidation
The IASB issued the following new and amended guidance related to consolidated financial statements:
•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special-Purpose Entities;
•	IFRS 12, Disclosure of Interests in Other Entities; and
•	IAS 27 (Revised 2011), Separate Financial Statements, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11, Joint Arrangements.
The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its SPEs and will potentially result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 61

Fair Value Measurement
IFRS 13, Fair Value Measurement (IFRS 13), provides guidance for measuring fair value and for disclosing information about fair value measurements in accordance with IFRS. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for quarterly and annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Employee Benefits
The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminates the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. In addition to service cost, expense will include net interest expense or income, calculated by applying the discount rate to the net defined benefit surplus or deficit. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Further, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit or recognizes related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

Presentation of Other Comprehensive Income
The amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Interim Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Interim Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, which will be November 1, 2012 for the Bank, and are to be applied retrospectively. These amendments are not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date.

The following tables present the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at April 30, 2012, October 31, 2011, and November 1, 2010.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 62

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)			Apr. 30, 2012
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$5,131	$7,711	$–	$12,842
Provinces	2	3,561	–	3,563
U.S. federal, state, municipal governments, and agencies debt	1,404	7,986	–	9,390
Other OECD government guaranteed debt	–	3,855	–	3,855
Mortgage-backed securities – residential	–	1,378	–	1,378
Other debt securities
Canadian issuers	4	2,301	31	2,336
Other issuers	–	5,959	43	6,002
Equity securities
Common shares	30,378	3,556	11	33,945
Preferred shares	21	–	–	21
Trading loans	–	6,951	5	6,956
Commodities	4,662	–	–	4,662
Retained interests	–	–	51	51
	$41,602	$43,258	$141	$85,001
Derivatives
Interest rate contracts	$10	$35,219	$5	$35,234
Foreign exchange contracts	128	13,439	17	13,584
Credit contracts	–	77	14	91
Equity contracts	–	5,342	709	6,051
Commodity contracts	142	650	20	812
	$280	$54,727	$765	$55,772
Financial assets designated at fair value through profit or loss
Securities	$676	$4,821	$–	$5,497
Loans	–	1	13	14
	$676	$4,822	$13	$5,511
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$6,200	$3,811	$–	$10,011
Provinces	–	1,017	–	1,017
U.S. federal, state, municipal governments, and agencies debt	123	27,957	–	28,080
Other OECD government guaranteed debt	–	16,068	–	16,068
Mortgage-backed securities – residential	–	1,216	–	1,216
Other debt securities
Asset-backed securities	–	22,585	–	22,585
Corporate and other debt	75	7,327	25	7,427
Equity securities
Common shares	72	209	1,461	1,742
Preferred shares	97	–	155	252
Debt securities reclassified from trading1	–	1,435	161	1,596
	$6,567	$81,625	$1,802	$89,994
Securities purchased under reverse repurchase agreements	$–	$6,636	$–	$6,636

FINANCIAL LIABILITIES
Trading deposits	$–	$24,025	$1,106	$25,131
Derivatives
Interest rate contracts	$19	$30,505	$94	$30,618
Foreign exchange contracts	111	21,465	15	21,591
Credit contracts	–	191	24	215
Equity contracts	–	5,582	1,052	6,634
Commodity contracts	148	559	7	714
	$278	$58,302	$1,192	$59,772
Securitization liabilities at fair value	$–	$28,420	$–	$28,420
Other financial liabilities designated at fair value
through profit or loss	$–	$2	$46	$48
Obligations related to securities sold short	$14,916	$14,834	$13	$29,763
Obligations related to securities sold under repurchase agreements	$–	$7,593	$–	$7,593
1	As at April 30, 2012, includes fair value of government and government-insured securities of nil and other debt securities of $1,596 million.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 63

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
			Oct. 31, 2011				Nov. 1, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related
securities
Canadian government debt
Federal	$2,293	$8,583	$–	$10,876	$1,935	$5,365	$–	$7,300
Provinces	1	2,714	5	2,720	–	2,575	14	2,589
U.S. federal, state, municipal governments,
and agencies debt	2,210	5,411	–	7,621	765	6,546	37	7,348
Other OECD government guaranteed debt	–	5,887	–	5,887	–	4,102	–	4,102
Mortgage-backed securities – residential	–	1,496	–	1,496	–	1,383	–	1,383
Other debt securities
Canadian issuers	25	2,477	30	2,532	12	2,637	27	2,676
Other issuers	–	6,594	79	6,673	–	5,731	82	5,813
Equity securities
Common shares	24,699	2,308	–	27,007	23,881	1,017	–	24,898
Preferred shares	31	–	–	31	25	–	–	25
Trading loans	–	5,322	3	5,325	–	5,252	13	5,265
Commodities	3,133	–	–	3,133	2,249	–	–	2,249
Retained interests	–	–	52	52	–	–	47	47
	$32,392	$40,792	$169	$73,353	$28,867	$34,608	$220	$63,695
Derivatives
Interest rate contracts	$23	$35,659	$11	$35,693	$4	$27,270	$46	$27,320
Foreign exchange contracts	358	17,900	16	18,274	385	19,322	170	19,877
Credit contracts	–	130	21	151	–	167	21	188
Equity contracts	1	4,318	630	4,949	11	2,742	557	3,310
Commodity contracts	149	622	7	778	150	620	5	775
	$531	$58,629	$685	$59,845	$550	$50,121	$799	$51,470
Financial assets designated at
fair value through profit or loss
Securities	$592	$3,630	$–	$4,222	$722	$1,319	$24	$2,065
Loans	–	6	8	14	–	68	17	85
	$592	$3,636	$8	$4,236	$722	$1,387	$41	$2,150
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$8,052	$1,263	$–	$9,315	$10,850	$820	$–	$11,670
Provinces	–	369	–	369	–	388	–	388
U.S. federal, state, municipal governments,
and agencies debt	125	28,271	–	28,396	127	11,115	–	11,242
Other OECD government guaranteed debt	–	19,970	–	19,970	–	19,920	–	19,920
Mortgage-backed securities – residential	–	661	–	661	–	135	–	135
Other debt securities
Asset-backed securities	–	22,947	–	22,947	–	20,161	–	20,161
Corporate and other debt	–	7,813	24	7,837	39	16,745	24	16,808
Equity securities
Common shares	80	149	1,524	1,753	104	122	1,544	1,770
Preferred shares	93	–	190	283	105	–	58	163
Debt securities reclassified from trading1	–	1,828	158	1,986	–	4,164	64	4,228
	$8,350	$83,271	$1,896	$93,517	$11,225	$73,570	$1,690	$86,485
Securities purchased under reverse
repurchase agreements	$–	$3,382	$–	$3,382	$–	$–	$–	$–

FINANCIAL LIABILITIES
Trading deposits	$–	$28,533	$1,080	$29,613	$–	$21,881	$1,110	$22,991
Derivatives
Interest rate contracts	$19	$31,365	$92	$31,476	$3	$24,531	$90	$24,624
Foreign exchange contracts	318	23,521	14	23,853	452	22,814	85	23,351
Credit contracts	–	182	31	213	–	180	43	223
Equity contracts	–	4,516	973	5,489	–	2,721	922	3,643
Commodity contracts	114	562	8	684	71	630	10	711
	$451	$60,146	$1,118	$61,715	$526	$50,876	$1,150	$52,552
Securitization liabilities at fair value	$–	$27,725	$–	$27,725	$–	$27,256	$–	$27,256
Other financial liabilities designated
at fair value through profit or loss	$–	$5	$27	$32	$–	$–	$31	$31
Obligations related to securities sold short	$12,135	$11,480	$2	$23,617	$10,846	$12,815	$30	$23,691
Obligations related to securities sold
under repurchase agreements	$–	$3,917	$–	$3,917	$–	$–	$–	$–
1
Includes fair value of government and government-insured securities as at October 31, 2011 of nil and other debt securities as at October 31, 2011 of $1,986 million (November 1, 2010 – $18 million and $4,210 million), respectively.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 64

There were no significant transfers between Level 1 and Level 2 for the three and six months ended April 30, 2012 and April 30, 2011.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and six months ended April 30, 2012 and April 30, 2011, respectively, and for the twelve months ended October 31, 2011.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Feb. 1	in	Included				Into	Out of	Apr. 30	instruments
	2012	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Federal	$1	$–	$–	$1	$–	$(1)	$–	$(1)	$–	$–
Provinces	10	–	–	–	–	(9)	–	(1)	–	–
Other debt securities
Canadian issuers	28	1	–	2	–	(14)	18	(4)	31	1
Other issuers	124	2	–	22	–	(60)	1	(46)	43	(2)
Equity securities
Common shares	–	–	–	11	–	–	–	–	11	–
Trading loans	–	–	–	2	–	–	3	–	5	–
Retained interests	52	–	–	–	2	(3)	–	–	51	–
	$215	$3	$–	$38	$2	$(87)	$22	$(52)	$141	$(1)
Financial assets designated
at fair value through
profit or loss
Loans	$11	$4	$–	$–	$–	$(2)	$–	$–	$13	$1
	$11	$4	$–	$–	$–	$(2)	$–	$–	$13	$1
Available-for-sale
securities
Other debt securities
Corporate and other debt	$24	$–	$1	$–	$–	$–	$–	$–	$25	$1
Equity securities
Common shares	1,483	3	10	4	–	(39)	–	–	1,461	10
Preferred shares	153	–	10	–	–	(8)	–	–	155	10
Debt securities reclassified
from trading	166	3	(1)	–	–	(7)	–	–	161	(6)
	$1,826	$6	$20	$4	$–	$(54)	$–	$–	$1,802	$15

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Feb. 1	in	Included				Into	Out of	Apr. 30	instruments
	2012	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,086	$(7)	$–	$–	$130	$(103)	$–	$–	$1,106	$(5)
Derivatives4
Interest rate contracts	$103	$(14)	$–	$(1)	$–	$1	$–	$–	$89	$(9)
Foreign exchange contracts	(2)	1	–	–	–	(1)	–	–	(2)	1
Credit contracts	8	2	–	–	–	–	–	–	10	3
Equity contracts	323	34	–	(46)	62	(30)	–	–	343	34
Commodity contracts	(8)	(4)	–	–	–	(2)	–	1	(13)	(4)
	$424	$19	$–	$(47)	$62	$(32)	$–	$1	$427	$25
Other financial liabilities
designated at fair value
through profit or loss	$24	$35	$–	$–	$55	$(68)	$–	$–	$46	$35
Obligations related to
securities sold short	$2	$–	$–	$(1)	$–	$23	$–	$(11)	$13	$4
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (losses), and other income (loss) on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $765 million and derivative liabilities of $1,192 million, both of which are measured using Level 3 inputs, as at April 30, 2012 (February 1, 2012 – $728 million and $1,152 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 65

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	Apr. 30	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$(1)	$–	$–
Provinces	5	–	–	3	–	(11)	5	(2)	–	–
Other debt securities
Canadian issuers	30	2	–	10	–	(24)	22	(9)	31	1
Other issuers	79	5	–	99	–	(97)	32	(75)	43	(1)
Equity securities
Common shares	–	–	–	11	–	–	–	–	11	–
Trading loans	3	–	–	2	–	(3)	3	–	5	–
Retained interests	52	3	–	–	4	(8)	–	–	51	3
	$169	$10	$–	$126	$4	$(143)	$62	$(87)	$141	$3
Financial assets designated
at fair value through
profit or loss
Loans	$8	$9	$–	$–	$–	$(4)	$–	$–	$13	$4
	$8	$9	$–	$–	$–	$(4)	$–	$–	$13	$4
Available-for-sale
securities
Other debt securities
Corporate and other debt	$24	$–	$1	$–	$–	$–	$–	$–	$25	$1
Equity securities
Common shares	1,524	26	(12)	26	–	(103)	–	–	1,461	15
Preferred shares	190	1	18	–	–	(54)	–	–	155	18
Debt securities reclassified
from trading	158	6	(5)	–	–	(5)	7	–	161	(15)
	$1,896	$33	$2	$26	$–	$(162)	$7	$–	$1,802	$19

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1	in	Included				Into	Out of	Apr. 30	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,080	$(1)	$–	$–	$206	$(179)	$–	$–	$1,106	$7
Derivatives4
Interest rate contracts	$81	$4	$–	$5	$–	$(1)	$–	$–	$89	$9
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	(2)	–	–	–	2	(2)	2	10	(1)
Equity contracts	343	19	–	(78)	104	(45)	–	–	343	19
Commodity contracts	1	(15)	–	–	–	–	–	1	(13)	(13)
	$433	$6	$–	$(73)	$104	$(44)	$(2)	$3	$427	$14
Other financial liabilities
designated at fair value
through profit or loss	$27	$9	$–	$–	$99	$(89)	$–	$–	$46	$9
Obligations related to
securities sold short	$2	$–	$–	$(2)	$–	$25	$2	$(14)	$13	$4
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $765 million and derivative liabilities of $1,192 million, both of which are measured using Level 3 inputs, as at April 30, 2012 (November 1, 2011 – $685 million and $1,118 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 66

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Feb 1,	in	Included				Into	Out of	Apr. 30	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$7	$–	$–	$1	$–	$(6)	$–	$–	$2	$–
Other debt securities
Canadian issuers	19	1	–	17	–	(6)	6	–	37	1
Other issuers	189	7	–	214	–	(83)	9	(15)	321	6
Equity securities
Common shares	1	–	–	8	–	(1)	–	–	8	–
Preferred shares	1	–	–	–	–	(1)	–	–	–	–
Trading loans	9	–	–	2	–	1	–	–	12	1
Retained interests	53	5	–	–	–	(5)	–	–	53	5
	$279	$13	$–	$242	$–	$(101)	$15	$(15)	$433	$13
Financial assets designated
at fair value through
profit or loss
Securities	$33	$–	$–	$21	$–	$(33)	$–	$–	$21	$–
Loans	18	12	–	–	–	(15)	–	(9)	6	(3)
	$51	$12	$–	$21	$–	$(48)	$–	$(9)	$27	$(3)
Available-for-sale
securities
Other debt securities
Asset-backed securities	$–	$2	$(2)	$66	$–	$–	$–	$–	$66	$2
Corporate and other debt	24	–	–	–	–	1	–	–	25	–
Equity securities
Common shares	1,520	8	1	16	–	(114)	–	(2)	1,429	1
Preferred shares	28	–	(1)	–	–	(7)	1	–	21	(1)
Debt securities reclassified
from trading	62	1	(3)	–	–	(2)	82	–	140	(5)
	$1,634	$11	$(5)	$82	$–	$(122)	$83	$(2)	$1,681	$(3)

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Feb 1,	in	Included				Into	Out of	Apr. 30	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,163	$11	$–	$–	$117	$(80)	$–	$–	$1,211	$7
Derivatives4
Interest rate contracts	$38	$14	$–	$3	$–	$10	$(1)	$–	$64	$15
Foreign exchange contracts	(63)	4	–	–	–	74	–	–	15	(5)
Credit contracts	11	2	–	–	–	(2)	–	–	11	1
Equity contracts	394	79	–	(68)	100	(31)	–	–	474	114
Commodity contracts	(6)	(22)	–	–	–	7	(4)	–	(25)	(18)
	$374	$77	$–	$(65)	$100	$58	$(5)	$–	$539	$107
Other financial liabilities
designated at fair value
through profit or loss	$53	$(20)	$–	$–	$75	$(56)	$–	$–	$52	$(20)
Obligations related to
securities sold short	$5	$–	$–	$(5)	$–	$3	$–	$–	$3	$–
1
Gains (losses) on financial assets and liabilities included are recognized in net gains (losses) from available-for-sale securities, trading income (losses), and other income (loss) on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $853 million and derivative liabilities of $1,392 million, both of which are measured using Level 3 inputs, as at April 30, 2011 (February 1, 2011 – $868 million and $1,242 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 67

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1,	in	Included				Into	Out of	Apr. 30	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$14	$–	$–	$4	$–	$(16)	$–	$–	$2	$–
U.S. federal, state, municipal
governments, and
agencies debt	37	–	–	–	–	(37)	–	–	–	–
Other debt securities
Canadian issuers	27	3	–	19	–	(18)	6	–	37	3
Other issuers	82	9	–	333	–	(110)	39	(32)	321	7
Equity securities
Common shares	–	–	–	8	–	–	–	–	8	–
Trading loans	13	–	–	2	–	(3)	–	–	12	1
Retained interests	47	4	–	–	4	(2)	–	–	53	4
	$220	$16	$–	$366	$4	$(186)	$45	$(32)	$433	$15
Financial assets designated
at fair value through
profit or loss
Securities	$24	$–	$–	$54	$–	$(57)	$–	$–	$21	$–
Loans	17	20	–	–	–	(18)	1	(14)	6	(1)
	$41	$20	$–	$54	$–	$(75)	$1	$(14)	$27	$(1)
Available-for-sale
securities
Other debt securities
Asset-backed securities	$–	$2	$(2)	$66	$–	$–	$–	$–	$66	$2
Corporate and other debt	24	–	1	–	–	–	–	–	25	1
Equity securities
Common shares	1,544	12	–	81	–	(203)	–	(5)	1,429	2
Preferred shares	58	21	12	–	–	(42)	1	(29)	21	(1)
Debt securities reclassified
from trading	64	2	(1)	–	–	(7)	82	–	140	(5)
	$1,690	$37	$10	$147	$–	$(252)	$83	$(34)	$1,681	$(1)

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1,	in	Included				Into	Out of	Apr. 30	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,110	$2	$–	$–	$235	$(136)	$–	$–	$1,211	$7
Derivatives4
Interest rate contracts	$44	$4	$–	$3	$–	$14	$(1)	$–	$64	$25
Foreign exchange contracts	(85)	13	–	–	–	87	–	–	15	(2)
Credit contracts	22	(1)	–	–	–	(3)	(1)	(6)	11	(2)
Equity contracts	365	86	–	(106)	168	(38)	(1)	–	474	88
Commodity contracts	5	(30)	–	–	–	5	(5)	–	(25)	(25)
	$351	$72	$–	$(103)	$168	$65	$(8)	$(6)	$539	$84
Other financial liabilities
designated at fair value
through profit or loss	$31	$16	$–	$125	$(120)	$–	$–	$–	$52	$16
Obligations related to
securities sold short	$30	$(1)	$–	$(15)	$–	$11	$5	$(27)	$3	$–
1
Gains (losses) on financial assets and liabilities included are recognized in net gains (losses) from available-for-sale securities, trading income (losses), and other income (loss) on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $853 million and derivative liabilities of $1,392 million, both of which are measured using Level 3 inputs, as at April 30, 2011 (November 1, 2010 – $799 million and $1,150 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 68

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1,	in	Included				Into	Out of	Oct. 31,	instruments
	2010	income1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2011	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Federal	$–	$–	$–	$15	$–	$(15)	$–	$–	$–	$–
Provinces	14	1	–	45	–	(55)	–	–	5	(1)
U.S. federal, state, municipal
governments, and
agencies debt	37	–	–	–	–	(37)	–	–	–	–
Other debt securities
Canadian issuers	27	3	–	46	–	(48)	16	(14)	30	(5)
Other issuers	82	15	–	557	–	(454)	92	(213)	79	(11)
Equity securities
Common shares	–	–	–	12	–	(12)	–	–	–	–
Preferred shares	–	–	–	34	–	(34)	–	–	–	–
Trading loans	13	1	–	3	–	(16)	2	–	3	–
Retained interests	47	6	–	–	7	(8)	–	–	52	6
	$220	$26	$–	$712	$7	$(679)	$110	$(227)	$169	$(11)
Financial assets
designated at fair value
through profit or loss
Securities	$24	$–	$–	$39	$–	$(63)	$–	$–	$–	$–
Loans	17	18	–	–	–	(13)	6	(20)	8	–
	$41	$18	$–	$39	$–	$(76)	$6	$(20)	$8	$–
Available-for-sale securities
Other debt securities
Asset-backed securities	$–	$–	$–	$66	$–	$(66)	$–	$–	$–	$–
Corporate and other debt	24	–	1	–	–	(3)	2	–	24	1
Equity securities
Common shares	1,544	217	6	141	–	(383)	–	(1)	1,524	14
Preferred shares	58	24	5	2	–	(63)	164	–	190	(15)
Debt securities reclassified
from trading	64	6	(11)	–	–	(1)	100	–	158	(4)
	$1,690	$247	$1	$209	$–	$(516)	$266	$(1)	$1,896	$(4)

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1,	in	Included				Into	Out of	Oct. 31,	instruments
	2010	income1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2011	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,110	$20	$–	$–	$467	$(517)	$–	$–	$1,080	$19
Derivatives 4
Interest rate contracts	$44	$16	$–	$3	$–	$12	$6	$–	$81	$50
Foreign exchange contracts	(85)	14	–	–	–	69	–	–	(2)	(1)
Credit contracts	22	(7)	–	–	–	(1)	(1)	(3)	10	(3)
Equity contracts	365	(43)	–	(197)	272	(54)	–	–	343	(39)
Commodity contracts	5	–	–	–	–	(2)	(5)	3	1	(3)
	$351	$(20)	$–	$(194)	$272	$24	$–	$–	$433	$4
Other financial liabilities
designated at fair value
through profit or loss	$31	$(58)	$–	$–	$216	$(162)	$–	$–	$27	$(58)
Obligations related to
securities sold short	$30	$(1)	$–	$(42)	$–	$36	$6	$(27)	$2	$1
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (loss), and other income on the Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $685 million and derivative liabilities of $1,118 million, both of which are measured using Level 3 inputs, as at October 31, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 69

•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at April 30, 2012, October 31, 2011 and November 1, 2010, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the volatility of unobservable spreads. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions for volatility, dividends, correlation, or the price of the underlying equity instrument. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)				As at
	Apr. 30, 2012		Oct. 31, 2011		Nov. 1, 2010
	Impact to net assets		Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government related securities
U.S. federal, state, municipal governments, and agencies debt	$–	$–	$–	$–	$1	$1
Other debt securities
Other issuers	–	–	1	1	–	–
Equity securities
Common shares	1	1	–	–	–	–
Trading loans	–	–	–	–	2	2
Retained interests	4	–	4	–	3	–
	$5	$1	$5	$1	$6	$3
Derivatives
Interest rate contracts	$2	$1	$2	$2	$5	$5
Credit contracts	1	1	1	1	1	1
Equity contracts	–	–	9	21	(3)	19
Commodity contracts	3	3	–	–	–	–
	$6	$5	$12	$24	$3	$25
Available-for-sale securities
Government and government related securities
Corporate and other debt	$2	$2	$–	$–	$–	$–
Equity securities
Preferred shares	8	7	7	7	6	6
Common shares	24	24	25	49	47	47
Debt securities reclassified from trading	5	5	4	4	1	1
	$39	$38	$36	$60	$54	$54
FINANCIAL LIABILITIES
Trading deposits	$4	$7	$3	$6	$3	$2
Derivatives
Interest rate contracts	$34	$30	$16	$16	$11	$11
Credit contracts	2	2	2	2	3	3
Equity contracts	78	107	36	14	29	3
Commodity contracts	1	1	–	–	2	3
	$115	$140	$54	$32	$45	$20
Securitization liabilities at fair value through profit or loss	$–	$–	$–	$–	$–	$–
Other financial liabilities designated at fair value through
profit or loss	$8	$8	$5	$5	$5	$5
Obligations related to securities sold short	1	1	–	–	1	1
Total	$178	$200	$115	$128	$117	$110

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE
Loans Designated at Fair Value through Profit or Loss
Certain business and government loans held within a trading portfolio or economically hedged with derivatives, are designated at fair value through profit or loss if the criteria described in Note 2 are met. The fair value of loans designated at fair value through profit or loss was $14 million as at April 30, 2012 (October 31, 2011 – $14 million; November 1, 2010 – $85 million), which represents their maximum credit exposure.
These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.
    As at April 30, 2012, the notional value of credit derivatives used to mitigate the maximum exposure to credit risk on these loans was $138 million (October 31, 2011 – $140 million; November 1, 2010 – $153 million) and fair value was $(15) million (October 31, 2011 – $(11) million; November 1, 2010 – $(8) million). The Bank also uses other instruments within this portfolio to hedge its total maximum exposure to loss.
As at April 30, 2012, October 31, 2011, and November 1, 2010, the cumulative change in fair value of these loans attributable to changes in credit risk was $12 million, $9 million and nil, respectively, calculated by determining the changes in credit spread implicit in the fair value of the loans. As at the same dates, the cumulative change in fair value of the credit derivatives hedging these loans used to mitigate credit risk was $(15) million, $(11) million and $(8) million, respectively.
During the three and six months ended April 30, 2012, income (loss) representing net changes in the fair value of these loans due to changes in credit risk of the loans was $1 million and $4 million, respectively (three and six months ended April 30, 2011, $5 million and $11 million, respectively). During the same period, the net changes in fair value of the credit derivatives hedging these loans which were used to mitigate credit risk were $(3) million and $(8) million, respectively (three and six months ended April 30, 2011, $(7) million and $(16) million, respectively).

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 70

Securities Designated at Fair Value through Profit or Loss
Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the loss or income resulting from changes to the discount rate used to value the insurance reserves.
In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value
Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.
The amount that the Bank would contractually be required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $530 million less than the carrying amount as at April 30, 2012, $811 million as at October 31, 2011 and $923 million as at November 1, 2010.

Other Liabilities Designated at Fair Value through Profit or Loss
The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss
During the three and six months ended April 30, 2012 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $14 million and $5 million, respectively (three and six months ended April 30, 2011 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(43) million and $35 million, respectively).

NOTE 6 SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES
During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading portfolio assets at fair value with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.
The fair value of the reclassified debt securities was $1,596 million as at April 30, 2012 (October 31, 2011 – $1,986 million; November 1, 2010 – $4,228 million). For the three and six months ended April 30, 2012, net interest income of $23 million and $55 million after tax, respectively (three and six months ended April 30, 2011 – $47 million and $104 million after tax, respectively) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three and six months ended April 30, 2012 of $18 million and $11 million after tax, respectively (April 30, 2011 – increase of $10 million and decrease of $64 million after tax, respectively) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the three and six months ended April 30, 2012 of $18 million $11 million after tax, respectively (three and six months ended April 30, 2011 – increase of $10 million and decrease of $64 million after tax, respectively). During the three and six months ended April 30, 2012, reclassified debt securities with a fair value of $128 million and $402 million, respectively (three and six months ended April 30, 2011 – $438 million and $710 million, respectively) were sold or matured, and $1 million and $8 million after tax, respectively (three and six months ended April 30, 2011 – $12 million and $13 million after tax, respectively) was recorded in net gains (losses) from available-for-sale securities.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES
For the three and six months ended April 30, 2012, the Bank recognized impairment losses on available-for-sale securities of $(3) million and $5 million, respectively (three and six months ended April 30, 2011 – $1 million and $19 million, respectively). There were no impairment losses related to the reclassification of certain debt securities as described above for the three and six months ended April 30, 2012 and April 30, 2011.

Unrealized Gains and Losses on Available-for-Sale Instruments
The following tables summarize the unrealized gains and losses as at April 30, 2012, October 31, 2011 and November 1, 2010.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 71

Unrealized Gains and Losses on Available-for-Sale Securities
(millions of Canadian dollars)	As at
	Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
			Apr. 30, 2012
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,987	$29	$5	$10,011
Provinces	1,001	17	1	1,017
U.S. federal, state, municipal governments, and agencies debt	27,488	611	19	28,080
Other OECD government guaranteed debt	15,757	319	8	16,068
Mortgage-backed securities – residential	1,200	16	–	1,216
	55,433	992	33	56,392
Other debt securities
Asset-backed securities	22,167	493	75	22,585
Non-agency collateralized mortgage obligation portfolio	494	4	–	498
Corporate and other debt	6,747	213	31	6,929
	29,408	710	106	30,012
Equity securities
Common shares	1,586	187	29	1,744
Preferred shares	247	29	24	252
	1,833	216	53	1,996
Debt securities reclassified from trading1	1,513	139	56	1,596
Total available-for-sale securities2	$88,187	$2,057	$248	$89,996
			Oct. 31, 2011
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,286	$32	$3	$9,315
Provinces	350	19	–	369
U.S. federal, state, municipal governments, and agencies debt	28,004	443	51	28,396
Other OECD government guaranteed debt	19,658	319	7	19,970
Mortgage-backed securities – residential	651	10	–	661
	57,949	823	61	58,711
Other debt securities
Asset-backed securities	22,516	504	73	22,947
Non-agency collateralized mortgage obligation portfolio	249	–	–	249
Corporate and other debt	7,476	199	87	7,588
	30,241	703	160	30,784
Equity securities
Common shares	1,584	207	35	1,756
Preferred shares	298	24	39	283
	1,882	231	74	2,039
Debt securities reclassified from trading1	1,913	130	57	1,986
Total available-for-sale securities2	$91,985	$1,887	$352	$93,520
Nov. 1, 2010
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,654	$19	$3	$11,670
Provinces	370	18	–	388
U.S. federal, state, municipal governments, and agencies debt	11,071	200	29	11,242
Other OECD government guaranteed debt	19,556	389	16	19,929
Mortgage-backed securities – residential	133	2	–	135
	42,784	628	48	43,364
Other debt securities
Asset-backed securities	19,623	554	16	20,161
Corporate and other debt	16,476	356	24	16,808
	36,099	910	40	36,969
Equity securities
Common shares	1,603	239	62	1,780
Preferred shares	326	34	14	346
	1,929	273	76	2,126
Debt securities reclassified from trading1	3,928	331	31	4,228
Total available-for-sale securities2	$84,740	$2,142	$195	$86,687
1
Includes fair value of government and government-insured securities as at April 30, 2012 of nil (October 31, 2011 – nil and November 1, 2010 – $18 million) and other debt securities as at April 30, 2012 of $1,596 million (October 31, 2011 – $1,986 million and November 1, 2010 – $4,210 million).

2
As at April 30, 2012, certain available-for-sale securities with a carrying value of $2 million (October 31, 2011 – $3 million and November 1, 2010 – $202 million) do not have quoted market prices in an active market, whose fair value cannot be reliably measured and are carried at cost.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 72

NOTE 7 DERECOGNITION OF FINANCIAL ASSETS

LOAN SECURITIZATIONS
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to SPE’s or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests, are recorded at relative fair value and classified as trading securities with subsequent changes in fair value recorded in trading income.
Certain loan securitizations do not qualify for derecognition as under certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)	As at
	Apr. 30	Oct. 31	Nov. 1
	2012	2011	2010
Carrying amount of assets
Nature of transaction:
Securitization of residential mortgage loans	$45,304	$43,960	$42,731
Securitization of commercial mortgage loans	33	47	101
Securitization of consumer instalment and other personal	985	2,075	–
Other financial assets transferred related to securitization1	6,793	5,529	5,138
Total	$53,115	$51,611	$47,970
Carrying amount of associated liabilities2	$(54,252)	$(52,858)	$(49,204)
1
Includes asset-backed securities, asset backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

2
Includes securitization liabilities carried at amortized cost of $25,832 million (October 31, 2011 – $25,133 million and November 1, 2010 – $21,948 million) and securitization liabilities carried at fair value of $28,420 million (October 31, 2011 – $27,725 million and November 1, 2010 – $27,256 million).

The following table summarizes the asset types subject to continuing involvement accounting.

Securitized Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)	As at
Securitization
of residential
mortgage loans
Apr. 30, 2012
Carrying amount of original assets	$754
Carrying amount of assets which continue to be recognized	$754
Carrying amount of associated liabilities	$(769)
Oct. 31, 2011
Carrying amount of original assets	$910
Carrying amount of assets which continue to be recognized	$910
Carrying amount of associated liabilities	$(921)
Nov. 1, 2010
Carrying amount of original assets	$1,043
Carrying amount of assets which continue to be recognized	$1,043
Carrying amount of associated liabilities	$(1,130)

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as secured borrowing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 73

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)			As at
	Apr. 30	Oct. 31	Nov. 1
	2012	2011	2010
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$14,595	$11,121	$9,425
Securities lending agreements	10,259	11,445	8,380
Total	$24,854	$22,566	$17,805
Carrying amount of associated liabilities1	$14,574	$11,060	$9,374
1	Associated liabilities are all related to repurchase agreements.

NOTE 8 ALLOWANCE FOR CREDIT LOSSES, LOANS PAST DUE BUT NOT IMPAIRED, AND ACQUIRED CREDIT-IMPAIRED LOANS

The change in the Bank’s allowance for credit losses as at April 30, 2012 and October 31, 2011 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance at	Provision			exchange	Balance at
	Nov. 1	for credit			and other	Apr. 30
	2011	losses	Write-offs	Recoveries	adjustments	2012
Counterparty-specific allowance
Business and government	$188	$198	$(224)	$2	$3	$167
Debt securities classified as loans	179	–	–	–	(2)	177
Total counterparty-specific allowance excluding acquired
credit-impaired loans	367	198	(224)	2	1	344
Acquired credit-impaired loans1,2	30	21	(34)	–	3	20
Total counterparty-specific allowance	397	219	(258)	2	4	364
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	32	1	(26)	2	12	21
Consumer instalment and other personal	114	286	(366)	36	30	100
Credit card	64	173	(198)	22	2	63
Business and government	34	28	(57)	11	5	21
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	244	488	(647)	71	49	205
Acquired credit-impaired loans1,2	30	52	(34)	–	27	75
Total collectively assessed allowance for individually
insignificant impaired loans	274	540	(681)	71	76	280
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	30	6	–	–	(4)	32
Consumer instalment and other personal	405	27	–	–	(3)	429
Credit card	312	212	–	–	(1)	523
Business and government	1,030	(218)	–	–	4	816
Debt securities classified as loans	149	6	–	–	(1)	154
Total collectively assessed allowance for incurred
but not identified credit losses	1,926	33	–	–	(5)	1,954
Allowance for credit losses
Residential mortgages	62	7	(26)	2	8	53
Consumer instalment and other personal	519	313	(366)	36	27	529
Credit card	376	385	(198)	22	1	586
Business and government	1,252	8	(281)	13	12	1,004
Debt securities classified as loans	328	6	–	–	(3)	331
Total allowance for credit losses excluding acquired
credit-impaired loans	2,537	719	(871)	73	45	2,503
Acquired credit-impaired loans1,2	60	73	(68)	–	30	95
Total allowance for credit losses	2,597	792	(939)	73	75	2,598
Less: Allowance for off-balance sheet positions3	283	(78)	–	–	(1)	204
Allowance for loan losses	$2,314	$870	$(939)	$73	$76	$2,394
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 74

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance at	Provision			exchange	Balance at
	Nov. 1	for credit			and other	Oct. 31
	2010	losses	Write-offs	Recoveries	adjustments	2011
Counterparty-specific allowance
Business and government	$276	$218	$(338)	$29	$3	$188
Debt securities classified as loans	140	85	(48)	–	2	179
Total counterparty-specific allowance excluding acquired
credit-impaired loans	416	303	(386)	29	5	367
Acquired credit-impaired loans1,2	–	55	(28)	–	3	30
Total counterparty-specific allowance	416	358	(414)	29	8	397
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	31	28	(41)	4	10	32
Consumer instalment and other personal	117	581	(694)	69	41	114
Credit card	66	370	(419)	43	4	64
Business and government	47	92	(137)	22	10	34
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	261	1,071	(1,291)	138	65	244
Acquired credit-impaired loans1,2	–	26	(11)	–	15	30
Total collectively assessed allowance for individually
insignificant impaired loans	261	1,097	(1,302)	138	80	274
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	35	(4)	–	–	(1)	30
Consumer instalment and other personal	409	(2)	–	–	(2)	405
Credit card	292	20	–	–	–	312
Business and government	1,011	31	–	–	(12)	1,030
Debt securities classified as loans	163	(10)	–	–	(4)	149
Total collectively assessed allowance for incurred
but not identified credit losses	1,910	35	–	–	(19)	1,926
Allowance for credit losses
Residential mortgages	66	24	(41)	4	9	62
Consumer instalment and other personal	526	579	(694)	69	39	519
Credit card	358	390	(419)	43	4	376
Business and government	1,334	341	(475)	51	1	1,252
Debt securities classified as loans	303	75	(48)	–	(2)	328
Total allowance for credit losses excluding acquired-credit
impaired loans	2,587	1,409	(1,677)	167	51	2,537
Acquired credit-impaired loans1,2	–	81	(39)	–	18	60
Total allowance for credit losses	2,587	1,490	(1,716)	167	69	2,597
Less: Allowance for off-balance sheet positions3	278	3	–	–	2	283
Allowance for loan losses	$2,309	$1,487	$(1,716)	$167	$67	$2,314
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in other liabilities on the Interim Consolidated Balance Sheet.

FDIC COVERED LOANS
As at April 30, 2012, October 31, 2011 and November 1, 2010, the balances of FDIC covered loans were $1.1 billion, $1.3 billion and $1.7 billion, respectively and were recorded in “Loans” on the Interim Consolidated Balance Sheet. As at April 30, 2012, October 31, 2011 and November 1, 2010, the balances of the indemnification assets were $97 million, $86 million and $167 million, respectively and were recorded in “Other assets” on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
The following tables summarize loans that are past due but not impaired as at April 30, 2012, October 31, 2011 and November 1, 2010. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.2 billion as at April 30, 2012 (October 31, 2011 – $1.3 billion; November 1, 2010 – 1.3 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following tables.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 75

Loans Past Due but not Impaired1
(millions of Canadian dollars)	As at
	1-30	31-60	61-89
	days	days	days	Total
	Apr. 30, 2012
Residential mortgages	$1,581	$661	$158	$2,400
Consumer instalment and other personal	4,881	570	182	5,633
Credit card	742	148	86	976
Business and government	1,072	104	53	1,229
Total	$8,276	$1,483	$479	$10,238
Oct. 31, 2011
Residential mortgages	$1,428	$799	$176	$2,403
Consumer instalment and other personal	4,766	764	169	5,699
Credit card	395	78	45	518
Business and government	1,082	211	84	1,377
Total	$7,671	$1,852	$474	$9,997
Nov. 1, 2010
Residential mortgages	$1,559	$715	$158	$2,432
Consumer instalment and other personal	5,043	835	183	6,061
Credit card	405	81	46	532
Business and government	1,312	454	137	1,903
Total	$8,319	$2,085	$524	$10,928
1	Excludes all acquired credit-impaired loans.

Gross Impaired Debt Securities Classified as Loans
As at April 30, 2012, impaired loans excludes $1.5 billion (October 31, 2011 – $1.6 billion; November 1, 2010 – $1.2 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS
ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisition of the credit card portfolio of MBNA Canada, with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $0.9 billion, and $0.3 billion, respectively, and fair values of $5.6 billion, $1.9 billion, $0.8 billion and $0.1 billion, respectively at the acquisition dates.

(millions of Canadian dollars)		As at
	Apr. 30, 2012	Oct. 31, 2011	Nov. 1, 2010
FDIC-assisted acquisitions
Unpaid principal balance 1	$1,222	$1,452	$1,835
Credit related fair value adjustments	(95)	(121)	(216)
Interest rate and other related premium / (discount)	(5)	16	(29)
Carrying value	1,122	1,347	1,590
Counterparty-specific allowance 2	(5)	(8)	–
Allowance for individually insignificant impaired loans 2	(54)	(22)	–
Carrying value net of related allowance 3	1,063	1,317	1,590
South Financial
Unpaid principal balance 1	3,647	4,117	6,205
Credit related fair value adjustments	(354)	(425)	(707)
Interest rate and other related premium / (discount)	33	3	(48)
Carrying value	3,326	3,695	5,450
Counterparty-specific allowance 2	(15)	(22)	–
Allowance for individually insignificant impaired loans 2	(19)	(5)	–
Carrying value net of related allowance	3,292	3,668	5,450
Other 4
Unpaid principal balance 1	497	540	–
Credit related fair value adjustments	(98)	(34)	–
Interest rate and other related premium / (discount)	2	12	–
Carrying value	401	518	–
Counterparty-specific allowance 2	–	–	–
Allowance for individually insignificant impaired loans 2	(2)	(3)	–
Carrying value net of related allowance	$399	$515	$–
1	Represents the contractual amount of principal owed.
2
Management concluded as part of the Bank’s quarterly assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.

3	Carrying value does not include the effect of the FDIC loss sharing agreement.
4	Includes Chrysler Financial and MBNA.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 76

NOTE 9 INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at April 30, 2012, the Bank’s reported investment in TD Ameritrade was 45.12% of the issued and outstanding shares of TD Ameritrade with a fair value of $4,593 million (October 31, 2011 – $4,138 million) based on the closing price of US$18.79 (October 31, 2011 – US$16.78) on the New York Stock Exchange.
During the six months ended April 30, 2012, TD Ameritrade repurchased 3.7 million shares (for the year ended October 31, 2011 – 27.7 million shares) which increased the Bank’s ownership position in TD Ameritrade to 45.12% as at April 30, 2012 (October 31, 2011 – 44.96%). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s CEO and two independent directors of TD.
TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the six months ended April 30, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS1
(millions of Canadian dollars)	As at
	Mar. 31	Sep. 30
	2012	2011
Assets
Receivables from brokers, dealers, and clearing organizations	$1,359	$831
Receivables from clients, net of allowance for doubtful accounts	8,473	8,032
Other assets	10,992	8,206
Total assets	$20,824	$17,069
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,316	$1,704
Payable to clients	12,016	8,949
Other liabilities	2,296	2,314
Total liabilities	16,628	12,967
Stockholders’ equity2	4,196	4,102
Total liabilities and stockholders’ equity	$20,824	$17,069

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Mar. 31	Mar. 31	Mar. 31	Mar. 31
	2012	2011	2012	2011
Revenues
Net interest revenue	$107	$120	$218	$237
Fee-based and other revenue	567	588	1,124	1,135
Total revenues	674	708	1,342	1,372
Operating expenses
Employee compensation and benefits	174	168	351	332
Other	281	261	539	524
Total operating expenses	455	429	890	856
Other expense	7	7	14	18
Pre-tax income	212	272	438	498
Provision for income taxes	75	102	145	181
Net income3	$137	$170	$293	$317
Earnings per share – basic	$0.25	$0.30	$0.53	$0.55
Earning per share – diluted	$0.25	$0.29	$0.53	$0.55
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2
The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, intangibles and the cumulative translation adjustment.

3	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 10 ACQUISITIONS

ACQUISITION OF CREDIT CARD PORTFOLIO OF MBNA CANADA
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.
The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to April 30, 2012 have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 77

The total amount of goodwill that is expected to be deductible for tax purposes is $27 million. During the period from the acquisition date to April 30, 2012, goodwill increased by $1 million to $121 million, due to the refinement of various fair value marks. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)	Amount
Assets acquired
Loans1,2	$7,361
Other assets	272
Intangible assets	419
8,052
Less: Liabilities assumed	1,334
Fair value of identifiable net assets acquired	6,718
Goodwill	121
Total purchase consideration	$6,839
1	The estimated fair value for loans reflects the expected credit losses at the acquisition date.
2	Gross contractual amounts receivable amount to $7,820 million.

NOTE 11 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2012 was $124 billion (October 31, 2011 – $118 billion; November 1, 2010 – $98 billion).
Certain deposit liabilities are classified as “Trading deposits” within the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Interim Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				Apr. 30	Oct. 31	Nov. 1
			2012		2011	2010
	Demand	Notice	Term	Total	Total	Total
Personal	$16,309	$193,545	$68,392	$278,246	$268,703	$249,251
Banks1	4,770	11	10,609	15,390	11,659	12,501
Business and government2	37,715	71,125	67,526	176,366	169,066	143,121
Trading1	–	–	25,131	25,131	29,613	22,991
Total	$58,794	$264,681	$171,658	$495,133	$479,041	$427,864
Non-interest-bearing deposits included above
In domestic offices				$4,462	$3,473	$3,471
In foreign offices				9,935	9,951	8,292
Interest-bearing deposits included above
In domestic offices				277,843	260,200	235,294
In foreign offices				201,356	202,884	178,355
U.S. federal funds deposited1				1,537	2,533	2,452
Total2,3				$495,133	$479,041	$427,864
1	Includes deposits with the Federal Home Loan Bank.
2	Included in deposit liabilities on the Interim Consolidated Balance Sheet as at April 30, 2012 is $10 billion (October 31, 2011 – $7 billion; November 1, 2010 – $2 billion) due to covered bondholders.
3
Includes deposits of $248 billion as at April 30, 2012 (October 31, 2011 – $243 billion; November 1, 2010 – $204 billion) denominated in U.S. dollars and $12 billion (October 31, 2011 – $10 billion; November 1, 2010 – $9 billion) denominated in other foreign currencies.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 78

Deposits by Country
	Canada	United States	International	Total
	Apr. 30, 2012
Personal	$161,574	$116,581	$91	$278,246
Banks	4,618	2,937	7,835	15,390
Business and government	112,154	61,248	2,964	176,366
Trading	3,959	21,139	33	25,131
Total	$282,305	$201,905	$10,923	$495,133
	Oct. 31, 2011
Personal	$154,102	$114,508	$93	$268,703
Banks	3,051	3,004	5,604	11,659
Business and government	100,335	66,392	2,339	169,066
Trading	6,707	22,429	477	29,613
Total	$264,195	$206,333	$8,513	$479,041
	Nov. 1, 2010
Personal	$151,350	$97,795	$106	$249,251
Banks	3,490	4,764	4,247	12,501
Business and government	80,862	59,003	3,256	143,121
Trading	4,342	18,455	194	22,991
Total	$240,044	$180,017	$7,803	$427,864

Term Deposits
(millions of Canadian dollars)							Apr. 30	Oct. 31	Nov. 1
							2012	2011	2010
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total	Total
Personal	$16,754	$15,954	$10,429	$5,983	$2,072	$17,200	$68,392	$69,210	$77,112
Banks	10,528	23	16	9	4	29	10,609	7,102	8,578
Business and government	41,282	5,436	4,237	5,006	11,111	454	67,526	62,435	45,847
Trading	23,823	194	212	159	215	528	25,131	29,613	22,991
Total	$92,387	$21,607	$14,894	$11,157	$13,402	$18,211	$171,658	$168,360	$154,528

Term Deposits due within a Year
(millions of Canadian dollars)							Apr. 30	Oct. 31	Nov. 1
							2012	2011	2010
					Over 3	Over 6
				Within	months to	months to
				3 months	6 months	12 months	Total	Total	Total
Personal				$3,187	$5,531	$8,036	$16,754	$15,467	$12,614
Banks				10,309	149	70	10,528	7,032	8,475
Business and government				28,924	4,518	7,840	41,282	35,582	33,036
Trading				11,121	6,640	6,062	23,823	28,214	21,753
Total				$53,541	$16,838	$22,008	$92,387	$86,295	$75,878

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 79

NOTE 12 SHARE CAPITAL

The following table summarizes the shares issued and outstanding as at April 30, 2012, October 31, 2011 and November 1, 2010.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)						As at
	Apr. 30, 2012		Oct. 31, 2011		Nov. 1, 2010
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common shares
Balance at beginning of year	902.4	$17,491	879.7	$15,804	879.7	$15,804
Proceeds from shares issued on exercise of stock options	2.7	173	4.9	322	–	–
Shares issued as a result of dividend reinvestment plan	5.1	410	8.6	661	–	–
Proceeds from issuance of new shares	–	–	9.2	704	–	–
Balance at end of period – common shares	910.2	$18,074	902.4	$17,491	879.7	$15,804
Preferred shares – Class A
Series O	17.0	$425	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250	10.0	250
Series Q	8.0	200	8.0	200	8.0	200
Series R	10.0	250	10.0	250	10.0	250
Series S	10.0	250	10.0	250	10.0	250
Series Y	10.0	250	10.0	250	10.0	250
Series AA	10.0	250	10.0	250	10.0	250
Series AC	8.8	220	8.8	220	8.8	220
Series AE	12.0	300	12.0	300	12.0	300
Series AG	15.0	375	15.0	375	15.0	375
Series AI	11.0	275	11.0	275	11.0	275
Series AK	14.0	350	14.0	350	14.0	350
Balance at end of period – preferred shares	135.8	$3,395	135.8	$3,395	135.8	$3,395
Treasury shares – common1
Balance at beginning of year	(1.4)	$(116)	(1.2)	$(91)	(1.2)	$(91)
Purchase of shares	(20.2)	(1,560)	(28.2)	(2,164)	–	–
Sale of shares	19.6	1,513	28.0	2,139	–	–
Balance at end of period – treasury shares – common	(2.0)	$(163)	(1.4)	$(116)	(1.2)	$(91)
Treasury shares – preferred1
Balance at beginning of year	–	$–	–	$(1)	–	$(1)
Purchase of shares	(1.4)	(39)	(2.2)	(59)	–	–
Sale of shares	1.4	38	2.2	60	–	–
Balance at end of period – treasury shares – preferred	–	$(1)	–	$–	–	$(1)
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

NOTE 13 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes as at April 30, 2012, October 31, 2011 and November 1, 2010.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	As at
	Apr. 30	Oct. 31	Nov. 1
	2012	2011	2010
Net unrealized gain (loss) on available-for-sale securities	$1,157	$949	$1,317
Net unrealized foreign currency translation gain (loss) on investments in foreign operations,
net of hedging activities	(676)	(464)	–
Net gain (loss) on derivatives designated as cash flow hedges	2,478	2,841	2,939
Total	$2,959	$3,326	$4,256

NOTE 14 SHARE-BASED COMPENSATION

For the three and six months ended April 30, 2012, the Bank recognized compensation expense for stock option awards of $5.4 million and $12.2 million respectively, (three and six months ended April 30, 2011 – $8.1 million and $16.5 million, respectively).
During the three months ended April 30, 2012 and April 30, 2011, there were no options granted by the Bank. During the six months ended April 30, 2012, 1.9 million (six months ended April 30, 2011 – 1.7 million) options were granted by the Bank with a weighted-average fair value of $14.52 per option (six months ended April 30, 2011 – $15.47 per option).

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 80

The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30, 2012 and April 30, 2011.

Assumptions Used for Estimating the Fair Value of Options
	For the six months ended
	Apr. 30	Apr. 30
	2012	2011
Risk-free interest rate	1.5%	2.7%
Expected option life	6.3 years	6.2 years
Expected volatility1	27.4%	26.6%
Expected dividend yield	3.4%	3.2%
Exercise price	$73.27	$73.25
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 15 EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three and six months ended April 30.

Employee Benefit Plans Expenses
(millions of Canadian dollars)
			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans1
		For the three months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011	2012	2011
Net employee benefits expense includes the
following:
Service cost – benefits earned	$47	$38	$3	$3	$4	$3
Interest cost on projected benefit obligation	48	42	6	6	25	14
Expected return on plan assets2	(50)	(48)	–	–	(22)	(11)
Actuarial (gains) losses recognized in expense	–	–	–	–	1	(1)
Plan amendment costs (credits)	1	–	–	–	–	–
Amortization of plan amendment costs (credits)	–	–	(1)	(2)	–	–
Curtailment (gains) losses3	–	–	–	–	(4)	–
Total expense	$46	$32	$8	$7	$4	$5
		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011	2012	2011
Net employee benefits expense includes the
following:
Service cost – benefits earned	$85	$77	$6	$6	$8	$5
Interest cost on projected benefit obligation	95	85	12	12	51	30
Expected return on plan assets2	(97)	(97)	–	–	(45)	(22)
Actuarial (gains) losses recognized in expense	–	–	–	–	6	–
Plan amendment costs (credits)	3	–	–	–	–	–
Amortization of plan amendment costs (credits)	–	–	(2)	(3)	–	–
Curtailment (gains) losses3	–	–	–	–	(29)	–
Total expense	$86	$65	$16	$15	$(9)	$13
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

2
The actual return on plan assets for the principal pension plans was $(84) million and $44 million, respectively, for the three and six months ended April 30, 2012 (three and six months ended April 30, 2011 – $78 million and $170 million, respectively).

3	Certain TD Auto Finance retirement plans were curtailed during the period.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 81

CASH FLOWS
The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s other pension and retirement plans during the three and six months ended April 30.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011
Principal pension plans	$61	$50	$106	$97
Principal non-pension post-retirement benefit plan	2	2	5	5
Other pension and retirement plans1	6	4	25	8
Total	$69	$56	$136	$110
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at April 30, 2012, the Bank expects to contribute an additional $190 million to its principal pension plans, $5 million to its principal non-pension post-retirement benefit plan, and $15 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during the year.

NOTE 16 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30, 2012 and April 30, 2011 and the twelve months ended October 31, 2011.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the six		For the twelve
	months ended		months ended		months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Oct. 31
	2012	2011	2012	2011	2011
Basic earnings per share
Net income attributable to common shareholders	$1,618	$1,339	$3,021	$2,826	$5,761
Weighted-average number of common shares outstanding (millions)	904.1	883.1	902.6	881.2	885.7
Basic earnings per share (dollars)	$1.79	$1.52	$3.35	$3.21	$6.50
Diluted earnings per share
Net income attributable to common shareholders	$1,618	$1,339	$3,021	$2,826	$5,761
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	5	5	9	9	17
Preferred Shares – Series M and N	–	5	–	12	25
Net income available to common shareholders including
impact of dilutive securities	$1,623	$1,349	$3,030	$2,847	$5,803
Weighted-average number of common shares outstanding (millions)	904.1	883.1	902.6	881.2	885.7
Effect of dilutive securities
Stock options potentially exercisable (millions)1	3.7	5.3	3.4	4.9	4.5
TD Capital Trust II Securities – Series 2012 -1 (millions)	4.8	4.9	5.0	4.9	4.9
Preferred Shares – Series M and N (millions)	–	7.7	–	7.8	7.8
Weighted-average number of common shares outstanding
– diluted (millions)	912.6	901.0	911.0	898.8	902.9
Diluted earnings per share (dollars)1	$1.78	$1.50	$3.33	$3.17	$6.43
1
For the three and six months ended April 30, 2012 and April 30, 2011 and the twelve months ended October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

NOTE 17 SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment. Effective December 1, 2011, the results of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in the CAD P&C segment.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 82

Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, to the Group Head, Wealth and Insurance and Corporate Shared Services. Accordingly, effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been retroactively restated.

The following table summarizes the segment results for the three and six months ended April 30, 2012 and April 30, 2011.

Results by Business Segment
(millions of Canadian dollars)
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
			For the three months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net interest income (loss)	$1,967	$1,729	$144	$134	$1,178	$1,073	$434	$395	$(43)	$(72)	$3,680	$3,259
Non-interest income	636	564	904	846	409	310	174	186	(53)	(9)	2,070	1,897
Provision for (reversal of)
credit losses	274	192	–	–	192	176	6	7	(84)	(26)	388	349
Non-interest expenses	1,226	1,074	653	648	953	839	384	344	156	258	3,372	3,163
Income (loss) before
income taxes	1,103	1,027	395	332	442	368	218	230	(168)	(313)	1,990	1,644
Provision for (recovery of)
income taxes	295	294	77	73	86	72	21	42	(128)	(175)	351	306
Equity in net income of an
investment in associate,
net of income taxes	–	–	47	57	–	–	–	–	7	9	54	66
Net income (loss)	$808	$733	$365	$316	$356	$296	$197	$188	$(33)	$(129)	$1,693	$1,404
			For the six months ended
Net interest income (loss)	$3,897	$3,516	$288	$267	$2,335	$2,175	$877	$783	$(30)	$(126)	$7,367	$6,615
Non-interest income	1,276	1,130	1,759	1,705	747	610	414	528	(171)	27	4,025	4,000
Provision for (reversal of)
credit losses	557	407	–	–	350	383	18	13	(133)	(33)	792	770
Non-interest expenses	2,386	2,134	1,292	1,307	2,138	1,682	790	743	315	487	6,921	6,353
Income (loss) before
income taxes	2,230	2,105	755	665	594	720	483	555	(383)	(553)	3,679	3,492
Provision for (recovery of)
income taxes	596	603	143	148	66	122	92	132	(274)	(356)	623	649
Equity in net income of an
investment in associate,
net of income taxes	–	–	102	105	–	–	–	–	13	18	115	123
Net income (loss)	$1,634	$1,502	$714	$622	$528	$598	$391	$423	$(96)	$(179)	$3,171	$2,966
Total assets (billions
of Canadian dollars)	$273.5	$248.0	$26.0	$25.4	$199.0	$175.9	$243.3	$200.4	$31.4	$28.7	$773.2	$678.4

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 83

NOTE 18 PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

LITIGATION
The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $350 million as at April 30, 2012. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.
In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank’s control, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period. During the three months ended April 30, 2012, the litigation provision decreased by net $127.3 million, primarily due to provision usages.

The following is a description of the Bank’s material legal proceedings.

Multidistrict Overdraft Litigation
TD Bank, N.A. was named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions were all transferred to the United States District Court for the Southern District of Florida for pretrial proceedings in conjunction with similar actions pending against other banks. Plaintiffs claim generally but not exclusively that the posting method for debit transactions (by high to low amount rather than time of transaction) and related practices breach an implied covenant of good faith, constitute unfair and deceptive acts and practices, cause a conversion of the customers' property, and otherwise render TD Bank, N.A. liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. TD Bank, N.A.'s motion to dismiss the actions was denied, and discovery commenced. Subsequently, two of the original actions were dismissed voluntarily by the plaintiffs. The scope of the classes in the remaining actions nevertheless effectively encompasses the scope of the classes in the dismissed actions.

More recently, a fifth, similar class action also challenging overdraft practices has been filed against TD Bank, N.A. in the United States District Court for New Jersey. It has not yet been determined whether that action will also be transferred to Florida and consolidated with the proceedings there, or whether it will remain pending in New Jersey. On April 3, 2012, the court in Florida granted the plaintiffs’ motion for class certification, determining that the two actions pending in that court may proceed as a class action.

On May 8, 2012, TD Bank, N.A. entered into a settlement with plaintiffs in the Florida actions, whereby TD Bank, N.A., without admission of liability, agreed to pay Plaintiffs US$62 million in return for release of class members’ claims. The settlement is subject to mutual agreement on a definitive written settlement agreement and preliminary and final approval by the court in Florida.

Rothstein Litigation
TD Bank, N.A. was named as a defendant in 2010 and 2011 in multiple lawsuits pending in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler.
One case is in state court in the Broward County Circuit Court (Morse, et al. v. TD Bank, N.A.), two are in federal court in the Southern District of Florida (Emess Capital, LLC v. TD Bank, N.A. and Platinum Partners Value Arbitrage Fund, L.P., et. al. v. TD Bank, N.A.), and one case is in Federal Bankruptcy Court for the Southern District of Florida (Trustee in Bankruptcy for RRA v. TD Bank, N.A.). One case, Coquina Investments v. TD Bank, N.A., was tried to an adverse verdict in the Southern District of Florida, and, if not reversed by the trial court based on the post-trial motions, will be appealed to the United States Court of Appeals for the Eleventh Circuit.
Three matters have been settled, including Razorback Funding, LLC, et al. v. TD Bank, N.A. (Broward County Circuit Court), VRLP1 v. TD Bank, N.A. (Broward County Circuit Court) and Platinum Estates, Inc. and OP Monies 2, LLC v. TD Bank, N.A. (Southern District of Florida).
One case, Adams, et. al v. TD Bank, N.A. (Southern District of Florida), has been dismissed, with the plaintiffs’ Racketeer Influenced and Corrupt Organizations Act (“RICO”) claims having been dismissed with prejudice, and their state law claims having been dismissed without prejudice.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 84

The non-bankruptcy lawsuits are all substantially similar and generally allege that TD Bank, N.A. conspired with and facilitated the maintenance of Rothstein’s Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. Claims against TD Bank, N.A. include, among other things, fraudulent misrepresentation, aiding and abetting fraud and negligent misrepresentation. At least one of the federal lawsuits alleges RICO violations.
The Coquina Investments v. TD Bank, N.A. et al. trial has been completed. The jury returned a verdict against TD Bank, N.A. of US$67 million comprised of US$32 million of compensatory damages and US$35 million of punitive damages. TD Bank, N.A. has filed post-trial motions including a motion for a new trial and a motion for judgment notwithstanding the verdict.
All active cases are in the pleading or documentary discovery phase. TD Bank, N.A. has filed answers and/or motions to dismiss denying all liability in all of these lawsuits.

The Chapter 11 Trustee for the bankruptcy estate of Rothstein, Rosenfeldt and Adler also filed an adversary proceeding against TD Bank, N.A. in the In re Rothstein Rosenfeldt Adler, P.A. bankruptcy pending in the U.S. Bankruptcy Court, Southern District of Florida. The Trustee has asserted multiple causes of action against TD Bank, N.A. seeking to avoid certain transfers made to TD Bank, N.A. that are alleged to have been preferential and/or fraudulent. Other causes of actions alleged in the complaint include unjust enrichment, aiding and abetting conversion, negligence and negligent supervision. The adversary complaint purports to allege losses on behalf of creditors and appears to seek to recoup losses for the investors. TD Bank, N.A. has moved to dismiss the Trustee’s claims.

Pearlman Litigation
TD Bank, N.A. (as successor to Carolina First Bank) has been named a defendant by multiple plaintiffs in three lawsuits pending in multiple jurisdictions arising from alleged damages sustained from a Ponzi scheme and other fraudulent activities allegedly orchestrated by Louis J. Pearlman.

Kapila
In February 2009, TD Bank, N.A. was named a defendant in a complaint filed by Soneet Kapila as Trustee in the In re Louis J. Pearlman bankruptcy pending in the U.S. Bankruptcy Court, Middle District of Florida. The complaint seeks, among other things, to avoid certain alleged fraudulent transfers. TD Bank, N.A. has agreed to settle this litigation for US$13.8 million and the Bankruptcy Court has approved the settlement.

Groom
In January 2012, the plaintiffs in the Groom, et al. v. TD Bank, N.A. filed a Third Amended Complaint in the U.S. District Court, Middle District of Florida alleging aiding and abetting common law fraud. The court denied the Bank’s Motion to Dismiss and Motion to Sever the Claims. No discovery has commenced in this action.

American Bank
In August 2009, TD Bank, N.A. was named a defendant in a complaint filed in federal court in Minnesota by American Bank of St. Paul. The complaint, as amended, sought compensatory damages of US$36 million, plus interest and punitive damages regarding a loan made to Pearlman and related entities, the proceeds of which, in part were paid to TD Bank, N.A. In December 2011, the jury returned a verdict against TD Bank, N.A. of approximately US$13.6 million in compensatory damages. TD Bank, N.A. filed a motion for a new trial and motion for judgment notwithstanding the verdict. The plaintiff filed a motion asking the Court to increase the judgment against TD Bank, N.A. to US$27.1 million, plus interest. The court denied all post-trial motions, except for awarding the plaintiff US$3.1 million in prejudgment interest. This matter is on appeal to the 8th Circuit Court of Appeals.

Pledged Assets and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at April 30, 2012, securities and other assets with a carrying value of $149.8 billion (October 31, 2011 – $122.5 billion; November 1, 2010 – $110.6 billion) were pledged as collateral in respect of these transactions. As at April 30, 2012, $10.4 billion (October 31, 2011 – $7.4 billion; November 1, 2010 – $2.2 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to an SPE which is consolidated by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)	As at
	Apr. 30, 2012	Oct. 31, 2011	Nov. 1, 2010
Trading loans, securities and other	$24,751	$22,435	$18,149
Available-for-sale securities	102	131	298
Other assets	100	150	305
Total	$24,953	$22,716	$18,752

Assets Sold with Recourse
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets in which the Bank may have an obligation to repurchase the assets. The nature of these representations and warranties are for the Bank, as the seller, to represent that the Bank has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 85

Assets Sold with Contingent Repurchase Obligations
The Bank sells mortgage loans to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Any losses on the repurchased defaulted mortgages are recovered through the government guarantee. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements do not exceed five years.

NOTE 19 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the six months ended April 30, 2012, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards – A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Current period calculations are based on IFRS while comparative calculations are based on Canadian GAAP. The Bank’s regulatory capital positions as at April 30, 2012 and October 31, 2011 were as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)		As at
	Apr. 30	Oct. 31
	2012	2011	1
Tier 1 capital	$29,102	$28,503
Tier 1 capital ratio2	12.0%	13.0%
Total capital3	$36,531	$34,978
Total capital ratio4	15.1%	16.0%
Assets-to-capital multiple5	18.1	17.2
1	Calculated based on Canadian GAAP.
2	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.
OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. OSFI has also provided IFRS transitional provisions for the asset-to-capital multiple (ACM), which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of ACM. The IFRS transition adjustment for regulatory capital is the difference between adjusted net Tier 1 capital under Canadian GAAP and IFRS at October 31, 2011. In the absence of this election, the Company’s Tier 1 and Total capital would be $28 billion and $35 billion, respectively, at April 30, 2012.

NOTE 20 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 21 TRANSITION TO IFRS

The Bank adopted IFRS effective November 1, 2011. Prior to the adoption of IFRS, the Bank prepared its Interim Consolidated Financial Statements in accordance with Canadian GAAP. The Bank prepared its opening IFRS Consolidated Balance Sheet as at November 1, 2010, the date of transition to IFRS which forms the starting point for the Bank’s financial reporting under IFRS. These Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies described in Note 2.
In preparing these Interim Consolidated Financial Statements, the Bank has applied the requirements of IFRS 1 including full retrospective application of IFRS effective for the Bank on adoption unless otherwise indicated below where certain mandatory exceptions were followed or certain elective exemptions were taken. The relevant mandatory exceptions include:
•	Derecognition of Financial Instruments (Securitizations)
•	Hedge Accounting
The elective exemptions taken by the Bank include:
•	Employee Benefits
•	Business Combinations
•	Designation of Financial Instruments
•	Cumulative Translation Adjustments

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 86

All other adjustments below relate to differences between Canadian GAAP and IFRS. The Bank’s estimates under IFRS are consistent with estimates previously made under Canadian GAAP at the same date, after adjusting for differences in accounting policies.
When the Bank issues its 2012 Consolidated Financial Statements, they will be prepared in accordance with IFRS effective for the Bank as at October 31, 2012. Accordingly, comparative information may differ from that currently provided.

1. OPENING BALANCE SHEET RECONCILIATIONS FROM CANADIAN GAAP TO IFRS
a) Equity Reconciliation
The following table is a reconciliation of the Bank’s equity, previously reported in accordance with Canadian GAAP, to its equity in accordance with IFRS, as at November 1, 2010.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)		As at
	Section	Nov. 1, 2010
Equity under Canadian GAAP1		$42,302
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	3(a)	(415)
		(415)
Elective exemptions under IFRS 1:
Employee benefits	3(c)(i)	(820)
Business combinations	3(d)	(2,180)
Designation of financial instruments	3(e)	165
Currency translation differences	3(f)	–
		(2,835)
Other adjustments:
Loan origination costs	3(g)	(391)
Consolidation	3(h)	(82)
Employee benefits	3(c)(ii)	(77)
Share-based payments	3(i)	(107)
Income taxes2	3(j)	(72)
Equity securities classified as available-for-sale with no quoted market price	3(k)	90
Other	3(l)	(34)
		(673)
Presentation differences:
Non-controlling interests in subsidiaries	3(m)	1,493
Total effect of transition to IFRS		(2,430)
Equity under IFRS		$39,872
1	‘Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 87

b) Opening Balance Sheet by Financial Statement Line Item
The following is a reconciliation of the Bank’s opening balance sheet from Canadian GAAP to IFRS.

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)							As at
							Nov. 1, 2010
		Effect of Transition to IFRS1
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS1	under IFRS1	Adjustments	Changes2		IFRS
ASSETS							ASSETS
Cash and due from banks	$2,574	–	–	–	–	$2,574	Cash and due from banks
Interest-bearing deposits							Interest-bearing deposits
with banks	19,136	–	–	–	–	19,136	with banks
	21,710	–	–	–	–	21,710
Securities
Trading	59,542	5,494	–	(795)	(546)	63,695	Trading loans, securities and other
	–	–	–	–	51,470	51,470	Derivatives2
							Financial assets designated at fair value
	–	(918)	–	–	3,068	2,150	through profit or loss
Available-for-sale	102,355	(25,727)	9,936	123	–	86,687	Available-for-sale securities
Held-to-maturity	9,715	–	(9,715)	–	–	–
	171,612	(21,151)	221	(672)	53,992	204,002
Securities purchased under							Securities purchased under
reverse repurchase agreements	50,658	–	–	–	–	50,658	reverse repurchase agreements
Loans							Loans
Residential mortgages	71,482	65,211	22	(384)	(150)	136,181	Residential mortgages
Consumer instalment and other personal	100,821	–	–	6,550	–	107,371	Consumer instalment and other personal
Credit card	8,870	–	–	–	–	8,870	Credit card
Business and government	83,398	–	–	(70)	(123)	83,205	Business and government
Debt securities classified as loans	7,591	–	–	–	–	7,591	Debt securities classified as loans
	272,162	65,211	22	6,096	(273)	343,218
Allowance for loan losses	(2,309)	–	–	–	–	(2,309)	Allowance for loan losses
Loans, net of allowance for loan losses	269,853	65,211	22	6,096	(273)	340,909	Loans, net of allowance for loan losses
Other							Other
Customers’ liability under acceptances	7,757	–	–	–	–	7,757	Customers’ liability under acceptances
Investment in TD Ameritrade	5,485	–	–	(47)	–	5,438	Investment in TD Ameritrade
Derivatives2	51,675	(220)	–	15	(51,470)	–
Goodwill	14,460	–	(2,147)	–	–	12,313	Goodwill
Other intangibles	2,093	–	(289)	–	–	1,804	Intangibles
Lands, buildings and equipment	4,247	–	2	–	–	4,249	Land, buildings, equipment, and other
							depreciable assets
Current tax receivable	–	–	–	–	623	623	Current income tax receivable
Future income tax assets	–	299	297	249	200	1,045	Deferred tax assets
Other assets	19,995	656	(829)	(199)	(2,722)	16,901	Other assets
	105,712	735	(2,966)	18	(53,369)	50,130
Total assets	$619,545	44,795	(2,723)	5,442	350	$667,409	Total assets
1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 88

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)						As at
						Nov. 1, 2010
		Effect of Transition to IFRS1
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS1	under IFRS1	Adjustments	Changes2		IFRS
LIABILITIES							LIABILITIES
	$–	–	–	–	22,991	$22,991	Trading deposits3
	–	–	–	–	52,552	52,552	Derivatives3
	–	27,256	–	–	–	27,256	Securitization liabilities at fair value
							Financial liabilities designated at
	–	–	–	31	–	31	fair value through profit or loss
	–	27,256	–	31	75,543	102,830
Deposits							Deposits
Personal	249,251	–	–	–	–	249,251	Personal
Banks	12,508	–	–	(7)	–	12,501	Banks
Business and government	145,221	–	–	(2,100)	–	143,121	Business and government
Trading3	22,991	–	–	–	(22,991)	–
	429,971	–	–	(2,107)	(22,991)	404,873
Other							Other
Acceptances	7,757	–	–	–	–	7,757	Acceptances
Obligations related to securities	23,695	–	–	(4)	–	23,691	Obligations related to securities
sold short							sold short
Obligations related to securities sold							Obligations related to securities sold
under repurchase agreements	25,426	(3,235)	–	–	–	22,191	under repurchase agreements
Derivatives3	53,685	(1,101)	–	(32)	(52,552)	–
							Securitization liabilities at
	–	23,078	–	–	–	23,078	amortized cost
	–	–	–	–	440	440	Provisions
Current income tax payable	352	63	–	3	623	1,041	Current income tax payable
Future income tax liabilities	460	77	(45)	79	200	771	Deferred tax liabilities
Other liabilities	21,316	(928)	159	6,056	(913)	25,690	Other liabilities
	132,691	17,954	114	6,102	(52,202)	104,659
Subordinated notes							Subordinated notes
and debentures	12,506	–	(2)	(255)	–	12,249	and debentures
Liability for preferred shares	582	–	–	–	–	582	Liability for preferred shares
Liability for capital							Liability for capital
trust securities	–	–	–	2,344	–	2,344	trust securities
Non-controlling interests
in subsidiaries3	1,493	–	–	–	(1,493)	–
Total liabilities including
non-controlling interest	577,243	45,210	112	6,115	(1,143)	627,537	Total liabilities

SHAREHOLDERS' EQUITY							EQUITY
Common Shares	16,730	–	(926)	–	–	15,804	Common shares
Preferred shares	3,395	–	–	–	–	3,395	Preferred shares
Treasury shares – common	(91)	–	–	–	–	(91)	Treasury shares – common
Treasury shares – preferred	(1)	–	–	–	–	(1)	Treasury shares – preferred
Contributed surplus	305	–	(85)	15	–	235	Contributed surplus
Retained earnings2	20,959	(513)	(4,936)	(729)	–	14,781	Retained earnings
Accumulated other comprehensive							Accumulated other comprehensive
income (loss)2	1,005	98	3,112	41	–	4,256	income (loss)
	42,302	(415)	(2,835)	(673)	–	38,379
	–	–	–	–	1,493	1,493	Non-controlling interests in subsidiaries3
Total shareholders' equity	42,302	(415)	(2,835)	(673)	1,493	39,872	Total equity
Total liabilities and
Shareholders' equity	$619,545	44,795	(2,723)	5,442	350	$667,409	Total liabilities and equity
1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2
Included in the elective exemptions under IFRS 1 are adjustments related to the Bank’s election for cumulative translation differences of $2,947 million. As discussed in Note 21.3(f), this adjustment has no resulting net impact on equity.

3	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 89

2. RECONCILIATION OF ADDITIONAL PERIODS FROM CANADIAN GAAP TO IFRS
a) Equity Reconciliation as at October 31, 2011 and April 30, 2011
The following is a reconciliation of the Bank’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS as at October 31, 2011 and April 30, 2011 by type of adjustment.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)		As at
		Oct. 31	Apr. 30
	Section	2011	2011
Equity under Canadian GAAP1		$46,852	$41,330
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	3(a)	(568)	(169)
Hedge accounting	3(b)	(12)	(2)
		(580)	(171)
Elective exemption under IFRS 1:
Employee benefits	3(c)(i)	(825)	(856)
Business combinations	3(d)	(2,153)	(2,028)
Designation of financial instruments	3(e)	170	169
Currency translation differences	3(f)	(218)	(71)
		(3,026)	(2,786)
Other adjustments:
Loan origination costs	3(g)	(356)	(374)
Consolidation	3(h)	(90)	(88)
Employee benefits	3(c)(ii)	–	–
Share-based payments	3(i)	(110)	(104)
Income taxes2	3(j)	(81)	(69)
Equity securities classified as available-for-sale with no quoted market price	3(k)	89	88
Other	3(l)	(177)	(240)
		(725)	(787)
Presentation differences:
Non-controlling interests in subsidiaries	3(m)	1,483	1,461
Total effect of transition to IFRS		$(2,848)	$(2,283)
Equity under IFRS		$44,004	$39,047
1	’Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

b) Net Income for the Year Ended October 31, 2011 and Three and Six Months Ended April 30, 2011
The following is a reconciliation of the Bank’s net income reported in accordance with Canadian GAAP to its net income under IFRS for the year ended October 31, 2011 and three and six months ended April 30, 2011.

Reconciliation of Net Income from Canadian GAAP to IFRS
(millions of Canadian dollars)	For the	For the three	For the six
	year ended	months ended	months ended
	Oct. 31	Apr. 30	Apr. 30
	2011	2011	2011
Net income under Canadian GAAP	$5,889	$1,332	$2,873
Effect of transition to IFRS
IFRS adjustments:
Derecognition of financial instruments (securitizations)	38	26	10
Employee benefits	70	17	34
Business combinations	(19)	(1)	(3)
Loan origination costs	16	(7)	2
Share-based payments	(13)	14	5
Other	(40)	(2)	(6)
	52	47	42
Presentation differences:
Non-controlling interests in subsidiaries	104	25	51
Total effect of transition to IFRS	$156	$72	$93
Net income under IFRS	$6,045	$1,404	$2,966

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 90

c) Comprehensive Income for the Year Ended October 31, 2011 and Three and Six Months Ended April 30, 2011
The following is a reconciliation of the Bank’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended October 31, 2011 three and six months ended April 30, 2011.

Reconciliation of Consolidated Comprehensive Income from Canadian GAAP to IFRS by Line Item
(millions of Canadian dollars)			For the year ended
			Oct. 31, 2011
		Effect of Transition to IFRS
	Canadian		Presentation
	GAAP	Adjustments	Changes	IFRS
Net income1	$5,889	$52	$104	$6,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	(172)	(158)	84	(246)
Reclassification to earnings of net losses in respect of available-for-sale securities	(92)	(30)	–	(122)
Net change in unrealized foreign currency translation gains (losses) on
investments in foreign operations	(298)	(166)	(332)	(796)
Net foreign currency translation gains (losses) from hedging activities	–	–	332	332
Change in net gains (losses) on derivatives designated as cash flow hedges	801	(58)	(103)	640
Reclassification to earnings of net gains on cash flow hedges	(708)	(49)	19	(738)
Other comprehensive income (loss) for the period	(469)	(461)	–	(930)
Comprehensive income (loss) for the period	$5,420	$(409)	$104	$5,115
Attributable to:
Preferred shareholders	$180	$–	$–	$180
Common shareholders	5,240	(409)	–	4,831
Non-controlling interests	–	–	104	104

			For the three months ended
			Apr. 30, 2011
Net income1	$1,332	$47	$25	$1,404
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	9	(195)	433	247
Reclassification to earnings of net losses in respect of available-for-sale securities	(2)	(11)	–	(13)
Net change in unrealized foreign currency translation gains (losses) on
investments in foreign operations	(1,200)	(357)	(815)	(2,372)
Net foreign currency translation gains (losses) from hedging activities	–	–	815	815
Change in net gains (losses) on derivatives designated as cash flow hedges	175	65	(425)	(185)
Reclassification to earnings of net gains on cash flow hedges	(164)	440	(8)	268
Other comprehensive income (loss) for the period	(1,182)	(58)	–	(1,240)
Comprehensive income (loss) for the period	$150	$(11)	$25	$164
Attributable to:
Preferred shareholders	$40	$–	$–	$40
Common shareholders	110	(11)	–	99
Non-controlling interests	–	–	25	25

			For the six months ended
			Apr. 30, 2011
Net income1	$2,873	$42	$51	$2,966
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	(285)	(550)	556	(279)
Reclassification to earnings of net losses in respect of available-for-sale securities	3	(18)	–	(15)
Net change in unrealized foreign currency translation gains (losses) on
investments in foreign operations	(1,746)	91	(1,096)	(2,751)
Net foreign currency translation gains (losses) from hedging activities	–	–	1,096	1,096
Change in net gains (losses) on derivatives designated as cash flow hedges	(800)	62	(552)	(1,290)
Reclassification to earnings of net gains on cash flow hedges	(330)	554	(4)	220
Other comprehensive income (loss) for the period	(3,158)	139	–	(3,019)
Comprehensive income (loss) for the period	$(285)	$181	$51	$(53)
Attributable to:
Preferred shareholders	$89	$–	$–	$89
Common shareholders	(374)	181	–	(193)
Non-controlling interests	–	–	51	51
1	See ‘Reconciliation of Net Income from Canadian GAAP to IFRS’ table in this note.

3. DESCRIPTION OF SIGNIFICANT MEASUREMENT AND PRESENTATION DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS
Set forth below are the Bank’s key differences between Canadian GAAP and IFRS, including elections and financial statement presentation changes.

(a) Derecognition of Financial Instruments (Securitizations): Mandatory Exception
The Bank has elected to apply the derecognition provisions of IAS 39, Financial Instruments: Recognition and Measurement, on a retrospective basis for transactions occurring on or after January 1, 2004. In accordance with an OSFI statement issued February 2011, transactions occurring before January 1, 2004 were not adjusted upon transition to IFRS pursuant to IFRS 1. IFRS 1 permits the Bank to apply the derecognition provisions of IAS 39 to all transactions occurring before a date of the Bank’s choosing, provided the information required to apply IAS 39 was obtained at the time of initially accounting for those transactions.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 91

Under Canadian GAAP, the Bank derecognized financial assets that were transferred in a securitization to an SPE when control over the financial assets was transferred to third parties and consideration other than a beneficial interest in the transferred assets was received. A gain or loss on sale of the financial assets was recognized immediately in other income after the effects of hedges on the financial assets sold, if applicable. For transfers of certain mortgage backed securities (MBS) under the Canada Mortgage and Housing Corporation (CMHC) Canada Mortgage Bond (CMB) Program to the Canada Housing Trust (CHT), the Bank also enters into a seller swap with CHT. Under the seller swap agreement the Bank receives MBS interests and agrees to pay CMB interests to CHT. This seller swap was recorded as a derivative under Canadian GAAP at the time of sale. The seller swap agreement also requires the Bank to establish a segregated account for reinvestment (the “Principal Reinvestment Account” or “PRA”) of any payments it receives that constitutes principal repayment in order to meet the principal repayment obligation upon the maturity of the CMBs. This repayment of principal is reinvested in certain trust permitted investments determined by the Bank. Under Canadian GAAP, the financial assets transferred under the CMHC program to CHT qualified as sales and were derecognized from the Bank’s Consolidated Balance Sheet.
Under Canadian GAAP, where the Bank securitized mortgages with CMHC and received an MBS but had not sold the MBS to a third party, the resulting security remained on the Bank’s Consolidated Balance Sheet and was classified as available-for-sale.
Under IFRS, the Bank derecognizes a financial asset where the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset but assumes an obligation to pay those cash flows to a third party subject to certain criteria.
When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial assets have been retained, the Bank continues to recognize the asset and the transfer is accounted for as a secured borrowing transaction. If substantially all the risks and rewards of ownership of the financial assets have been transferred, the Bank will derecognize the asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer.
If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Bank derecognizes the asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.
As a result of the differences between Canadian GAAP and IFRS, most transfers of securitized financial assets that previously qualified for derecognition under Canadian GAAP, will no longer qualify for derecognition under IFRS. For example, certain transfers of MBS under the CMHC CMB Program to CHT will not qualify for derecognition. These transfers will be accounted for as secured borrowing transactions under IFRS resulting in the recognition of securitization liabilities for the proceeds received on the Bank’s Consolidated Balance Sheet. This difference in accounting under IFRS has resulted in the following adjustments to the Bank’s IFRS Consolidated Financial Statements:
•
Securitized mortgages which were off-balance sheet under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in residential loans, an increase in trading loans, and a decrease in retained interests.

•
Securitization liabilities not previously required under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in securitization liabilities at amortized cost and securitization liabilities at fair value.

•
The seller swap previously recorded under Canadian GAAP, no longer exists under IFRS, as the payable portion of the swap is captured as part of the securitization liabilities recognized under IFRS. Similarly, the receivable portion of the swap is captured as part of securitized mortgages recognized on the Consolidated Balance Sheet under IFRS. The derecognition of the seller swap upon transition results in a reduction of derivative assets or derivative liabilities on the Bank’s Consolidated Balance Sheet.

•
The Bank will no longer record securitization gains or losses upon the transfer of financial assets that fail derecognition. Gains and losses relating to assets recorded on the Bank’s Consolidated Balance Sheet on transition have been reversed. Certain transaction costs that were previously recorded as part of securitization gains or losses have been capitalized against securitization liabilities.

•	Retained earnings have increased as a result of interest income earned on securitized mortgages which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•	Retained earnings have decreased as a result of interest expense recorded relating to securitization liabilities which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•
Under IFRS, assets transferred to the PRA account no longer qualifies for derecognition as the Bank maintains the risk and rewards of ownership of those financial assets. These assets have been recognized on the Bank’s Consolidated Balance Sheet resulting in an increase to residential loans, an increase to trading assets, and a decrease to obligation related to securities sold under repurchase agreements.

•
Where the Bank has securitized mortgages with CMHC and has received an MBS but has not sold the MBS to a third party, the MBS remains on the Bank’s Consolidated Balance Sheet as a mortgage. As a result, upon transition to IFRS, available-for-sale securities have decreased and residential mortgages have increased.

     The total impact to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below:

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 92

Derecognition of Financial Instruments
(millions of Canadian dollars)	As at
Nov. 1
2010
Increase/(decrease) in assets:
Trading loans, securities and other	$5,494
Derivatives	(220)
Financial assets designated at fair value through profit or loss	(918)
Available-for-sale securities	(25,727)
Loans – residential mortgages	65,211
Deferred tax assets	299
Other assets	656
(Increase)/decrease in liabilities:
Securitization liabilities at fair value	(27,256)
Derivatives	1,101
Obligations related to securities sold under repurchase agreements	3,235
Securitization liabilities at amortized cost	(23,078)
Current income tax payable	(63)
Deferred tax liabilities	(77)
Other liabilities	928
Increase/(decrease) in equity	$(415)

The total impact to the Bank’s opening equity was a decrease of $415 million, comprised of an increase to accumulated other comprehensive income of $25 million and a decrease to retained earnings of $440 million.

(b) Hedge Accounting: Mandatory Exception
Hedge accounting can only be applied to hedging relationships that meet the IFRS hedge accounting criteria upon transition to IFRS. All hedging relationships that qualify for hedge accounting under IFRS have been documented on the transition date.
Under Canadian GAAP, where a purchased option is a hedging instrument in a designated cash flow hedge accounting relationship, the assessment of effectiveness may be based on the option’s terminal value and where certain circumstances are met, an entity can assume no ineffectiveness and the entire change in fair value of the option can be recognized in accumulated other comprehensive income. Under IFRS, an entity must specifically indicate whether the time value is included or excluded from a hedging relationship and must assess the option for effectiveness. If the time value of the option is excluded, changes in the options fair value due to time value are recognized directly in earnings. At transition date, where options were designated in cash flow hedge accounting relationships, the Bank excluded the changes in fair value of the option due to time value from the hedging relationship. The impact to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to accumulated other comprehensive income of $73 million, and a decrease in opening retained earnings of $73 million.

(c) Employee Benefits
i) Employee Benefits: Elective Exemption
The Bank has elected to recognize unamortized actuarial gains or losses in its IFRS opening retained earnings. The impact of this election to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $933 million, an increase to deferred tax assets of $309 million, an increase to other liabilities of $196 million, and a decrease to opening retained earnings of $820 million.

ii) Employee Benefits: Other Differences between Canadian GAAP and IFRS
Measurement Date
Under Canadian GAAP, the defined benefit obligation and plan assets may be measured up to three months prior to the date of the financial statements as long as the measurement date is applied consistently. Under Canadian GAAP, the Bank measured the obligation and assets of its principal pension and non-pension post-retirement benefit plans as at July 31.
IFRS requires that valuations be performed with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from amounts that would be determined at the end of the reporting period. Under IFRS, the Bank will measure the assets and obligations of all defined benefit plans as at October 31.

Defined Benefit Plans – Plan Amendment Costs
Canadian GAAP does not differentiate between accounting for the vested and unvested cost of plan amendments, deferring and amortizing both over the expected average remaining service life of active plan members.
Under IFRS, the cost of plan amendments is recognized immediately in income if it relates to vested benefits; otherwise, they are recognized over the remaining vesting period.

Defined Benefit Plans – Asset Ceiling Test
Under Canadian GAAP, when a defined benefit plan gives rise to a prepaid pension asset, a valuation allowance is recognized for any excess of the prepaid pension asset over the expected future benefits expected to be realized by the Bank.
Under IFRS, the prepaid pension asset is subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 93

In addition, under Canadian GAAP, the Bank was not required to recognize regulatory funding deficits. Under IFRS, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate any regulatory funding deficits related to its defined benefit plans.

Defined Benefit Plans – Attributing Benefits to Periods of Service
Under Canadian GAAP, for a defined benefit plan other than a pension plan, the obligation for employee future benefits should be attributed on a straight-line basis to each year of service in the attribution period unless the plan formula attributes a significantly higher level of benefits to employees’ early years of service. Under those circumstances, the obligation should be attributed based on the plan’s benefit formula.
IFRS requires that benefits be attributed to periods of service either under the plan benefit formula or on a straight-line basis from the date when service first leads to benefits to the date when further service will lead to no material amount of further benefits, other than from further salary increases. For the Bank’s principal non-pension post-retirement plan, benefits are not earned until certain criteria are met. As a result, the attribution period will be shorter under IFRS, resulting in a reduction in the accrued benefit liability on transition to IFRS.
The impact of these other employee benefit differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $95 million, an increase to deferred tax assets of $26 million, an increase to other liabilities of $8 million, and a decrease to opening retained earnings of $77 million.

(d) Business Combinations: Elective Exemption
As permitted under IFRS transition rules, the Bank has applied IFRS 3, Business Combinations (IFRS 3) to all business combinations occurring on or after January 1, 2007. Certain differences exist between IFRS and Canadian GAAP in the determination of the purchase price allocation. The most significant differences are described below.
Under Canadian GAAP, an investment in a subsidiary which is acquired through two or more purchases is commonly referred to as a “step acquisition”. Each transaction is accounted for as a step-by-step purchase, and is recognized at the fair value of the net assets acquired at each step. Under IFRS, the accounting for step acquisitions differs depending on whether a change in control occurs. If a change in control occurs, the acquirer remeasures any previously held equity investment at its acquisition-date fair value and recognizes any resulting gain or loss in the Consolidated Statement of Income. Any transactions subsequent to obtaining control are recognized as equity transactions.
Under Canadian GAAP, shares issued as consideration are measured at the market price over a reasonable time period before and after the date the terms of the business combination are agreed upon and announced. Under IFRS, shares issued as consideration are measured at their market price on the closing date of the acquisition.
Under Canadian GAAP, an acquirer’s restructuring costs to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation. Under IFRS, these costs are generally expensed as incurred and not included in the purchase price allocation.
Under Canadian GAAP, costs directly related to the acquisition (i.e., finders fees, advisory, legal, etc.) are included in the purchase price allocation, while under IFRS these costs are expensed as incurred and not included in the purchase price allocation.
Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated at the date of acquisition and the outcome is determinable beyond reasonable doubt, while under IFRS contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as events and circumstances change in the Consolidated Statement of Income.
   The impact of the differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below.

Business Combinations: Elective Exemption
(millions of Canadian dollars)	As at
Nov. 1
2010
Increase/(decrease) in assets:
Available-for-sale securities	$(1)
Goodwill	(2,147)
Loans – residential mortgages	22
Intangibles	(289)
Land, buildings, and equipment, and other depreciable assets	2
Deferred tax assets	(12)
Other assets	104
(Increase)/decrease in liabilities:
Deferred tax liabilities	102
Other liabilities	37
Subordinated notes and debentures	2
Increase/(decrease) in equity	$(2,180)

The total impact of business combination elections to the Bank’s IFRS opening equity was a decrease of $2,180 million, comprised of a decrease to common shares of $926 million, a decrease to contributed surplus of $85 million and a decrease to retained earnings of $1,169 million.

(e) Designation of Financial Instruments: Elective Exemption
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS provided the asset or liability meets certain criteria specified under IFRS at that date.
The Bank has designated certain held-to-maturity financial assets as available-for-sale financial assets. The impact of this designation on the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $9,937 million, a decrease to held-to-maturity securities of $9,715 million, an increase to deferred tax liabilities of $57 million, and an increase to opening equity of $165 million. The total impact to the Bank’s opening equity comprised of an increase to accumulated other comprehensive income of $165 million and no impact to retained earnings.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 94

(f) Cumulative Translation Adjustments: Elective Exemption
The Bank has elected to reclassify all cumulative translation differences, on its foreign operations net of hedging activities which were recorded in accumulated other comprehensive income to retained earnings on transition. As a result, the Bank has reclassified the entire balance of cumulative translation losses at transition date of $2,947 million from accumulated other comprehensive income into retained earnings, with no resulting impact on equity.

(g) Loan Origination Costs: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, costs that are directly attributable to the origination of a loan, which include commitment costs, were deferred and recognized as an adjustment to the loan yield over the expected life of the loan using the effective interest rate method. Under IFRS, loan origination costs must be both directly attributable and incremental to the loan origination in order to be deferred and amortized and recognized as a yield adjustment over the expected life of the loan. On transition to IFRS certain costs that were previously permitted to be deferred under Canadian GAAP have been expensed into opening retained earnings as they are not considered to be incremental to the loan origination. The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to loans of $458 million and other assets of $88 million, an increase to deferred tax assets of $155 million, and a decrease to opening retained earnings of $391 million.

(h) Consolidation: Other differences between Canadian GAAP and IFRS
The control and consolidation of an entity is evaluated under Canadian GAAP using two different models. The variable interest model applies when an entity holds a variable interest in a variable interest entity (VIE). If an entity is not a VIE, consolidation is assessed under the voting interest model, where voting rights or governance provisions will determine which party consolidates the entity. In addition, entities that are structured to meet specific characteristics such as Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation guidance.
IFRS guidance on consolidation is based on the principles of control. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The power of control can be obvious, for example, through the holding of a majority of voting rights. When control is not apparent, such as when the entity is a SPE, consolidation is based on an overall assessment of all the relevant facts, including an assessment of risks and rewards. Typically, the party with the majority of rewards or exposure to the residual risk must consolidate the entity. In contrast to Canadian GAAP, there is no such concept as a QSPE.
Under IFRS, the Bank must consolidate certain entities that are not consolidated under Canadian GAAP, including certain former QSPEs and various capital structures. Consolidation of any previously unconsolidated entities have resulted in increased assets, liabilities, and non-controlling interest, as disclosed in the table below.

Consolidation: Other Adjustments
(millions of Canadian dollars)	As at
Nov. 1
2010
Increase/(decrease) in assets:
Trading loans, securities and other	$(795)
Derivatives	15
Available-for-sale securities	(5)
Loans – consumer instalment and other personal	6,554
Deferred tax assets	21
Other assets	(9)
(Increase)/decrease in liabilities:
Derivatives	1
Deposits – banks	7
Deposits – business and government	2,100
Obligations related to securities sold short	4
Current tax payable	3
Other liabilities	(5,889)
Subordinated notes and debentures	255
Liability for capital trust securities	(2,344)
Increase/(decrease) in equity	$(82)

As noted in the table above, the total impact to the Bank’s opening equity was a decrease of $82 million, comprised of a decrease to contributed surplus of $1 million and a decrease to retained earnings of $81 million.

(i) Share-based Payments: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, the cost of share-based payments was recognized from the date awards were granted over the service period required for employees to become fully entitled to the award.
Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This includes a period prior to the grant date where employees are considered to have provided service in respect of the awards during that period. Under Canadian GAAP, the Bank did not recognize an expense prior to the grant date.
The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $44 million, an increase to other liabilities of $151 million, and a decrease to opening equity of $107 million. The total impact to the Bank’s opening equity comprised of an increase to contributed surplus of $16 million, a decrease to accumulated other comprehensive income of $10 million and a decrease to retained earnings of $113 million.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 95

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, Share-based Payment (IFRS 2), to liabilities arising from share-based payment transactions that were settled before the transition date and to equity instruments that were unvested at transition. The Bank has taken this exemption and has not applied IFRS 2 to liabilities settled prior to the transition date or to equity instruments which were vested at November 1, 2010.

(j) Income Taxes: Other Differences between Canadian GAAP and IFRS
Income tax related adjustments result from differences in accounting for income taxes between Canadian GAAP and IFRS income tax accounting standards as well as the tax impact of all other transitional adjustments.

Adjustments Related to Income Tax Accounting Standard Differences
Under Canadian GAAP, the deferred tax liability related to the Bank’s investments in associates is calculated based on the presumption that temporary differences will reverse through disposition unless there is persuasive evidence that it will be reversed through the receipt of dividends.
Under IFRS, unless there is evidence that the investment will be disposed of in the foreseeable future, the deferred tax liability on such temporary differences is calculated on the basis that it will be recovered through the receipt of dividends.
The impact of all income tax accounting standard differences to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $1 million, an increase to deferred tax liabilities of $73 million, and a decrease to opening equity of $72 million. The total impact to the Bank’s equity comprised of an increase to accumulated other comprehensive income of $6 million and a decrease to retained earnings of $78 million.

Income Tax Effect of Other Adjustments Between Canadian GAAP and IFRS
Differences for income taxes include the effect of recording, where applicable, the deferred tax effect on transition adjustment between Canadian GAAP and IFRS. The impact to the Bank’s Consolidated Balance Sheet is disclosed with the related IFRS difference throughout this note.

(k) Securities Classified as Available-for-Sale: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, equity securities that are classified as available-for-sale and do not have a quoted market price are recorded at cost. Under IFRS, these equity securities are recorded at fair value when there is a reliable fair value.
The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to the available-for-sale securities of $128 million, an increase to deferred tax liabilities of $38 million, and an increase to opening equity of $90 million. The total impact to the Bank’s opening equity comprised of an increase in accumulated other comprehensive income of $90 million and no impact to retained earnings.

(l) Other: Other Differences between Canadian GAAP and IFRS
Other IFRS differences relate primarily to the accounting of foreign exchange for equity method investments and for available-for-sale securities. The total impact to the Bank’s opening IFRS equity was a decrease of $34 million, comprised of an increase to retained earnings of $11 million, and a decrease to accumulated other comprehensive income of $45 million.

(m) Summary of Key Financial Statement Presentation Differences between Canadian GAAP and IFRS
Reclassification of Non-controlling Interests in Subsidiaries
Under Canadian GAAP, non-controlling interests in subsidiaries was presented above shareholders’ equity. Under IFRS, non-controlling interests in subsidiaries is classified as a component of equity, but is presented separately from the Bank’s shareholder’s equity.
The impact of this presentation change to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was a decrease to non-controlling interests in subsidiaries of $1,493 million and an increase to equity – non-controlling interests in subsidiaries of $1,493 million.

Reclassification of Provisions
Under Canadian GAAP, provisions were recognized within other liabilities on the Bank’s Consolidated Balance Sheet. Under IFRS, provisions have been reclassified to a separate line on the Bank’s opening IFRS consolidated Balance Sheet.

(n) Earnings Per Share (EPS): Other Differences Between Canadian GAAP and IFRS
Under Canadian GAAP, certain convertible instruments which were not considered in the calculation of dilutive EPS, have a dilutive impact on EPS on transition to IFRS. This change is partially driven by other IFRS standards, particularly the consolidation of certain instruments, which increases the population of instruments considered in the Bank’s EPS calculation. In addition, the Bank’s Class A Preferred Shares, Series M and N (Series M and N shares), which are convertible to common shares or cash at the option of the Bank, are considered dilutive under IFRS. These instruments were not considered dilutive under Canadian GAAP as the Bank has typically elected to settle these instruments in cash. Under IFRS, evidence of a past practice of cash settlement does not preclude inclusion in the calculation of dilutive EPS.
Differences in net income available to common shareholders include the effect of recording, where applicable, the net income effect of other differences between Canadian GAAP and IFRS.
The impact of including certain convertible instruments issued by the Bank in the calculation of diluted EPS resulted in a reduction of 1 cent and 2 cents, respectively, for the three and six months ended April 30, 2011, and a reduction of 5 cents for the for the year ended October 31, 2011, compared to diluted EPS for the same periods under Canadian GAAP.

(o) Statement of Cash Flows: Other Differences between Canadian GAAP and IFRS
Upon transition to IFRS, certain cash flows included in financing and investing activities were reclassified to operating activities. Specifically, net change in loans was reclassified from investing activities to operating activities and net change in deposits was reclassified from financing to operating activities. Certain cash flows related to the Bank’s securitization activities that were included in investing activities under Canadian GAAP are reflected in operating activities under IFRS. In addition, income taxes paid (refunded) are included in operating activities and the amounts of interest and dividends received are also separately disclosed.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 96

4. SELECTED ADDITIONAL ANNUAL DISCLOSURES
The following IFRS annual disclosures, that were either not in the Bank’s most recent annual financial statements prepared in accordance with Canadian GAAP or have been updated for IFRS, have been included in these financial statements for the comparative annual period. Certain information and footnote disclosures were omitted or condensed where such information is not considered material to the understanding of the Bank’s Interim Financial Statements. For additional disclosures, refer to the Bank’s 2011 Consolidated Financial Statements.

a) Fair Value of Financial Instruments
Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain deposits classified as trading, securitization liabilities at fair value, and obligations related to securities sold short.

Methods and Assumptions
The Bank calculates fair values based on the following methods of valuation and assumptions:

Government and Government-Related Securities
The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.
The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. U.S. municipal government securities are valued using inputs obtained from a widely accepted comprehensive U.S. municipal reference database, MuniView. Inputs include reported trades, material event notices, and new issuance data. Other inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.
The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity, and concentration.

Other Debt Securities
The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.
   Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities
The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation, and amortization, and other relevant valuation techniques.
If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction.

Retained Interests
The methods and assumptions used to determine fair value of retained interests are described in Note 3.

Loans
The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of a deterioration in credit, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.
At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 97

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank’s independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services.

Commodities
The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value determination of derivative financial instruments is described below.

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.
Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.
A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.
In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral.
The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.
    For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.
    For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Obligations Related to Securities Sold Short
The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements
Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Interim Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves, and commodity forward prices.

Subordinated Notes and Debentures
The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair value for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Securitization Liabilities
The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond prices.

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and values of inputs. Management consistently applies valuation models and controls over a period of time in the valuation process. The valuations are also validated by past experience and through actual cash settlement under contractual terms.
   The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 98

Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	Oct. 31, 2011		Nov. 1, 2010
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,096	$3,096	$2,574	$2,574
Interest-bearing deposits with banks	21,016	21,016	19,136	19,136
Trading loans, securities, and other
Government and government-related securities	$28,600	$28,600	$22,722	$22,722
Other debt securities	9,205	9,205	8,489	8,489
Equity securities	27,038	27,038	24,923	24,923
Trading loans	5,325	5,325	5,265	5,265
Commodities	3,133	3,133	2,249	2,249
Retained interests	52	52	47	47
Total trading loans, securities, and other	$73,353	$73,353	$63,695	$63,695
Derivatives	59,845	59,845	51,470	51,470
Financial assets designated at fair value through profit or loss	4,236	4,236	2,150	2,150
Available-for-sale securities
Government and government-related securities	$58,711	$58,711	$43,364	$43,364
Other debt securities	30,784	30,784	36,969	36,969
Equity securities	2,039	2,039	2,126	2,126
Debt securities reclassified from trading1	1,986	1,986	4,228	4,228
Total available-for-sale securities2	$93,520	$93,520	$86,687	$86,687
Securities purchased under reverse repurchase agreements	$56,981	$56,981	$50,658	$50,658
Loans	377,187	382,868	340,909	344,347
Customers’ liability under acceptances	7,815	7,815	7,757	7,757
Other assets	8,188	8,188	12,453	12,453
FINANCIAL LIABILITIES
Deposits	$449,428	$451,528	$404,873	$407,153
Trading deposits	29,613	29,613	22,991	22,991
Acceptances	7,815	7,815	7,757	7,757
Derivatives	61,715	61,715	52,552	52,552
Securitization liabilities at fair value	27,725	27,725	27,256	27,256
Securitization liabilities at amortized cost	26,054	26,552	23,078	23,653
Other financial liabilities designated at fair value through profit or loss	32	32	31	31
Obligations related to securities sold short	23,617	23,617	23,691	23,691
Obligations related to securities sold under repurchase agreements	25,991	25,991	22,191	22,191
Other liabilities	18,607	18,607	20,267	20,267
Subordinated notes and debentures	11,543	12,397	12,249	13,275
Liability for preferred shares and capital trust securities	2,261	2,693	2,926	3,379
1
Includes fair value of government and government-insured securities as at October 31, 2011 of nil (November 1, 2010 – $18 million) and other debt securities as at October 31, 2011 of $1,986 million (November 1, 2010 – $4,210 million).

2
As at October 31, 2011, certain securities in the available-for-sale securities with a carrying value of $3 million (November 1, 2010 – $202 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $3 million (November 1, 2010 – $202 million) and is included in the table above.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 99

b) Loans, Impaired Loans, and Allowance for Credit Losses
The following table presents the Bank’s impaired loans and related allowances for credit losses.

Loans, Impaired Loans, and Allowance for Credit Losses
(millions of Canadian dollars)					As at
	Gross loans				Allowance for credit losses1
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for credit	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
								Oct. 31, 2011
Residential mortgages2,3,4	$151,600	$2,403	$789	$154,792	$–	$32	$28	$60	$154,732
Consumer instalment and other personal5	108,260	5,699	415	114,374	–	114	367	481	113,893
Credit card	8,383	518	85	8,986	–	64	244	308	8,678
Business and government2,3,4	86,697	1,377	1,204	89,278	186	34	857	1,077	88,201
	$354,940	$9,997	$2,493	$367,430	$186	$244	$1,496	$1,926	$365,504
Debt securities classified as loans				6,511	179	–	149	328	6,183
Acquired credit-impaired loans6				5,560	30	30	–	60	5,500
Total				$379,501	$395	$274	$1,645	$2,314	$377,187
								Nov. 1, 2010
Residential mortgages2,3,4	$132,211	$2,432	$725	$135,368	$–	$31	$32	$63	$135,305
Consumer instalment and other personal5	100,197	6,061	341	106,599	–	117	361	478	106,121
Credit card	8,252	532	86	8,870	–	66	226	292	8,578
Business and government2,3,4	74,464	1,903	1,383	77,750	276	47	850	1,173	76,577
	$315,124	$10,928	$2,535	$328,587	$276	$261	$1,469	$2,006	$326,581
Debt securities classified as loans				7,591	140	–	163	303	7,288
Acquired credit-impaired loans				7,040	–	–	–	–	7,040
Total				$343,218	$416	$261	$1,632	$2,309	$340,909
1	Excludes allowance for off-balance sheet positions.
2
Does not include trading loans with a fair value of $5,325 million at October 31, 2011 (November 1, 2010 – $5,265 million) and amortized cost of $5,076 million at October 31, 2011 (November 1, 2010 – $4,998 million), and loans designated at fair value through profit or loss of $14 million at October 31, 2011 (November 1, 2010 – $85 million) and amortized cost of $5 million at October 31, 2011 (November 1, 2010 – $86 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

3	Includes Canadian government-insured mortgages of $121,011 million as at October 31, 2011 (November 1, 2010 – $118,174 million).
4	As at October 31, 2011, impaired loans with a balance of $530 million did not have a related allowance for credit losses (November 1, 2010 – $495 million).
5	Includes Canadian government-insured real estate personal loans of $32,767 million as at October 31, 2011 (November 1, 2010 – $33,583 million).
6
In 2011, the FDIC indemnification assets were reclassified from loans to other assets on the Consolidated Balance Sheet on a retroactive basis. The balance of these indemnification assets as at October 31, 2011 was $86 million (November 1, 2010 – $167 million).

The following table presents information related to the Bank’s impaired loans.

Impaired Loans1
(millions of Canadian dollars)				As at
			Oct. 31, 2011
			Related	Average
	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired
	balance 2	value	losses	loans
Residential mortgages	$830	$789	$32	$770
Consumer instalment and other personal	466	415	114	383
Credit card	85	85	64	86
Business and government	1,497	1,204	220	1,265
Total	$2,878	$2,493	$430	$2,504
		Nov. 1, 2010
Residential mortgages	$754	$725	$31
Consumer instalment and other personal	453	341	117
Credit card	86	86	66
Business and government	1,661	1,383	323
Total	$2,954	$2,535	$537
1	Excludes acquired credit-impaired loans and debt securities classified as loans.
2	Represents contractual amount of principal owed.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 100

c) Principles of Consolidation and Special Purpose Entities
Significant Consolidated Special Purpose Entities
A special purpose entity (SPE) is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank.

Single-Seller Conduits
The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet. The single-seller conduits are consolidated by the Bank.
As at October 31, 2011, the single-seller conduits had $5.1 billion (November 1, 2010 – $5.1 billion) of commercial paper outstanding. The Bank’s maximum potential exposure to loss was $5.1 billion (November 1, 2010 – $5.1 billion); $1.1 billion (November 1, 2010 – $1.1 billion) of the assets held by conduits are personal loans that are government insured.

Auto Loan and Lease Securitizations
Through acquisitions, the Bank consolidates single-seller securitizations of auto loans and leases. As at October 31, 2011, these conduits had $2.1 billion of assets which are reported under consumer instalment and other personal, and the Bank had maximum potential exposure of $2.1 billion. The outstanding debt of the conduits at October 31, 2011 was $1.8 billion.

Other Significant Consolidated SPEs
The Bank consolidates two significant SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. As at October 31, 2011, the SPE had $88 million (November 1, 2010 – $598 million) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the SPE’s assets to the extent of its entitlement under arrangements with the sellers. The Bank’s maximum potential exposure to loss was $88 million (November 1, 2010 – $598 million) as at October 31, 2011.
The second SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets originated in Canada to the SPE and provided a loan to the SPE to facilitate the purchase. As at October 31, 2011, this SPE had $14.1 billion (November 1, 2010 – $9.5 billion) of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $7.4 billion as at October 31, 2011 (November 1, 2010 – $2.2 billion).

Significant Non-Consolidated Special Purpose Entities
The Bank holds interests in certain significant non-consolidated SPEs. The Bank’s interests in these non-consolidated SPEs are discussed as follows.

Multi-Seller Conduits
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). Effectively, such preconditions ensure that the Bank does not provide credit enhancement.
 From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2011 and 2010, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making activities in ABCP. As at October 31, 2011 and November 1, 2010, the Bank held $790 million and $243 million of ABCP inventory, respectively, out of $5.5 billion and $5.3 billion total outstanding ABCP issued by the conduits as at the same dates. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process. The inventory positions did not cause any change in consolidation conclusions during the year ended October 31, 2011.
 The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.5 billion as at October 31, 2011 (November 1, 2010 – $5.3 billion). Further, the Bank has committed to an additional $2.1 billion (November 1, 2010 – $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $17 million (November 1, 2010 – $73 million).

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 101

d) Derivatives
The following tables disclose the impact of derivatives designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the year ended October 31, 2011.

Fair Value Hedges
(millions of Canadian dollars)				For the year ended
				Oct. 31, 2011
				Amounts excluded
	Amounts recognized	Amounts recognized		from the
	in income on	in income on	Hedge	assessment of hedge
	derivatives1	hedged items1	ineffectiveness1	effectiveness
Fair Value Hedges
Interest rate contracts	$102	$(107)	$(5)	$30
Total income (loss)	$102	$(107)	$(5)	$30
1	Amounts are recorded in non-interest income.

During the year ended October 31, 2011, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)			For the year ended
			Oct. 31, 2011
	Amounts recognized	Amounts reclassified
	in OCI on	from OCI into	Hedge
	derivatives1	income1,2	ineffectiveness3
Cash flow hedges
Interest rate contracts	$1,902	$1,670	$–
Foreign exchange contracts4	129	132	–
Other contracts	38	61	–
Total income (loss)	$2,069	$1,863	$–
Net investment hedges
Foreign exchange contracts4	$449	$–	$–
1	Other comprehensive income is presented on pre-tax basis.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

The following table indicates the periods when hedged cash flows are expected to occur and when they are expected to affect the Consolidated Statement of Income:

Hedged Cash Flows
(millions of Canadian dollars)				As at
				Oct. 31, 2011
	Within 1 year	1-3 years	3-5 years	5-10 years	Over 10 years
Cash flow hedges
Cash inflows from assets	$10,119	$12,321	$7,885	$1,239	$346
Cash outflows from liabilities	(327)	(2,374)	(5,259)	(13)	–
Net cash flows	$9,792	$9,947	$2,626	$1,226	$346
				Nov. 1, 2010
Cash flow hedges
Cash inflows from assets	$8,365	$10,539	$8,486	$1,219	$438
Cash outflows from liabilities	(975)	(1,980)	(5,302)	(25)	–
Net cash flows	$7,390	$8,559	$3,184	$1,194	$438

During the year ended October 31, 2011, there were no significant instances where forecasted transactions failed to occur.

e) Goodwill – Key Assumptions
The recoverable amount of each group of CGUs has been determined based on its value-in-use. In assessing value-in-use, the estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate
The discount rates used reflect current market assessment of the risks specific to each group of CGUs and is dependent on the risk profile and capital requirements of the group of CGUs.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 102

Terminal Multiple
The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next three years. The terminal multiple for the period after the Bank’s internal forecast was derived from the observable terminal multiples of comparable financial institutions and ranged from 12 to 19.

In considering the sensitivity of the key assumptions discussed above, management determined that there is no reasonable possible change in any of the above that would result in the carrying value of any of the groups of CGUs to exceed its recoverable amount.

The following table summarizes the groups of CGUs to which goodwill has been allocated and its discount rate for impairment testing purposes:

Group of CGUs
(millions of Canadian dollars)	As at
	Carrying value		Discount rate
	Oct. 31, 2011	Nov. 1, 2010	Oct. 31, 2011	Nov. 1, 2010
Canadian Personal and Commercial Banking
Canadian Banking	$726	$722	8.0%	8.0%
Wealth and Insurance1
Wealth2	566	572	9.5 to 13.0%	9.5 to 13.0%
Global Insurance	485	488	8.0%	8.0%
Wholesale
TD Securities	150	150	12.0%	12.0%
U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking	10,330	10,381	9.0%	9.0%
Total	$12,257	$12,313
1	Effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been restated retroactively to 2011.
2
Wealth includes Canadian Discount Brokerage, Advice Channels, Asset Management, and UK Brokerage groups of CGUs. Effective April 30, 2012, Canadian Discount Brokerage and UK Brokerage were combined into “Direct Investing” and Advice Channels and Asset Management were combined into “Advice and Asset Management” groups of CGUs.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 103
103
f) Employee Benefits
The following table presents the financial position of the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)		Principal Non-Pension
	Principal	Post-Retirement	Other Pension and
2011	Pension Plans	Benefit Plan1	Retirement Plans2
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$2,856	$419	$1,182
Obligations assumed upon acquisition of Chrysler Financial	–	–	673
Service cost – benefits earned	153	12	18
Interest cost on projected benefit obligation	171	23	85
Members’ contributions	49	–	1
Benefits paid	(137)	(10)	(77)
Change in foreign currency exchange rate	–	–	25
Change in actuarial assumptions	49	(18)	148
Projected benefit obligation at end of period	$3,141	$426	$2,055
Change in plan assets
Plan assets at fair value at beginning of period	$3,038	$–	$769
Assets acquired upon acquisition of Chrysler Financial	–	–	579
Expected long-term rate of return on plan assets3	196	–	72
Actuarial gains (losses)	(33)	–	(11)
Members’ contributions	49	–	1
Employer’s contributions	189	10	21
Change in foreign currency exchange rate	–	–	21
Benefits paid	(137)	(10)	(77)
General and administrative expenses	(2)	–	(1)
Plan assets at fair value at end of period	$3,300	$–	$1,374
Excess (deficit) of plan assets
over projected benefit obligation4	$159	$(426)	$(681)
Unrecognized net loss from past experience, different
from that assumed, and effects of changes in assumptions5	82	(18)	159
Unrecognized unvested plan amendment costs (credits)6	–	(28)	–
Prepaid pension asset (accrued benefit liability)7	$241	$(472)	$(522)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	$155	$12	$19
Interest cost on projected benefit obligation	171	23	85
Expected long-term rate of return on plan assets3	(196)	–	(72)
Amortization of plan amendment costs (credits)	–	(5)	–
Total expense	$130	$30	$32
Actuarial assumptions used to determine the
annual expense
Weighted-average discount rate for projected benefit obligation	5.71%	5.60%	5.50%
Weighted-average rate of compensation increase	3.50%	3.50%	2.14%
Weighted-average expected long-term rate of return on plan assets	6.39%	n/a	6.73%
Actuarial assumptions used to determine the
projected benefit obligation at end of period
Weighted-average discount rate for projected benefit obligation8	5.72%	5.50%	4.99%
Weighted-average rate of compensation increase9	3.50%	3.50%	2.02%
1
The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the Principal Non-Pension Post-Retirement Benefit Plan is 6.30%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.

2
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date.

3	The actual return on plan assets for the principal pension plans was $163 million for the year ended October 31, 2011.
4
As at November 1, 2010, the excess (deficit) of plan assets over projected benefit obligation was $182 million for the Principal Pension Plans, $(419) million for the Principal Non-Pension Post-Retirement Benefit Plan, and $(413) million for the Other Pension and Retirement Plans.

5
As at November 1, 2010, the unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions was nil for the Principal Pension Plans, nil for the Principal Non-Pension Post-Retirement Benefit Plan, and nil for the Other Pension and Retirement Plans.

6
As at November 1, 2010, the unrecognized unvested plan amendment costs (credits) were nil for the Principal Pension Plans, $(33) million for the Principal Non-Pension Post-Retirement Benefit Plan, and nil for the Other Pension and Retirement Plans.

7
As at November 1, 2010, the prepaid pension asset (accrued benefit liability) was $182 million for the Principal Pension Plans, $(452) million for the Principal Non-Pension Post-Retirement Benefit Plan, and $(413) million for the Other Pension and Retirement Plans.

8
As at November 1, 2010, the weighted-average discount rate used to determine the projected benefit obligation was 5.71% for the Principal Pension Plans, 5.60% for the Principal Non-Pension Post-Retirement Benefit Plan, and 5.27% for the Other Pension and Retirement Plans.

9
As at November 1, 2010, the weighted-average rate of compensation increases used to determine the projected benefit obligation was 3.50% for the Principal Pension Plans, 3.50% for the Principal Non-Pension Post-Retirement Benefit Plan, and 2.21% for the Other Pension and Retirement Plans.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 104

The following table provides the sensitivity of the projected benefit obligation for pension and the pension expense for the Bank’s principal pension plans to the discount rate, the expected long-term return on plan assets and the rates of compensation, as well as the sensitivity of the Bank’s principal non-pension post-retirement benefit plan to the health care cost initial trend rate assumption. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Key Assumptions
(millions of Canadian dollars, except as noted)			For the
	As at	As at	year ended
	Oct. 31	Nov. 1	Oct. 31
	2011	2010	2011
	Obligation	Obligation	Expense
Impact of an absolute change of 1.0% in key assumptions
Discount rate assumption used	5.72%	5.71%	5.71%
Decrease in assumption	$586	$498	$54
Increase in assumption	(484)	(415)	(47)
Expected long-term return on assets assumption used	n/a	n/a	6.39%
Decrease in assumption	n/a	n/a	$31
Increase in assumption	n/a	n/a	(31)
Rates of compensation increase assumption used	3.50%	3.50%	3.50%
Decrease in assumption	$(173)	$(128)	$(27)
Increase in assumption	185	136	26
Health care cost initial trend rate assumption used1	6.30%	6.50%	6.50%
Decrease in assumption	$(54)	$(59)	$(6)
Increase in assumption	67	75	8
1	As at October 31, 2011, November 1, 2010, and for the year ended October 31, 2011 trending to 3.70% in 2028.

g) Income Taxes
Deferred tax assets and liabilities are composed of:

Deferred Tax
(millions of Canadian dollars)			For the
	As at	As at	year ended
	Oct. 31	Nov. 1	Oct. 31
	2011	2010	2011
	Consolidated	Consolidated	Consolidated
	balance	balance	statement of
	sheet	sheet	income
Deferred tax assets
Allowance for credit losses	$508	$331	$137
Land, buildings and equipment, and other depreciable assets	26	47	(21)
Deferred (income) expense	126	(49)	175
Trading loans, securities, and other	266	407	141
Derecognition	277	222	7
Goodwill	40	49	–
Employee benefits	660	580	82
Losses available for carry forward	118	213	(95)
Other	127	178	(368)
Total deferred tax assets1	$2,148	$1,978	$58
Deferred tax liabilities
Available-for-sale securities	$(1,057)	$(1,040)	$(107)
Intangible assets	(427)	(632)	206
Pensions	(42)	(32)	(10)
Total deferred tax liabilities	$(1,526)	$(1,704)	$89
Deferred income tax recovery (expense) recognized in profit and loss	$ n/a	$ n/a	$147
Deferred income tax recovery (expense) recognized in other comprehensive income and equity	n/a	n/a	136
Deferred taxes acquired in business combinations	n/a	n/a	65
Net deferred tax assets	$622	$274	$348
Reflected on the consolidated balance sheet as follows:
Deferred tax assets	$1,196	$1,045	$ n/a
Deferred tax liabilities	(574)	(771)	n/a
Deferred tax assets (liabilities)	$622	$274	$ n/a
1
The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets is recognized in the balance sheet is $12 million as at October 31, 2011. This amount is scheduled to expire within 1 year. The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets is recognized in the balance sheet is $192 million as at November 1, 2010. Of this amount, $10 million has no expiry date and $182 million is scheduled to expire within 10 years.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 105

Reconciliation to Statutory Tax Rate
(millions of Canadian dollars, except as noted)
	2011
Income taxes at Canadian statutory income tax rate	$2,005	28.1%
Increase (decrease) resulting from:
Dividends received	(214)	(3.0)
Rate differentials on international operations	(468)	(6.6)
Other – net	3	–
Provision for income taxes and effective income tax rate	$1,326	18.5%

h) Interest Rate Risk
The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table below details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 106

Interest Rate Risk
(billions of Canadian dollars, except as noted)								As at
					Over 1		Non-
	Floating	Within 3	3 months	Total	year to	Over	interest
Oct. 31, 2011	rate	months	to 1 year	within year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$5.2	$17.6	$0.9	$23.7	$–	$–	$0.4	$24.1
Effective yield		0.2%	0.9%		–%	–%
Trading loans, securities, and other	0.8	6.2	12.6	19.6	19.4	8.4	26.0	73.4
Effective yield		1.3%	0.8%		2.2%	2.8%
Financial assets designated at fair value through profit or loss	–	0.2	0.1	0.3	2.9	0.4	0.6	4.2
Effective yield		4.9%	4.4%		3.0%	5.3%
Available-for-sale	0.1	51.7	6.3	58.1	21.2	10.0	4.2	93.5
Effective yield		0.3%	1.0%		1.4%	1.0%
Securities purchased under reverse repurchase agreements	5.3	32.9	12.4	50.6	2.0	–	4.4	57.0
Effective yield		0.8%	0.4%		1.9%	–%
Loans	8.5	205.8	39.6	253.9	102.4	15.0	5.9	377.2
Effective yield		2.1%	3.7%		4.0%	4.6%
Other	68.1	–	–	68.1	–	–	38.0	106.1
Total Assets	$88.0	$314.4	$71.9	$474.3	$147.9	$33.8	$79.5	$735.5
Liabilities and Equity
Trading deposits	$–	$20.3	$7.9	$28.2	$0.2	$0.4	$0.8	$29.6
Effective yield		0.4%	0.6%		1.1%	2.1%
Other deposits	149.2	57.8	34.7	241.7	52.0	0.4	155.3	449.4
Effective yield		0.8%	1.4%		2.4%	5.6%
Securitization liabilities at fair value	–	0.4	4.5	4.9	21.5	0.5	0.8	27.7
Effective yield		0.1%	1.1%		1.0%	0.3%
Obligations related to securities sold short	23.6	–	–	23.6	–	–	–	23.6
Obligations related to securities sold under repurchase
agreements	0.6	21.5	–	22.1	–	–	3.9	26.0
Effective yield		0.6%	–%		–%	–%
Securitization liabilities at amortized cost	–	9.0	2.4	11.4	12.5	0.3	1.9	26.1
Effective yield		1.8%	1.3%		2.2%	3.3%
Subordinated notes and debentures	–	–	0.2	0.2	6.2	5.1	–	11.5
Effective yield		–%	7.0%		5.2%	5.4%
Other	69.9	–	–	69.9	–	–	27.7	97.6
Equity	–	–	–	–	3.4	–	40.6	44.0
Total Liabilities and Equity	$243.3	$109.0	$49.7	$402.0	$95.8	$6.7	$231.0	$735.5
Net Position	$(155.3)	$205.4	$22.2	$72.3	$52.1	$27.1	$(151.5)	$–

Nov. 1, 2010
Assets
Cash resources and other	$4.4	$15.9	$1.0	$21.3	$–	$–	$0.4	$21.7
Effective yield		0.1%	1.3%		–%	–%
Trading loans, securities, and other	7.2	5.9	7.0	20.1	13.8	5.6	24.2	63.7
Effective yield		1.9%	1.4%		1.5%	3.0%
Financial assets designated at fair value through profit or loss	–	0.1	0.2	0.3	0.9	0.5	0.5	2.2
Effective yield		4.3%	4.5%		3.0%	4.9%
Available-for-sale	0.4	44.7	8.6	53.7	25.7	6.5	0.8	86.7
Effective yield		0.1%	0.9%		2.0%	2.2%
Securities purchased under reverse repurchase agreements	5.1	33.8	6.9	45.8	3.1	0.9	0.9	50.7
Effective yield		0.7%	0.3%		1.7%	3.0%
Loans	7.2	178.4	28.7	214.3	106.2	14.7	5.7	340.9
Effective yield		4.0%	4.9%		5.0%	5.2%
Other	59.1	–	–	59.1	–	–	42.4	101.5
Total Assets	$83.4	$278.8	$52.4	$414.6	$149.7	$28.2	$74.9	$667.4
Liabilities and Equity
Trading deposits	$–	$12.4	$9.2	$21.6	$0.1	$0.3	$1.0	$23.0
Effective yield		0.3%	0.3%		1.7%	2.8%
Other deposits	144.4	51.6	38.3	234.3	42.5	0.5	127.6	404.9
Effective yield		1.2%	1.7%		2.9%	5.6%
Securitization liabilities at fair value	–	–	0.2	0.2	26.6	0.5	–	27.3
Effective yield		–%	1.1%		3.1%	2.2%
Obligations related to securities sold short	23.7	–	–	23.7	–	–	–	23.7
Obligations related to securities sold under repurchase
agreements	1.6	18.6	0.3	20.5	1.1	0.6	–	22.2
Effective yield		0.5%	1.1%		1.4%	2.8%
Securitization liabilities at amortized cost	–	5.9	4.0	9.9	11.0	2.2	–	23.1
Effective yield		2.0%	4.2%		3.1%	3.6%
Subordinated notes and debentures	–	–	0.2	0.2	11.7	0.3	–	12.2
Effective yield		–%	7.4%		5.4%	5.0%
Other	60.2	–	–	60.2	0.6	2.4	27.9	91.1
Equity	–	0.4	–	0.4	3.0	–	36.5	39.9
Total Liabilities and Equity	$229.9	$88.9	$52.2	$371.0	$96.6	$6.8	$193.0	$667.4
Net Position	$(146.5)	$189.9	$0.2	$43.6	$53.1	$21.4	$(118.1)	$–

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 107

i) Segmented Information
The following table summarized the segment results for the year ended October 31, 2011.

Results by Business Segment
(millions of Canadian dollars)		For the year ended
					Oct. 31, 2011
Canadian Personal			U.S. Personal
	and Commercial	Wealth and	and Commercial	Wholesale
	Banking1	Insurance 1	Banking	Banking	Corporate	Total
Net interest income (loss)	$7,190	$542	$4,392	$1,659	$(122)	$13,661
Non-interest income	2,342	3,498	1,342	837	(18)	8,001
Provision for (reversal of) credit losses	824	–	687	22	(43)	1,490
Non-interest expenses	4,433	2,616	3,593	1,468	937	13,047
Income (loss) before income taxes	4,275	1,424	1,454	1,006	(1,034)	7,125
Provision for (recovery of) income taxes	1,224	317	266	191	(672)	1,326
Equity in net income of an investment in
associate, net of income taxes	–	207	–	–	39	246
Net income (loss)	$3,051	$1,314	$1,188	$815	$(323)	$6,045
Total assets (billions of
Canadian dollars)	$258.6	$26.7	$198.7	$220.2	$31.3	$735.5
1	Effective November 1, 2011, the TD Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been retrospectively reclassified.

j) Key Management Personnel
Transactions with Key Management Personnel, their Close Family Members and their Related Entities
The Bank makes loans to its key management personnel, their close family members and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

Loans to Key Management Personnel, their Close Family Members and Related Entities
(millions of Canadian dollars)	Oct. 31, 2011
Personal loans, including mortgages	$12
Business loans	195
Total	$207

Compensation
The remuneration of key management personnel for the year ended October 31, 2011 was as follows.

Compensation
(millions of Canadian dollars)	Oct. 31, 2011
Short-term employee benefits	$23
Post-employment benefits	2
Share-based payments	33
Total	$58

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 108

k) Principal Subsidiaries
The following table presents the principal subsidiaries that The Toronto-Dominion Bank owns directly or indirectly.

PRINCIPAL SUBSIDIARIES
		As at Oct. 31, 2011
	Ownership	Address of Head
North America	Percentage	or Principal Office
CT Financial Assurance Company	99.9	Toronto, Ontario
Meloche Monnex Inc.	100	Montreal, Quebec
Security National Insurance Company	100	Montreal, Quebec
Primmum Insurance Company	100	Toronto, Ontario
TD Direct Insurance Inc.	100	Toronto, Ontario
TD General Insurance Company	100	Toronto, Ontario
TD Home and Auto Insurance Company	100	Toronto, Ontario
TD Asset Finance Corp.	100	Toronto, Ontario
TD Asset Management Inc.	100	Toronto, Ontario
TD Waterhouse Private Investment Counsel Inc.	100	Toronto, Ontario
TD Auto Finance Services Inc.1	100	Toronto, Ontario
TD Financing Services Home Inc.	100	Toronto, Ontario
TD Financing Services Inc.	100	Toronto, Ontario
TD Investment Services Inc.	100	Toronto, Ontario
TD Life Insurance Company	100	Toronto, Ontario
TD Mortgage Corporation	100	Toronto, Ontario
TD Pacific Mortgage Corporation	100	Vancouver, British Columbia
The Canada Trust Company	100	Toronto, Ontario
TD Parallel Private Equity Investors Ltd.	100	Toronto, Ontario
TD Securities Inc.	100	Toronto, Ontario
TD US P & C Holdings ULC	100	Calgary, Alberta
TD Bank US Holding Company	100	Portland, Maine
Northgroup Sponsored Captive Insurance, Inc.	100	Burlington, Vermont
TD Bank USA, National Association	100	Portland, Maine
TD Bank, National Association	100	Wilmington, Delaware
TD Auto Finance LLC	100	Farmington Hills, Michigan
TD Insurance, Inc.	100	Portland, Maine
TD Vermillion Holdings ULC	100	Calgary, Alberta
TD Financial International Ltd.	100	Hamilton, Bermuda
Canada Trustco International Limited	100	St. Michael, Barbados
TD Reinsurance (Barbados) Inc.	100	St. Michael, Barbados
TD Reinsurance (Ireland) Limited	100	Dublin, Ireland
Toronto Dominion International Inc.	100	St. Michael, Barbados
TD Waterhouse Canada Inc.	100	Toronto, Ontario
TD Waterhouse Insurance Services Inc.	100	Toronto, Ontario
TDAM USA Inc.	100	Wilmington, Delaware
Toronto Dominion Holdings (U.S.A.), Inc.	100	New York, New York
TD Holdings II Inc.	100	New York, New York
TD Securities (USA) LLC	100	New York, New York
Toronto Dominion (Texas) LLC	100	New York, New York
Toronto Dominion (New York) LLC	100	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	100	New York, New York
International
Internaxx Bank S.A.	100	Luxembourg, Luxembourg
NatWest Personal Financial Management Limited	50	London, England
NatWest Stockbrokers Limited2	50	London, England
TD Ireland	100	Dublin, Ireland
TD Global Finance	100	Dublin, Ireland
TD Luxembourg International Holdings	100	Luxembourg, Luxembourg
TD Ameritrade Holding Corporation3	44.96	Omaha, Nebraska
TD Waterhouse Bank N.V.	100	Amsterdam, The Netherlands
TD Wealth Holdings (UK) Limited	100	Leeds, England
TD Waterhouse Investor Services (Europe) Limited	100	Leeds, England
TD Wealth Institutional Holdings (UK) Limited	100	Leeds, England
TDWCS LLP	100	Leeds, England
Toronto Dominion Australia Limited	100	Sydney, Australia
Toronto Dominion Investments B.V.	100	London, England
TD Bank Europe Limited	100	London, England
Toronto Dominion Holdings (U.K.) Limited	100	London, England
TD Securities Limited	100	London, England
Toronto Dominion (South East Asia) Limited	100	Singapore, Singapore

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity		1 Reflects ownership structure as at November 1, 2011.
and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities		2 The Bank, through its 50% ownership of NatWest Personal Financial
listed. Each subsidiary is incorporated in the country in which its head or principal office is located.		Management Limited, owns 50% of NatWest Stockbrokers Limited.
		3 TD Ameritrade Holding Corporation is not a subsidiary of the Bank as the Bank
		does not control it. TD Luxembourg International Holdings and its ownership of
		TD Ameritrade Holding Corporation is included given the significance of the
		Bank’s investment in TD Ameritrade Holding Corporation.

TD BANK GROUP • SECOND QUARTER 2012 REPORT TO SHAREHOLDERS	Page 109

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on May 24, 2012. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2012.jsp on May 24, 2012, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2012.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 24, 2012, until June 25, 2012, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4536563, followed by the pound key.